17


06011476

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Schneider Electric

*CURRENT ADDRESS

PROCESSED

MAR 09 2006

THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 3706 FISCAL YEAR 12-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A	(PROXY)	☐		

OICF/BY: dlw

DAT : 3/8/06

Financial Statements

As of December 31, 2005

Consolidated Financial Statements

Notes to the Consolidated Financial Statements

Management Review


Merlin Gerin
Square D
Telemecanique


Schneider
Electric
Building a New Electric World

Consolidated Statement of Income

(in millions of euros except for earnings per share)

		2005*	2004
Revenue	*(note 22)*	**11,678.8**	**10,349.3**
Cost of sales		(6,923.8)	(6,177.4)
Gross profit		**4,755.0**	**4,171.9**
Research and development expenses	*(note 23)*	(273.7)	(295.1)
Selling, general and administrative expenses		(2,812.8)	(2,549.7)
Other operating income and expenses	*(note 25)*	(103.2)	(40.7)
Operating profit		**1,565.3**	**1,286.4**
Finance costs, net		(103.1)	(64.4)
Other financial income and expenses		(1.5)	5.1
Finance costs and other financial income and expense, net	*(note 26)*	**(104.6)**	**(59.3)**
Share of profit /(losses) of associates	*(note 7)*	(3.6)	(3.6)
Profit before tax		**1,457.1**	**1,223.5**
Income tax expense	*(note 12)*	(427.5)	(365.2)
Profit of continuing operations		**1,029.5**	**858.3**
Discontinued operations			
Profit for the period		**1,029.5**	**858.3**
-Attributable to equity holders of the parent		994.3	823.9
-Attributable to minority interests		35.2	34.4
Basic earnings per share (in euros)	*(note 14.3)*	4.56	3.73
Diluted earnings per share (in euros)	*(note 14.3)*	4.54	3.72

* IAS 32/39 applied as from January 1, 2005 with no adjustment for 2004 (Note 2)

The accompanying notes are an integral part of the consolidated financial statements

Consolidated Statement of Cash Flows

(in millions of euros)		2005 *	2004
I - Cash flows from operating activities:			
Profit attributable to equity holders of the parent		994.3	823.9
Minority interests		35.2	34.4
Share of (profit)/ losses of associates, net of dividends received		2.8	3.5
Adjustments to reconcile net profit to net cash provided by operating activities:			
Depreciation of property, plant and equipment		279.3	285.7
Amortization of intangible assets other than goodwill		88.8	76.7
Losses on non current assets		20.7	-
Increase/(decrease) in provisions		22.5	(27.7)
Change in deferred taxes		97.0	78.1
Losses/(gains) on disposals of assets		(0.7)	(9.0)
Other		8.2	16.5
Net cash provided by operating activities before changes in operating assets and liabilities		**1,548.1**	**1,282.1**
(Increase)/decrease in accounts receivable		(185.0)	(186.0)
(Increase)/decrease in inventories and work in process		(85.2)	(162.1)
Increase/(decrease) in accounts payable		165.6	37.9
Change in other current assets and liabilities		(118.8)	212.2
Change in working capital requirement		**(223.4)**	**(98.0)**
	Total I	**1,324.7**	**1,184.1**
II - Cash flows from investing activities:			
Purchases of property, plant and equipment		(308.1)	(277.8)
Proceeds from disposals of property, plant and equipment		45.2	45.1
Purchases of intangible assets		(213.7)	(97.2)
Proceeds from disposals of intangible assets		0.6	0.4
Net cash used by investment in operating assets		**(476.0)**	**(329.5)**
Purchases of financial investments - net (note 3)		(1,267.3)	(800.9)
Purchases of other long-term investments		(20.7)	(25.5)
Increase in long-term pension assets		(48.1)	(13.4)
Sub-total		**(1,336.1)**	**(839.8)**
	Total II	**(1,812.1)**	**(1,169.3)**
III - Cash flows from financing activities:			
Issuance of long-term debt (note 17)		1,490.9	
Repayment of long-term debt		(70.4)	(1,352.3)
Sale/(purchase) of treasury shares (1)		(73.2)	(278.2)
Increase/(reduction) in other financial debt		(76.1)	(49.6)
Issuance of shares		22.4	61.0
Dividends paid: Schneider Electric SA		(395.4)	(334.2)
Minority interests		(22.9)	(23.3)
	Total III	**875.3**	**(1,976.6)**
IV - Net effect of exchange rate :	**Total IV**	**(31.1)**	**6.0**
Net increase/(decrease) in cash and cash equivalents: I + II + III + IV		**356.8**	**(1,955.8)**
Cash and cash equivalents at beginning of period		946.5	2,902.4
Increase/(decrease) in cash and cash equivalents		356.8	(1,955.9)
Cash and cash equivalents at end of period	*note 13*	**1,303.3**	**946.5**

(1) Adiusted for shares exchanoed for Leorand shares (neoative U10.1 million) - Note
* IAS 32/39 applied as from January 1, 2005 with no adjustment for 2004 (Note 2

The accompanying notes are an integral part of the consolidated financial statements

Consolidated Balance Sheet

(in millions of euros)

ASSETS		Dec. 31, 2005	Jan. 1, 2005 *	Dec. 31, 2004
Non-current assets				
Goodwill, net	*(note 4)*	5,878.8	4,539.0	4,462.3
Intangible assets, net	*(note 5)*	1,299.1	894.5	894.5
Property, plant and equipment, net	*(note 6)*	1,600.6	1,456.7	1,456.7
Assets held for sale	*(note 6)*	6.8	7.6	7.6
Total tangible and intangible assets		2,906.5	2,358.8	2,358.8
Investments in associates	*(note 7)*	48.2	65.3	65.3
Available-for-sale financial assets	*(note 8)*	315.4	198.5	154.3
Other financial assets	*(note 8)*	281.4	288.1	288.1
Total non current financial assets		596.8	486.6	442.4
Deferred taxes	*(note 12)*	795.0	832.7	830.3
Total non-current assets		**10,225.3**	**8,282.4**	**8,159.1**
Current assets				
Inventories and work in process	*(note 9)*	1,636.6	1,409.4	1,409.4
Trade accounts receivable	*(note 10)*	2,586.7	2,135.7	2,135.7
Other receivables and prepaid expenses	*(note 11)*	783.0	550.8	529.1
Cash and cash equivalents	*(note 13)*	1,383.2	975.8	1,062.8
Total current assets		**6,389.5**	**5,071.7**	**5,137.0**
Total assets		**16,614.8**	**13,354.1**	**13,296.1**

* IAS 32/39 applied as from January 1, 2005 with no adjustment for 2004 (Note 2)

The accompanying notes are an integral part of the consolidated financial statements

Consolidated Balance Sheet

(in millions of euros)

LIABILITIES		Dec. 31, 2005	Jan. 1, 2005 *	Dec. 31, 2004
Equity	*(note 14)*			
Share capital		1,813.0	1,809.6	1,809.6
Share premium account		4,069.0	4,049.9	4,049.9
Retained earnings		2,160.8	1,571.1	1,620.1
Translation reserve		200.8	(84.3)	(84.5)
Equity attributable to equity holders of the parent		**8,243.6**	**7,346.3**	**7,395.1**
Minority interests		93.9	76.2	72.8
Total equity		**8,337.5**	**7,422.5**	**7,467.9**
Long-term provisions				
Provisions for pensions and other post-employment benefits	*(note 15)*	1,200.4	1,026.2	1,026.2
Provisions for contingencies	*(note 16)*	210.0	192.3	192.3
Total long-term provisions		1,410.4	1,218.5	1,218.5
Non-current liabilities				
Ordinary and convertible bonds	*(note 17)*	2,691.1	1,200.0	1,200.0
Perpetual bonds	*(note 17)*	-	-	73.3
Other long-term debt	*(note 17)*	63.6	72.5	24.9
Total non-current financial liabilities		2,754.7	1,272.5	1,298.2
Deferred tax liabilities	*(note 12)*	259.4	225.9	203.2
Other non-current liabilities	*(note 18)*	178.8	177.7	104.4
Total non-current liabilities		**4,603.3**	**2,894.6**	**2,824.3**
Current liabilities				
Trade accounts payable		1,710.8	1,384.4	1,384.4
Accrued taxes and payroll costs		1,093.1	849.5	849.5
Short-term provisions	*(note 16)*	276.7	236.5	236.5
Other current liabilities		340.5	338.9	279.2
Short-term debt	*(note 17)*	252.9	227.7	254.3
Total current liabilities		**3,674.0**	**3,037.0**	**3,003.9**
Total equity and liabilities		**16,614.8**	**13,354.1**	**13,296.1**

* IAS 32/39 applied as from January 1, 2005 with no adjustment for 2004 (Note 2)

The accompanying notes are an integral part of the consolidated financial statements

Consolidated Statement of Changes in Equity and Minority Interests

(in millions of euros except for number of shares)

	Number of shares (thousands)	Share capital	Share premium account	Retained earnings	Treasury stock	Other reserves	Translation reserve	Equity attributable to equity holders of the parent	Minority interests	TOTAL
January 1, 2004 - IFRS (note 29)	**231,842.2**	**1,854.7**	**4,290.8**	**1,283.8**	**(273.8)**	**0.0**	**0.0**	**7,155.5**	**74.4**	**7,229.9**
Profit for the year				823.9				823.9	34.4	858.3
Valuation gains/(losses) taken to equity						22.3		22.3		22.3
Exchange differences on translating foreign operations							(84.5)	(84.5)	(1.9)	(86.4)
Total recognised income and expense for the period (comprehensive income)				*823.9*		*22.3*	*(84.5)*	*761.7*	*32.5*	*794.2*
Cancellation of shares	(7,000.0)	(56.0)	(291.1)					(347.1)		(347.1)
Worldwide Employee Stock Purchase Plan	705.8	5.7	27.6					33.3		33.3
Exercise of stock options	646.2	5.2	22.6					27.8		27.8
Dividends (including *précompte* equalization tax)				(334.2)				(334.2)	(23.3)	(357.5)
Refund of *précompte* equalization tax overpaid in previous years				23.1				23.1		23.1
Change in treasury stock					65.2			65.2		65.2
Tax effect of cancellation of treasury stock				(7.4)				(7.4)		(7.4)
Stock options					8.9			8.9		8.9
Other				8.3				8.3	(10.8)	(2.5)
December 31, 2004 - IFRS excluding IAS 32/39	**226,194.2**	**1,809.6**	**4,049.9**	**1,797.5**	**(199.7)**	**22.3**	**(84.5)**	**7,395.1**	**72.8**	**7,467.9**
IAS 32/39 adjustments (note 2)										
-Treasury stock					(87.0)			(87.0)		(87.0)
-Currency hedges				1.1		7.9		9.0		9.0
-Revaluation of available-for-sale financial assets						29.0		29.0		29.0
-Metal price hedges						5.0		5.0		5.0
-Interest rate swaps				(5.0)				(5.0)		(5.0)
-Put option granted to MGE minority shareholders									3.4	3.4
-Translation adjustment							0.2	0.2		0.2
January 1, 2005 - IFRS after application of IAS 32/39	**226,194.2**	**1,809.6**	**4,049.9**	**1,793.6**	**(286.7)**	**64.2**	**(84.3)**	**7,346.3**	**76.2**	**7,422.5**
Profit for the year				994.3				994.3	35.2	1,029.5
Valuation gains/(losses) taken to equity (note 14)						35.6		35.6		35.6
Exchange differences on translating foreign operations							285.1	285.1	8.3	293.4
Total recognised income and expense for the period (comprehensive income)				*994.3*		*35.6*	*285.1*	*1,315.0*	*43.5*	*1,358.5*
Exercise of stock options (note 14)	425.0	3.4	19.1					22.5		22.5
Dividends (note 14)				(395.4)				(395.4)	(22.9)	(418.3)
Change in treasury stock (note 14)					(68.7)			(68.7)		(68.7)
Stock options					16.8			16.8		16.8
Other (1)				7.1				7.1	(2.9)	4.2
December 31, 2005 - IFRS	**226,619.2**	**1,813.0**	**4,069.0**	**2,399.6**	**(338.6)**	**99.8**	**200.8**	**8,243.6**	**93.9**	**8,337.5**

Notes to the consolidated financial statements

Notes to the consolidated financial statements

All amounts in millions of euros unless otherwise indicated
The accompanying notes are an integral part of the consolidated financial statements.

The consolidated financial statements for the year ended December 31, 2005 were reviewed by the Board of Directors of Schneider Electric on February 15, 2006. They will be submitted to shareholders for approval at the Annual General Meeting of May 3, 2006.
The Group's main businesses are described in Chapter 2 of the Annual Report.

Note 1 - Summary of significant accounting policies

1.1 Accounting standards

In accordance with EU regulations 1606/2002 and 1725/2003, Schneider Electric's consolidated financial statements have been prepared in compliance with the international accounting standards endorsed by the European Union as of December 31, 2005. These include International Financial Reporting Standards (IFRSs), International Accounting Standards (IASs) and the related interpretations issued by the Standards Interpretations Committee (SIC) and the International Financial Reporting Interpretations Committee (IFRIC). The accounting policies and methods used are described below.

The opening balance sheet at January 1, 2004 has been restated in accordance with IFRS 1 – *First-Time Adoption Of IFRS* – based on the standards and interpretations applicable as of December 31, 2005. In keeping with the recommendations of the French securities regulator (AMF) during the transition period, the options used in first time adoption at January 1, 2004 were presented in the 2004 Annual Report, along with a description of the changes in accounting policies and methods and their impact on the opening and closing balance sheets and the statement of income for the year ended December 31, 2004. This information is presented in Note 29 of the present report.

IAS 32 – *Financial Instruments: Disclosure and Presentation* – and IAS 39 – *Financial Instruments: Recognition and Measurement* – have been applied as from January 1, 2005. The data for 2004 has not been restated, as allowed under IFRS 1. The impact of this change in accounting method, described in Note 2, has been recognized in opening equity at January 1, 2005. Because the 2004 figures have been not been restated, data for the 2004 financial year is not comparable. However, the impact on profit for the year ended December 31, 2005 is not meaningful (see Note 25).

The Group has opted for early application of the amendment to IAS 19 – *Employee Benefits* – concerning actuarial gains and losses (as of January 1, 2004), and of the amendments to IAS 39 – *Financial Instruments: Recognition and Measurement* – concerning cash flow hedges of forecast intragroup transactions and the fair value option (as of January 1, 2005). It decided against early application of the amendment to IAS 1 – *Capital Disclosures* – and of IFRS 7 – *Financial Instruments: Disclosures* – which will be mandatory as of January 1, 2007. Early application of IFRIC interpretation 6 – *Liabilities arising from participating in a specific market* – and IFRIC interpretation 4 – *Determining whether an arrangement contains a lease* – did not have any impact on the Group's financial statements.

To facilitate comparison, the financial statements present data prepared in accordance with IFRS for the past two years. For a three-year comparison, the French GAAP financial statements for 2003 and 2004 are presented in Note 30.

1.2 Basis of presentation

The financial statements have been prepared on a historical cost basis, with the exception of derivatives and available-for-sale financial assets, which are measured at fair value. Financial liabilities are measured using the cost model. The carrying amount of hedged assets and liabilities and the related hedging instruments corresponds to their fair value.

1.3 Use of estimates

The preparation of financial statements requires Group and subsidiary management to make estimates and assumptions that are reflected in the reported amounts of assets and liabilities at the date of the financial statements, revenues and expenses for the reporting period and related disclosures. Actual results could differ from those estimates.

These estimates mainly concern:

- The recoverable amount of assets (described in Note 1.10).
- Pension and other post-employment benefit obligations (described in Note 15).

1.4 Consolidation principles

Companies over which the Group exercises exclusive control, either directly or indirectly, are fully consolidated. Exclusive control is control by all means, including ownership of a majority voting interest, significant minority ownership, and contracts or agreements with other shareholders.

Investments in operating entities controlled jointly with a limited number of partners, such as joint ventures and alliances, are accounted for by the equity method in accordance with the alternative treatment allowed under IAS 31 – *Interests in Joint Ventures.*

Companies over which the Group has significant influence ("associates") are accounted for by the equity method. Significant influence is presumed to exist when more than 20% of outstanding voting rights are held.

Companies acquired or sold during the year are included in or removed from the consolidated financial statements as of the date when effective control is acquired or relinquished.

Intragroup balances and transactions are eliminated in consolidation.

The list of consolidated subsidiaries and associates is provided in Note 30. Certain non-material subsidiaries are not consolidated.

All of the companies included in the scope of consolidation have a December 31 year-end.

1.5 Business combinations

In accordance with IFRS 3 – *Business Combinations* – business combinations are accounted for using the purchase method.

All identified acquired assets, liabilities and contingent liabilities are recognized at their fair value as of the date of acquisition. Provisional fair values are adjusted within a maximum of twelve months following the date of acquisition.

If the cost of acquisition is higher than the fair value of assets acquired and liabilities assumed at the date of acquisition, the excess is recorded under goodwill. If the cost of acquisition is lower than the fair value of assets acquired and liabilities assumed at the date of acquisition, the negative goodwill is immediately recognized in the income statement.

Goodwill is not amortized, but tested for impairment annually (see note 1.10 below). Any impairment losses are recognized under "Other operating income/(expense)".

1.6 Translation of the financial statements of foreign subsidiaries

The consolidated financial statements are drawn up in euros.

The financial statements of subsidiaries that use another functional currency are translated into euros as follows:

- Assets and liabilities are translated at official year-end exchange rates.
- Income statement and cash flow items are translated at weighted-average annual exchange rates.

Differences arising on translation are recorded in equity under "Translation reserve".

1.7 Foreign currency transactions

Foreign currency transactions are recorded using the official exchange rate in effect at the date the transaction is recorded or the hedging rate. At year-end, foreign currency payables and receivables are translated into the reporting currency at year-end exchange rates. Gains or losses on foreign currency conversion are recorded in the income statement under "Other financial income and expense, net" .

Foreign currency hedging is described below, in Note 1.20.

1.8 Intangible assets

➢ **Intangible assets acquired separately or as part of a business combination**

Intangible assets acquired separately are initially recognized in the balance sheet at historical cost. They are subsequently measured using the cost model, in accordance with IAS 38 – *Intangible Assets.*

Brands and other identifiable assets of acquired companies are recognized in the balance sheet at fair value, determined by qualified experts. The valuations are performed using generally accepted methods, based on expected future cash flows. The assets are regularly tested for impairment.

Intangible assets other than brands are amortized on a straight-line basis over their useful life or the period of legal protection. The amortization charge is recognized in "Cost of sales" or in "Selling, general and administrative expenses", depending on the type of asset involved.

Amortized intangible assets are tested for impairment when there is any indication that their recoverable amount may be less than their carrying amount. Impairment losses are recognized under "Other operating income/(expense)".

Brands
Brands acquired as part of a business combination are not amortized when they are considered to have an indefinite life.

This is determined on the basis of:
- Brand awareness.
- The Group's strategy for integrating the brand into its existing portfolio.

Brands with indefinite lives are tested for impairment annually and when there is any indication that their recoverable amount may be less than their carrying amount. When necessary, an impairment loss is recorded.

➢ **Internally-generated intangible assets**

Research and development costs

Research costs are recognized in the income statement when incurred.
Development costs for new projects are capitalized if, and only if:
- The project is clearly identified and its related costs are separable and reliably tracked.
- The Group has demonstrated the project's technical feasibility and its intention to complete the intangible asset and use or sell it, as well as the availability of adequate financial resources for this purpose.
- It is probable that the future economic benefits attributable to the project will flow to the Group.

Development costs that do not meet these criteria are expensed in the year in which they are incurred.

Capitalized development costs are amortized over the estimated life of the underlying technology, which generally ranges from 3 to 10 years.
The amortization charge is included in the cost of the related products and reclassified into "Cost of sales" when the products are sold.

Software implementation
External and internal costs for the programming, coding and testing of enterprise resource planning (ERP) applications are capitalized and amortized over the applications' useful lives.

1.9 Property, plant and equipment

Land, buildings, plant and equipment are carried at cost, less accumulated depreciation and any accumulated impairment losses, in accordance with the cost model provided for in IAS 16 – *Property, plant and equipment.*

Each part of an item of property, plant and equipment with a useful life that is different from that of the item as a whole is depreciated separately on a straight-line basis. The main useful lives are as follows:

Buildings	:	20 to 40 years
Plant and equipment	:	3 to 10 years
Other	:	3 to 12 years

The useful life of operating assets, such as production lines, reflects the related products' estimated life cycles.
Useful lives are reviewed periodically and may be adjusted prospectively if appropriate.

The depreciable amount of an asset is determined after deducting its residual value, when the residual value is material.

Depreciation is charged to the income statement or included in the production cost of inventory or the cost of internally-generated intangible assets. It is recognized under "Cost of sales," "Research expenses" or "Selling, general and administrative expenses", depending on the case.

Property, plant and equipment are tested for impairment when there is any indication that their recoverable amount may be less than their carrying amount. Impairment losses are charged to the income statement under "Other operating income/(expense).

➢ **Assets held for sale**

Assets held for sale are no longer depreciated and are recorded separately in the balance sheet under "Assets held for sale" at the lower of amortized cost and net realizable value.

➢ **Leases**

Finance leases, defined as leases that transfer substantially all the risks and rewards of ownership to the lessee, are recognized as an asset and a liability.

Leases that do not transfer substantially all the risks and rewards of ownership are classified as operating leases and the related payments are recognized as an expense on a straight-line basis over the lease term.

➢ **Borrowing costs**

Borrowing costs incurred during the construction or acquisition of property, plant and equipment and intangible assets are expensed when incurred, in accordance with the recommended treatment under IAS 23 – *Borrowing Costs.*

1.10 Impairment of assets

In accordance with IAS 36 – *Impairment of Assets* – the recoverable amount of long-lived assets is assessed as follows:

- All depreciable and amortizable property, plant and equipment and intangible assets are reviewed at each balance sheet date to determine whether there is any indication that the asset may be impaired. Indications of impairment are identified on the basis of external or internal information. If such an indication exists, the Group tests the asset for impairment by comparing its carrying amount to the higher of fair value less costs to sell and value in use.
- Non-amortizable intangible assets and goodwill are tested for impairment annually and when there is any indication that the asset may be impaired.

Value in use is determined by discounting estimated future cash flows that will be generated by the tested assets, generally over a period of not more than five years. Estimated future cash flows are based on management's economic assumptions and operating forecasts. The discount rate corresponds to Schneider Electric's weighted average cost of capital (7.5% at December 31, 2005 and 8.5% at December 31, 2004), plus a risk premium depending on the region in question.

Impairment tests are performed at the level of the cash-generating unit (CGU) to which the asset belongs. A cash-generating unit is the smallest group of assets that generates cash inflows that are largely independent of those cash flows from other assets or groups of assets. At Schneider Electric, CGUs generally correspond to the Operating Divisions (Europe, North America, International and Asia-Pacific). Each of the Growth Platform businesses is also a CGU.

Goodwill is allocated to a CGU when initially recognized. This allocation is made on the basis used to track the performance of Group operations and to assess the benefits derived from the synergies of the business combination.

If the recoverable amount of an asset or CGU is lower than its carrying amount, an impairment loss is recognized. To the extent possible, impairment losses on CGUs comprising goodwill are recorded as a deduction from goodwill.

1.11 Non-current financial assets

Investments in non-consolidated companies are classified in available-for-sale financial assets. They are initially recorded at cost and subsequently measured at fair value, when fair value can be reliably determined.

The fair value of equity instruments quoted in an active market corresponds to the quoted price on the balance sheet date.

In cases where fair value can not be reliably determined, the instruments are measured at cost net of any accumulated impairment losses. The recoverable amount is determined by reference to the Group's equity in the underlying entity's net assets and the entity's expected future profitability and business outlook. This rule is applied in particular to equity instruments that do not have a quoted market price in an active market.

Changes in fair value are accumulated in equity under "Other reserves" up to the date of sale, at which time they are recognized in the income statement. Unrealized losses on assets that are considered to be permanently impaired are recorded under "Finance costs and other financial income and expense, net".

Loans, recorded under "Other financial assets", are carried at amortized cost and tested for impairment if there is any indication that their recoverable amount may be less than their carrying amount. Long-term financial receivables are discounted when the impact of discounting is meaningful.

1.12 Inventories and work in process

Inventories and work in process are stated at the lower of cost (generally determined by the weighted-average cost method) or estimated net realizable value.

Net realizable value corresponds to the estimated selling price net of remaining expenses to complete and/or sell the products.

Impairment losses on materials are recognized in "Cost of sales" and on finished products in "Selling, general and administrative expenses".

The cost of work in process, semi-finished and finished products includes direct materials and labor costs, subcontracting costs, production overheads based on normal capacity utilization rates and the portion of research and development costs related to the production process (corresponding to the amortization of capitalized projects in production and product and range maintenance costs).

1.13 Accounts receivable

An allowance for doubtful accounts is recorded when it is probable that receivables will not be collected and the amount of the loss can be reasonably estimated. Doubtful accounts and the related allowances are identified and determined based on historical loss experience, the age of the receivables and a detailed assessment of related credit risks. Once it is known with certainty that a doubtful account will not be collected, the doubtful account and the related allowance are written off to the income statement.

Accounts receivable in more than one year are discounted in cases where the discounting adjustment is material.

1.14 Deferred taxes

Deferred taxes, corresponding to temporary differences between the tax basis and reporting basis of consolidated assets and liabilities, are recorded using the liability method. Deferred tax assets are recognized when it is probable that they will be recovered at a reasonably determinable date.

Future tax benefits arising from the utilization of tax loss carryforwards (including amounts available for carryforward without time limit) are recognized only when they can reasonably be expected to be realized.

Deferred tax assets and liabilities are not discounted. Deferred tax assets and liabilities that concern the same unit and are expected to reverse in the same period are netted off.

1.15 Cash and cash equivalents

Cash and cash equivalents presented in the balance sheet consist of cash, bank accounts, term deposits of three months or less and other liquid marketable securities. Substantially all marketable securities represent short-term instruments that can be easily converted into a determinable cash amount, such as commercial paper, mutual funds and equivalents. In light of their nature and maturities, these instruments carry virtually no risk of impairment. The Group treats them as cash equivalents.

1.16 Treasury stock

Schneider Electric shares held by the parent company or by fully consolidated companies are measured at cost and deducted from equity. They are held at their acquisition price until sold.

Gains and losses on the sale of treasury stock are recognized in equity, net of tax.

1.17 Pensions and other post-employment benefit obligations

Depending on local practices and laws, the Group's subsidiaries participate in pension, termination benefit and other long-term benefit plans. Benefits paid under these plans depend on such factors as seniority, compensation levels and payments into mandatory retirement programs.

➢ Defined contribution plans

Payments made under defined contribution plans are recorded in the income statement, in the year of payment and are in full settlement of the Group's liability.

➢ **Defined benefit plans**

The present value of defined benefit obligations is determined using the projected unit credit method.

The amount recognized in the balance sheet corresponds to the present value of the obligation, adjusted for unrecognized past service cost and reduced by the fair value of plan assets at the balance sheet date.

If the plan has a surplus (i.e. the fair value of plan assets is greater than the present value of the obligation, as adjusted for unrecognized past service cost), the recognized asset is limited to the lower of unrecognized past service cost and the present value of available refunds and reductions in future contributions to the plan.

Changes resulting from periodic changes in actuarial assumptions regarding general financial and business conditions or demographics (i.e., changes in the discount rate, annual salary increases, return on plan assets, years of service, etc.) are immediately recognized in the Group's obligation and as a separate component of equity in "Other reserves".

➢ **Mandatory general plans and multi-employer plans**

In most countries, the Group participates in mandatory general plans, while in some countries, it contributes to multi-employer plans. Depending on their terms and conditions, these plans are treated as defined contribution or defined benefit plans. For defined benefit plans, the Group recognizes its share of the related obligation, assets and costs.

➢ **Supplementary pension benefits**

The Group also provides supplementary pension benefits to a limited number of active and retired senior executives. These defined benefit obligations are accrued for based on the contractual terms of the agreements, which provide guaranteed minimum benefits over and above those paid under general pension schemes.

➢ **Other commitments**

Provisions are booked to cover the cost of providing healthcare benefits for certain retired employees in Europe and the United States.

The Group also records for all its subsidiaries an obligation for seniority-related benefits (primarily long service awards in its French subsidiaries).

1.18 Share-based payment

Senior executives and certain employees are granted options to purchase or subscribe Schneider Electric shares. In addition, certain US employees are awarded Stock Appreciation Rights (SARs).

IFRS 2 – *Share-based payment* – applies only to plans set up after November 7, 2002 than do not vest prior to January 1, 2005.

In accordance with IFRS 2, these plans are valued on the date of grant, using the Cox, Ross, Rubinstein binomial option pricing model, and are recognized as an expense over the vesting period, generally three or four years depending on the country.

A contra entry is posted to the own shares reserve for options to purchase or subscribe shares. In the case of SARs, a liability is recorded corresponding to the amount of the remeasured benefit at the closing date.

1.19 Provisions for contingencies

A provision is recorded when the Group has a present obligation as a result of a past event, and a reliable estimate can be made of the amount of the obligation. If the obligation is not probable and cannot be reliably estimated, but remains possible, it is classified as a contingent liability and disclosed in the notes to the consolidated financial statements. Provisions are calculated on a case-by-case or statistical basis. Long-term provisions (greater than one year) are discounted. Discounting adjustments for long-term provisions were calculated at a rate of 3.2% at December 31, 2005, and 3.4% at December 31, 2004.

Provisions are primarily set aside to cover:

- Economic risks. These include tax risks arising from tax audits performed by various local tax administrations and financial risks arising primarily on guarantees given to third parties in relation to certain assets and liabilities.

- Customer risks. These provisions primarily concern liability claims arising from alleged defects in products sold to customers and other third parties and are determined on a case-by-case basis.

- Technical risks:
  - Provisions are recorded on a statistical basis for the residual cost of product warranties not covered by insurance. Such warranties may run up to 18 months.
  - The Group also recognizes provisions to cover disputes concerning defective products and recalls of clearly identified products.

- Environmental risks. These provisions are primarily set aside to cover potential reclamation costs.

- Restructuring costs, when the Group has prepared a detailed formal plan for the restructuring and has either announced or started to implement the plan at year-end.

1.20 Financial liabilities

Financial liabilities primarily comprise bonds and short and long-term bank debt. These liabilities are initially recorded at fair value, taking into account any direct transaction costs, and subsequently measured at amortized cost based on their effective interest rate.

1.21 Financial instruments and derivatives

Risk hedging management is centralized. The Group's policy is to use derivative financial instruments exclusively to manage and hedge changes in exchange rates, interest rates or prices of certain raw materials. These risks are managed and hedged primarily through the use of swaps, options and futures, depending upon the nature of the Group's exposure. Derivative financial instruments are never used for speculative purposes.

➢ Foreign currency hedges

The Group periodically enters into foreign currency contracts to hedge foreign currency transactions. Some of these contracts are designated as hedges of operating receivables and payables carried in the balance sheets of Group companies. The Group does not apply hedge accounting to these instruments because at year-end, foreign currency contracts are marked to market and gains or losses are recorded in "Other financial income and expense". These gains or losses offset the losses or gains arising from converting foreign currency payables and receivables into the reporting currency at year-end rates, in accordance with IAS 21 – *The effects of changes in foreign exchange rates.*

The Group may also hedge recurring future transactions or planned acquisitions or disposals of investments. In accordance with IAS 39, these are treated as cash flow hedges. The hedging instruments are recognized in the balance sheet and are measured at fair value at the period-end. The portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is accumulated in equity, under "Other reserves", and recognized in the income statement when the hedged transaction affects profit or loss. The ineffective portion of the gain or loss on the hedging instrument is recognized in "Other financial income and expense".

In addition, certain long-term receivables and loans to subsidiaries are considered to be part of the Group's net investment, as defined by IAS 21 – *Net Investment in a Foreign Operation.* In accordance with the rules governing net investment hedging, the impact of exchange rate fluctuations is recorded in equity and recognized in the statement of income when the investment is sold.

- **Interest rate swaps**

Interest rate swaps, which synthetically adjust interest rates on certain indebtedness, involve the exchange of fixed and floating-rate interest payments. The differential to be paid (or received) is accrued (or deferred) as an adjustment to interest income or expense over the life of the agreement. The Group does not apply hedge accounting as described in IAS 39 for interest rate swaps. The impact is immediately recognized in the income statement.

- **Commodity contracts**

The Group also enters into commodity purchase contracts including forwards, swaps and options to hedge price risks on all or part of its forecast future purchases. Under IAS 39, these qualify as cash flow hedges. The hedging instruments are recognized in the balance sheet and are measured at fair value at the period-end. The portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is accumulated in equity, under "Other reserves", and reclassified into the income statement under "Cost of sales" when the hedged transaction affects profit or loss, leading to an adjustment of gross profit. The ineffective portion of the gain or loss on the hedging instrument is recognized in "Other financial income and expense".

Cash flows from derivative financial instruments are recognized in the statement of cash flows in a manner consistent with the underlying transactions.

- **Asset-backed securities issued by the Special Purpose Entity holding perpetual bonds**

In accordance with SIC 12 – *Special Purpose Entities* – and IAS 39, the special purpose entity that holds the perpetual bonds is consolidated.
The swaps taken out by the special purpose entity in connection with the perpetual bonds have been measured at fair value.
Interest rate swaps on the perpetual bonds taken out directly by the Group are classified as derivative instruments that do not qualify for hedge accounting. They are therefore measured at fair value and gains and losses arising from remeasurement at fair value are recorded in "Other financial income and expense".

- **Put options granted to minority shareholders**

Under IAS 32 – *Financial Instruments: Disclosure and Presentation*, commitments to buy out minority shareholders (e.g. put options) must be recognized in debt, in an amount corresponding to the purchase price of the minority interest. In the absence of established accounting practice and pending publication of an interpretation by the IFRIC specifying the accounting treatment of the related adjustment, the difference between the purchase price of the minority interests and the share in the acquired net assets has been posted to goodwill without remeasuring the acquired assets and liabilities. Subsequent changes in the fair value of the debt will be recognized by adjusting goodwill.

1.22 Revenue recognition

The Group's revenues primarily include merchandise sales and revenues from service and project contracts.

- **Merchandise sales**

Revenue from sales is recognized when the product is shipped and title transferred (standard shipping terms are FOB).

The Group offers rebates, calculated as a percentage of sales, to some of its distributors when the distributor reaches a specified sales and volume objective. An accrual is recorded as a deduction from revenue when the products are sold to the distributor.

Additionally, in limited circumstances, the Group negotiates global or national sales contracts directly with international customers, at prices which are often less than distributor prices. In these situations, the Group compensates vendors for the difference between the distributor's price and the negotiated price. Certain subsidiaries also offer cash discounts to distributors. These discounts are deducted from sales.

Total sales are presented net of these discounts and rebates.

- **Service contracts**

Revenue from service contracts is recorded over the contractual period of service. It is recognized when the result of the transaction can be reliably determined, by the percentage of completion method.

- **Long-term contracts**

Income from long-term contracts is recognized using the percentage-of-completion method, based either on the percentage of costs incurred in relation to total estimated costs of the entire contract, or on the contract's technical milestones, notably proof of installation or delivery of equipment. When a contract includes performance clauses in the Group's favor, the related revenue is recognized at each project milestone and a provision is set aside if targets are not met.

Losses at completion for a given contract are provided for in full as soon as they become probable. The cost of work-in-process includes direct and indirect costs relating to the contracts.

1.23 Earnings per share

Earnings per share is calculated in accordance with IAS 33 – *Earnings per share*.

Diluted earnings per share is calculated by adjusting profit and the weighted average number of shares outstanding for the dilutive effect of the exercise of stock options outstanding at the balance sheet date. The dilutive effect of stock options is determined by applying the "treasury stock" method, which consists of taking into account the number of shares that could be purchased, based on the average share price for the year, using the proceeds from the exercise of the rights attached to the options.

1.24 Statement of cash flows

The consolidated statement of cash flows has been prepared using the "indirect method", which consists of reconciling net profit to net cash provided by operations. Net cash and cash equivalents represent cash and cash equivalents as presented in the balance sheet (see Note 1.15) net of bank overdrafts.

Note 2 - Application of IAS 32 and IAS 39 as from January 1, 2005

IAS 32 – *Financial Instruments – Disclosure and Presentation* and IAS 39 – *Financial Instruments – Recognition and Measurement* – have been applied as from January 1, 2005.

The following table, which reconciles the closing balance sheet for 2004 with the opening balance sheet for 2005, shows the impact on the main balance sheet items affected by the application of IAS 32 and IAS 39.

(in millions of euros)	**Dec. 31, 2004 IFRS before IAS 32 and 39**	Treasury stock	Fair value adjustment	Hedging instruments	Derivative instruments not qualifying for hedge accounting	Perpetual bonds	Puts granted to minority interests	**Jan. 1, 2005 IFRS including IAS 32 and 39**
Goodwill	4 462,3						76,7	4 539,0
Available-for-sale financial assets	154,3		44,2					198,5
Deferred tax assets	830,3				1,0	1,4		832,7
Other accounts receivable	529,1			19,9	1,8			550,8
Cash and cash equivalents	1 062,8	(87,0)						975,8
Other assets	6 257,3							6 257,3
Total Assets	**13 296,1**	**(87,0)**	**44,2**	**19,9**	**2,8**	**1,4**	**76,7**	**13 354,1**
Retained earnings, net of tax	1 797,5				(1,2)	(2,7)		1 793,6
Own shares reserve	(199,7)	(87,0)						(286,7)
Other reserves, net of tax	22,3		29,0	12,9				64,2
Translation reserve	(84,5)				0,2			(84,3)
Total equity attributable to equity holders of the parent	*7 395,1*	*(87,0)*	*29,0*	*12,9*	*(1,0)*	*(2,7)*	-	*7 346,3*
Minority interests	72,8						3,4	76,2
Perpetual bonds	73,3					(73,3)		-
Long-term financial debt	24,9					47,6		72,5
Deferred tax liabilities	203,2		15,2	7,0	0,5			225,9
Short-term financial debt	254,3					(26,6)		227,7
Other non current liabilities	104,4						73,3	177,7
Other current liabilities	279,2				3,3	56,4		338,9
Other liabilities	4 888,9							4 888,9
Total Liabilities	**13 296,1**	**(87,0)**	**44,2**	**19,9**	**2,8**	**1,4**	**76,7**	**13 354,1**

2.1 Treasury stock

IAS 32 requires all Schneider Electric shares held by the parent company and subsidiaries to be recorded as a deduction from equity, whatever the purpose for which the shares are held. In accordance with this standard, Schneider Electric shares with a value of €87 million carried in assets in the French GAAP balance sheet at December 31, 2004, under "Cash and cash equivalents", have been reclassified as a deduction from equity.

2.2 Available-for-sale financial assets

In accordance with IAS 39, investments in non-consolidated companies have been reclassified as available-for-sale financial assets and measured at fair value (corresponding to market value in the case of listed shares). Gains and losses arising from remeasurement at fair value are accumulated in equity under "Other reserves".
Fair value adjustments to available-for-sale financial assets at January 1, 2005 amounted to €44.2 million.

2.3 Derivative instruments and hedge accounting

IAS 39 requires all derivative instruments to be recognized in the balance sheet and measured at fair value, whereas in the French GAAP accounts, these instruments were generally carried off-balance sheet. The treatment of gains and losses arising from remeasurement at fair value depends on whether or not the instruments qualify for hedge accounting under IAS 39.

Currency instruments qualified as cash flow hedges under IAS 39 have been recognized in the balance sheet under "Other receivables" at their fair value of €12.2 million, leading to an adjustment of equity in the same amount, recorded under "Other reserves".

Hedges of future metal purchases qualified as cash flow hedges under IAS 39 have been recognized in the balance sheet under "Other receivables" at their fair value of €7.7 million, leading to an adjustment of equity in the same amount, recorded under "Other reserves".

2.4 Derivative instruments not qualifying for hedge accounting

Derivative instruments not qualifying for hedge accounting under IAS 39 have been recognized at fair value in the balance sheet, in assets for €1.8 million and in liabilities for €3.3 million, leading to corresponding adjustments to equity. The instruments concerned consist mainly of interest rate hedges on intragroup debt.

2.5 Perpetual bonds

In the French GAAP accounts, the 1991 perpetual bonds are recorded in debt at their nominal value, while the related interest rate swaps are carried off-balance sheet.

In accordance with interpretation SIC 12 and IAS 39, the Group has consolidated the special purpose entity that holds the perpetual bonds. The swaps taken out by the special purpose entity in connection with the perpetual bonds have been measured at fair value.

Interest rate swaps on the perpetual bonds taken out directly by the Group, which do not qualify for hedge accounting, are recognized in the balance sheet at fair value, with gains and losses arising from remeasurement at fair value recognized in "Other financial income and expense".

At January 1, 2005, the value of the perpetual bonds and the fair value of the swaps the special purpose entity was €21 million, and the fair value of the swaps entered into directly by the Group was €56.4 million.

2.6 Put options granted to minority shareholders

The Group has given commitments to buy out the minority shareholders of consolidated subsidiaries (put options). These commitments were reported off-balance sheet in the French GAAP accounts at December 31, 2004.

IAS 32 *requires their recognition in debt, at fair value, which corresponds to the option strike* price. As explained in Note 1.20, in the absence of established accounting practice and pending publication of an interpretation by the IFRIC specifying the accounting treatment of the related adjustment, the difference between the fair value of the put options and the underlying minority interests has been posted to goodwill.

Note 3 - Changes in the scope of consolidation

3.1 Additions and removals

The consolidated financial statements for the year ended December 31, 2005 include the accounts of the companies listed in Note 30. The scope of consolidation at December 31, 2005, 2004 and 2003 is summarized as follows:

(Number of companies)	**Dec. 31, 2005**		**Dec. 31, 2004**		**Dec. 31, 2003**	
	France	Abroad	France	Abroad	France	Abroad
Parent company and fully consolidated subsidiaries	69	366	65	328	52	266
Proportionally consolidated companies	-	-	-	-	1	1
Companies accounted for by the equity method	1	3	2	5	2	7
Sub-total by region	**70**	**369**	**67**	**333**	**55**	**274**
Total	**439**		**400**		**329**	

Acquisitions

On April 14, 2005, Schneider Electric acquired all outstanding shares in the canadian company Power Measurement Inc., a leader in the design, production and marketing of energy management systems. Power Measurement Inc. has been fully consolidated since April 14, 2005.

On May 30, 2005, Schneider Electric acquired 50.9% of the outstanding shares of Elau Administration GmbH, thereby raising its interest from 41.9% to 100%.
Elau was accounted for by the equity method until May 31, 2005 and has been fully consolidated since June 1, 2005.

On July 29, 2005, Schneider Electric acquired ABS EMEA, Invensys' building automation division in Europe and the Middle East. The company has been fully consolidated since the date of acquisition.

On August 24, 2005, the Group acquired Juno Lighting Inc, leader in lighting equipment for the North American business and residential markets. Juno Lighting Inc. has been fully consolidated since August 24, 2005.

On October 4, 2005, Schneider Electric acquired US-based BEI Technologies Inc., a manufacturer of customized sensors. BEI Technologies has been fully consolidated since October 1, 2005.

Details of goodwill arising on these acquisitions are disclosed in Note 4.

Newly consolidated companies

SE Relays has been fully consolidated since January 1, 2005. SE Relays combines the assets from the Magnecraft business acquired in December 2004.

Abacus, acquired in November 2004, was merged into TAC Americas on January 1, 2005 and has been fully consolidated since that date.

Acquisitions in progress

On October 19, 2005, Schneider Electric announced that it had signed an agreement to acquire all outstanding shares in Australia-based Citect, a leading supplier of SCADA (supervision, control and data acquisition) and MES (manufacturing execution systems) solutions. On January 25, 2006, the Group amended its offer after a competing bid was made earlier in the month (see Note 28 - Subsequent Events).

On November 2, 2005, Schneider Electric announced the acquisition of US-based Silicon Power Corporation's solid-state relay assets, sold under the Crydom brand.

Both these transactions are subject to regulatory approval and other customary conditions. The two companies will be fully consolidated in the first half of 2006.

These acquisitions had no impact on the consolidated financial statements for the year ended December 31, 2005.

3.2 Impact of changes in the scope of consolidation on 2005 results

Changes in the scope of consolidation had the following impact:

➢ Impact on 2005 revenue and profit

	2004	2005		
	Reported	Excl. Acquisitions	Acquisitions	Reported
Revenue	10,349.3	11,392.4	286.4	11,678.8
Operating profit	1,286.4	1,525.2	40.1	1,565.3
Operating margin	*12.4%*	*13.4%*	*14.0%*	*13.4%*
Profit attributable to equity holders of the parent	823.9	967.6	26.7	994.3

The following table shows the full-year impact of these acquisitions on 2005 revenue, operating profit and profit attributable to equity holders of the parent (i.e., as if the acquisitions had been made on January 1, 2005).

	2005 Reported	2005 Incl. acquisitions over the full year
Revenue	11,678.8	12,138.1
Operating profit	1,565.3	1,628.6
Operating margin	*13.4%*	*13.4%*
Profit for the period	994.3	1,026.1

➢ Impact on cash

Changes in the scope of consolidation had a net impact of €(1,267.3) million on the Group's cash position, as described below:

	2005
Acquisitions	(1,276.1)
Cash and cash equivalents paid	*(1,297.3)*
Cash and cash equivalents acquired	*62.2*
Debt of acquired entities	*(41.0)*
Disposals	10.0
Other operations	(1.2)
Net financial investments	**(1,267.3)**

➢ Impact on the balance sheet at December 31, 2005

The impact of the year's acquisitions on the main balance sheet items at December 31, 2005 was as follows:

	Dec. 31,2005 Reported	of which Acquisitions
Goodwill	5,878.8	1,102.3
Property, plant & equipment and intangible assets	2,906.5	308.1
Working capital	2,512.5	138.2

Note 4 - Goodwill

4.1 Breakdown of goodwill

The following table presents goodwill by company and the Cash Generating Unit (CGU) to which it is allocated:

	Year of acquisition	CGU (1)	Dec. 31, 2005 Net	Jan. 1, 2005 Net	Dec. 31, 2004 Net
Square D Company	1991	(A)	1,167.1	1,010.0	1,010.0
Lexel Group	1999	EOD	869.2	872.5	872.5
TAC/ Andover/ Abacus	2003 to 2005	BA	637.2	563.9	563.9
MGE UPS (2)	2000 to 2004	SP	559.0	546.1	469.4
BEI Technologies	2005	CSC	390.3	-	-
Juno Lighting Inc	2005	NAOD	335.2	-	-
T'l'm'canique	1988	(A)	462.6	462.6	462.6
Clipsal	2004	APOD	261.0	245.0	245.0
Power Measurement Inc	2005	NAOD	162.7	0.0	0.0
Crouzet Automatismes	2000	CSC	162.6	161.9	161.9
ABS Invensys	2005	BA	118.8	-	-
Positec	2000	EOD	105.9	105.9	105.9
Kavlico	2004	CSC	89.6	106.9	106.9
Merlin Gerin	1992	(A)	87.2	87.2	87.2
Digital Electronics	2002	APOD	84.1	83.7	83.7
Elau	2004 and 2005	EOD	55.3	6.6	6.6
Federal Pioneer	1990	NAOD	60.1	50.2	50.2
Infra +	2000 to 2004	EOD	43.1	43.1	43.1
Mita Holding	1999	EOD	41.9	40.7	40.7
PDL	2001	APOD	35.1	33.5	33.5
SE Relays	2005	NAOD	13.9	-	-
Other subsidiaries (3)		APOD / EOD	136.9	119.2	119.2
TOTAL			**5,878.8**	**4,539.0**	**4,462.3**

(1) Cash Generating Unit to which goodwill has been allocated.

EOD: European Operating Division; NAOD: North American Operating Division ; APOD: Asia-Pacific Operating Division

IIOD: International Operating Division, CSC: Customized Sensors & Controls, BA : Building Automation, SP : Secured Power

(2) Of which Ũ75.4 million related to the put option granted to minority shareholders at Dec. 31, 2005 (Ũ76.7 million at Jan. 1, 2005)

(3) Approximately 50 companies

Square D, Telemecanique and Merlin Gerin goodwill has been allocated on the basis of operating profit by region as of the date of acquisition:

	Europe	North America	Asia Pacific	Rest of the world
Square D	9%	80%	10%	1%
Télémécanique	71%	0%	20%	9%
Merlin Gerin	62%	10%	20%	8%

4.2 Changes in goodwill

The main movements between December 31, 2004 and December 31, 2005 are summarized in the following table:

	2005	2004
Net goodwill at opening	**4,462.3**	**3,512.8**
Impact of IAS 32/39 at January 1, 2005	76.7	-
Acquisitions	1,079.5	1,151.9
Disposals	-	(8.3)
Impairment	(8.4)	-
Translation adjustment	301.5	(128.2)
Reclassifications	(32.8)	(65.9)
Net goodwill at year end	**5,878.8**	**4,462.3**
Cumulative impairment	**(8.4)**	**-**

Acquisitions

Acquisitions primarily included Power Measurement Inc., Juno Lighting Inc., BEI Technologies Inc, ABS EMEA, Elau, Abacus and SE Relays (Magnecraft) (see Note 3).

- **Power Measurement Inc. (PMI)**

Power Measurement Inc. was consolidated for the first time as of April 14, 2005. The difference between the cost of the shares and the Company's equity in the underlying net assets amounted to $192 million (€162.7 million) at December 31, 2005, calculated as follows:

	In millions of dollars	*In millions of euros (*)*
Acquisition price	**213.8**	**164.7**
Net assets acquired at April 14, 2005 (1)	11.5	8.9
Intangibles recognized (customer lists)	20.0	15.4
Fair value adjustments to other assets and liabilities acquired (2)	(9.7)	(7.5)
Fair value of net assets at April 14, 2005	**21.8**	**16.8**
Goodwill	**192.0**	**147.9**

* On the basis of the exchange rate on the acquisition date USD1 = Ū0.770297

(1) Excluding goodwill related to previous acquisitions

(2) Including $5.3 million in deferred tax liabilities

The Group has until April 14, 2006 to finalize allocation of the acquisition cost.

- **Juno Lighting Inc.**

Juno Lighting Inc. was consolidated for the first time as of August 24, 2005. The difference between the cost of the shares and the Company's equity in the underlying net assets amounted to $395.5 million (€335.2 million) at December 31, 2005, calculated as follows:

	In millions of dollars	*In millions of euros (*)*
Acquisition price	**619.8**	**505.1**
Net assets acquired at August 24, 2005	96.2	78.4
Trademarks	114.3	93.1
Other intangibles recognized (customer lists)	96.6	78.7
Fair value adjustments to other assets and liabilities acquired (1)	(82.8)	(67.5)
Fair value of net assets at August 24, 2005	**224.3**	**182.8**
Goodwill	**395.5**	**322.3**

* On the basis of the exchange rate on the acquisition date USD1 = Û0.814863
(1) including $98 million in deferred tax liabilities resulting from the reevaluation of the assets

The Group has until August 24, 2006 to finalize allocation of the acquisition cost and value intangible assets.

- **BEI Technologies Inc.**

BEI Technologies Inc. was consolidated for the first time as of October 1, 2005. The Group is in the process of identifying the assets and liabilities acquired and has until October 1, 2006 to complete the initial accounting.

This acquisition, for a total $451 million, generated goodwill of $460 million (€390 million) as of December 31, 2005.

- **ABS EMEA**

The Group has consolidated Automation Building System in Europe and the Middle East since August 1, 2005. In 2006, the initial acquisition price of around $135 million will be adjusted primarily on the basis of working capital. As of December 31, 2005, goodwill amounted to €118.8 million. Its allocation will be finalized by August 1, 2006.

- **Elau**

Elau has been fully consolidated since June 1, 2005. The successive acquisitions of a 49.1% interest on June 1, 2004 and a 50.9% interest on May 30, 2005, for a total of €70 million, generated goodwill of €55.3 million.

The Group has until June 30, 2006 to complete its fair value adjustments to acquired assets and liabilities and to value intangible assets.

- **Abacus/SE Relays**

Abacus and SE Relays, both acquired in 2004, have been fully consolidated since January 1, 2005. The related goodwill totaled €16.9 million for Abacus and €13.9 million for SE Relays as of December 31, 2005.

Other changes

Application of IAS 32 and IAS 39 as from January 1, 2005 led to the recognition of a put option granted to minority shareholders of MGE. The difference between the fair value of the put option and the underlying minority interests, in an amount of €76.7 million, was posted to goodwill as explained in Note 2. Following an adjustment at the end of the financial year, this amount was reduced to €75.4 million.

In addition, the price of shares acquired in 2004 was adjusted on the basis of MGE's financial results for the period ended September 30, 2005, in accordance with the earn-out clause in the current shareholders' pact. The adjusted price of €38.2 million represented an increase of €14.2 million from the valuation at December 31, 2004. The related goodwill was increased by the same amount.

During 2005, intangible assets of €24 million (net of deferred taxes) were recognized for Kavlico Inc., of which €12 million for the trademark. Goodwill recognized on the first-time consolidation of Kavlico in 2004 was reduced by the same amount.

Impairment tests did not reveal any losses on the above items. Impairment losses for the period concerned various non-material goodwill items, primarily in Europe and were recorded under "Other operating income and expenses" (Note 25).

The main exchange rate fluctuations concerned goodwill in US dollars and Australian dollars.

Note 5 - Intangible assets

5.1 Changes in intangible assets

	Trademarks	Software	Development projects (R&D)	Other	Total
GROSS VALUE					
Dec. 31, 2004	**617.8**	**390.6**	**76.9**	**145.1**	**1230.4**
Acquisitions	-	52.9	-	17.5	70.4
Internally generated assets	-	33.6	108.9	-	142.5
Disposals	-	(17.4)	-	(2.6)	(20.0)
Translation adjustment	18.4	12.8	1.2	18.7	51.1
Reclassification	14.4	12.7	(0.5)	40.4	67.0
Changes in the scope of consolidation and other	93.8	1.5	0.3	91.5	187.1
Dec. 31, 2005	**744.4**	**486.7**	**186.8**	**310.6**	**1728.5**
ACCUMULATED AMORTIZATION AND IMPAIRMENT					
Dec. 31, 2004	**(2.5)**	**(228.9)**	**(15.0)**	**(89.5)**	**(335.9)**
Allocation and impairment	-	(67.9)	(8.5)	(21.9)	(98.3)
Recapture	-	17.0	-	2.5	19.5
Translation adjustment	-	(8.4)	(0.3)	(6.7)	(15.4)
Reclassification	-	(1.0)	1.8	1.0	1.8
Changes in the scope of consolidation and other	(1.2)	(1.6)	-	1.7	(1.1)
Dec. 31, 2005	**(3.7)**	**(290.8)**	**(22.0)**	**(112.9)**	**(429.4)**
NET VALUE					
Dec. 31, 2004	**615.3**	**161.7**	**61.9**	**55.6**	**894.5**
Dec. 31, 2005	**740.7**	**195.9**	**164.8**	**197.7**	**1299.1**

In relation to the year's acquisitions, the Group recognized the Juno Lighting trademark and other intangible assets, consisting primarily of patents and customer lists. In addition, following the final valuation of Kavlico, acquired in 2004, the Group recognized the Kavlico trademark and other intangible assets and reduced goodwill by the same amount (see Note 4 and Note 5.2).

In 2005, costs totaling €33.6 million were capitalized in connection with an ongoing project to develop a Groupwide SAP configuration module.

5.2 Trademarks

Main trademarks recognized as of December 31, 2005 include:

	2005 Net	2004 Net
MGE UPS	300.0	300.0
Clipsal	158.0	145.8
Tour Andover Controls	121.2	120.6
Juno Lighting	96.9	-
Digital Electronics	39.3	39.1
Kavlico	13.1	-
Security International	6.3	5.5
Other	5.9	4.3
Total	**740.7**	**615.3**

Trademarks are not amortized as they are considered to be assets with indefinite lives.

Impairment tests did not reveal any impairment of trademarks as of December 31, 2005.

Note 6 - Property, plant and equipment

6.1 Changes in property, plant and equipment

	Land	Buildings	Machinery and equipment	Other	Total
GROSS VALUE					
Dec. 31, 2004	**87.2**	**875.8**	**2,544.4**	**581.3**	**4,088.7**
Acquisitions	5.3	25.5	153.1	124.2	308.1
Disposals	(5.3)	(38.6)	(96.0)	(102.0)	(241.8)
Translation adjustment	5.4	29.5	99.8	31.0	165.6
Reclassification	1.1	10.8	19.3	(67.3)	(36.2)
Changes in scope of consolidation and other	14.0	54.5	84.7	23.7	176.9
Dec. 31, 2005	**107.7**	**957.5**	**2,805.3**	**590.8**	**4,461.2**
ACCUMULATED DEPRECIATION AND IMPAIRMENT					
Dec. 31, 2004	**(13.6)**	**(452.3)**	**(1,818.4)**	**(347.6)**	**(2,631.9)**
Depreciation and impairment	(2.3)	(37.3)	(202.6)	(39.2)	(281.5)
Recapture	1.0	23.9	88.2	86.3	199.5
Translation adjustment	(1.1)	(10.3)	(64.7)	(20.1)	(96.2)
Reclassification	-	8.6	17.8	0.8	27.2
Change in scope of consolidation and other	-	(8.6)	(52.6)	(16.5)	(77.7)
Dec. 31, 2005	**(16.0)**	**(476.0)**	**(2,032.3)**	**(336.4)**	**(2,860.6)**
NET VALUE					
Dec. 31, 2004	**73.6**	**423.5**	**726.0**	**233.7**	**1,456.7**
Dec. 31, 2005	**91.7**	**481.5**	**773.0**	**254.4**	**1,600.6**

Assets held for sale, presented separately in an amount of €6.8 million, correspond to buildings in France which are expected to be sold in the first half of 2006.
Reclassifications primarily correspond to assets put into use.

6.2 Finance leases

Property, plant and equipment include the following assets held under finance leases:

	Dec. 31, 2005	Dec. 31, 2004
Land	2.1	2.7
Buildings	63.6	80.0
Machinery and equipment	31.5	39.6
Other tangible assets	1.0	10.6
Intangible assets	0.3	4.4
Accumulated depreciation and amortization	(60.5)	(87.0)
Assets under finance lease, net	**37.9**	**50.3**

Future minimum lease payments under finance leases as of December 31, 2005 are as follows:

	Minimum payments	Discounted minimum payments
Less than one year	2.8	-
Between one year and five years	6.2	6.0
Five years and more	2.0	1.9
Total commitments	**11.0**	**7.9**
Discounting effect	(0.3)	
Discounted minimum payments	**10.7**	

6.3 Operating leases

Rental expenses for operating leases in 2005 and 2004 are as follows:

	2005	2004
Minimum rentals	94.4	84.4
Contingent rentals	1.2	1.1
Sub-lease rentals	(3.6)	(1.8)
Total rental expense	**92.0**	**83.7**

Future minimum lease payments under non-cancelable operating leases break down as follows at December 31, 2005:

	Minimum payments	Discounted minimum payments
Less than one year	87.7	87.7
Between one and five years	186.7	180.4
Five years and more	124.6	120.4
Total rental commitments	**399.0**	**388.5**

Note 7 - Investments in associates

Investments in associates can be analyzed as follows:

	% interest at Dec. 31		Share in net assets at Dec. 31		Share in net income at Dec.31	
	2005	2004	2005	2004	2005	2004
Clipsal Asia Holdings	50.0%	50.0%	41.9	41.1	(5.3)	(2.8)
ELAU Administration GmbH (1)	-	49.1%	-	16.8	0.8	0.8
Delta Dore Finance	20.0%	20.0%	11.9	11.5	1.2	1.4
VA Tech Schneider HV GmbH (2)	-	-	-	-	-	(0.8)
Entivity (2)	-	-	-	-	-	(0.5)
Other	N/A	N/A	(5.6)	(4.1)	(0.3)	(1.7)
Total	-	-	**48.2**	**65.3**	**(3.6)**	**(3.6)**

(1) See Notes 3 and 4
(2) Companies sold in 2004

On January 12, 2006, the Group announced the acquisition of all outstanding shares in Clipsal Asia (see Note 28 – Subsequent Events).

Schneider Electric's interest in Clipsal Asia Holdings was accounted for by the equity method at December 31, 2005 on the basis of provisional unaudited financial statements.

*(in millions of euros) **	**Dec. 31, 2005** ***estimated***	**Dec. 31, 2004** ***definitive***
Non current assets	53.4	44.8
Current assets	119.3	108.3
Total Assets	**172.7**	**153.1**
Equity attributable to equity holders of the parent	83.3	80.8
Minority interests	6.7	4.2
Non current liabilities	2.2	2.0
Current liabilities	80.5	66.1
Total Liabilities	**172.7**	**153.1**

** Translated at the closing rate* *2005 : HKD1=EUR0.109321*
2004 : HKD1=EUR0.094446

*(in millions of euros) **	**Dec. 31, 2005 estimated**	**Dec. 31, 2004 definitive**
Revenue	120.5	108.2
Operating (loss)/income	**(4.1)**	**(3.8)**
Financial expense	(1.8)	(1.5)
Exceptional items	-	-
Income taxes	(1.2)	(1.2)
Minority interests	(2.0)	(0.7)
Net loss	**(9.1)**	**(7.2)**

** Translated at the average rate* *2005 : HKD1=EUR0.103137*
2004 : HKD1=EUR0.103339

Note 8 - Non current financial assets

8.1 Available-for-sale financial assets

Non-consolidated investments classified as available-for-sale financial assets are as follows:

		Dec. 31, 2005			Jan. 1, 2005*	Dec. 31, 2004
	% interest	Cost	Revaluation/ impairment	Fair value	Fair value	Net
I – Listed available for sale financial assets						
AXA (1)	0.40%	82.1	158.2	240.3	120.9	76.7
Gold Peak Industries Holding Ltd	10.06%	10.6	(6.0)	4.6	10.1	10.1
Other listed AFS	-	38.0	-	38.0	5.5	5.5
Total listed AFS		130.7	152.2	282.9	136.5	92.3
II – Unlisted available for sale financial assets						
SE Relays LLC (2)	100.00%	-	-	-	26.5	26.5
Eb@se France (3)	100.00%	20.7	(20.7)	0.0	-	-
Abacus Engineered Systems (2)	100.00%	-	-	-	16.8	16.8
Comipar	4.15%	16.4	(16.4)	0.0	-	-
Legrand	NS	10.1	-	10.1	-	-
Easy Plug SAS (3)	50.00%	8.8	(8.8)	0.0	-	-
Paramer (4)	98.96%	7.3	(1.5)	5.8	5.5	5.5
SE Venture	100.00%	6.6	(6.6)	0.0	-	-
Simak (4)	98.50%	5.5	(0.5)	5.0	4.5	4.5
Other unlisted AFS (5)		29.1	(17.5)	11.6	8.7	8.7
Total unlisted AFS		104.5	(72.0)	32.5	62.0	62.0
Financial assets available for sale		**235.2**	**80,2****	**315.4**	**198.5**	**154.3**

* IAS 32/39 applied as from January 1, 2005
** Including a €5.7 million net loss in fair value recognized in the 2005 statement of income.
(1) Formerly Finaxa.
(2) Consolidated as from January 1, 2005.
(3) Removed from the scope of consolidation – in liquidation.
(4) Inactive companies.
(5) Valued at less than €5 million each.

Fair value corresponds to the closing quoted price for investments quoted in an active market and the carrying amount for non-quoted investments. Net gains arising from remeasurement at fair value of listed investments, recorded in equity under "Other reserves" (see Note 14.7), totaled €115.6 million, of which €114 million for shares in Axa (formerly Finaxa). The revaluation difference that arose on the exchange of Axa shares for Finaxa shares was maintained in equity.

Other listed available-for-sale financial investments primarily comprise a diversified portfolio of stocks and bonds.

Unlisted investments include Legrand shares worth €10.1 million at December 31, 2005. Acquired in the exchange of Schneider Electric shares for Legrand shares when Schneider Electric sold Legrand in 2002, these shares were sold back to Legrand SAS in January 2006.

8.2 Other financial assets

	Dec. 31, 2005			Dec. 31, 2004
	Cost	Impairment	Net	Net
Vendor loan to buyer of Legrand shares (1)	176.8	-	176.8	167.9
Receivable on divestment of VA Tech Schneider HV GmbH (2)	-	-	-	17.5
Restricted cash on Clipsal acquisition	41.4	-	41.4	35.6
Receivables on investments and loans	14.5	(0.5)	14.0	18.7
Other	57.6	(8.4)	49.2	48.4
Other non current financial assets	**290.3**	**(8.9)**	**281.4**	**288.1**

(1) €150 million vendor loan granted in 2002, paying interest at 5.5%. The interest is capitalized and the proceeds from any sales of shares held by the investor will be used to repay the loan, which has been granted for a maximum period of 13 years.

(2) Repaid in January 2005.

Note 9 - Inventories and work in process

Inventories and work in process changed as follows :

	Dec. 31, 2005	Dec. 31, 2004
Cost:		
Raw materials	739.7	613.7
Work in process	333.2	297.3
Semi-finished and finished products	579.2	504.8
Goods	211.9	194.8
Inventories and work in process at cost	**1,864.0**	**1,610.6**
Impairment:		
Raw materials	(97.9)	(70.4)
Work in process	(21.8)	(21.0)
Semi-finished and finished products	(63.9)	(54.8)
Goods	(43.8)	(55.0)
Impairment loss	**(227.4)**	**(201.2)**
Net:		
Raw materials	641.8	543.3
Work in process	311.4	276.3
Semi-finished and finished products	515.3	450.0
Goods	168.1	139.8
Inventories and work in process, net	**1,636.6**	**1,409.4**

During the year, impairment losses on inventory were recognized in "Cost of sales" for materials, in an amount of €7.8 million, and in "Selling, general and administrative expenses" for finished products, in an amount of €3.9 million, for a total €11.7 million.

Note 10 - Trade accounts receivable

	Dec. 31, 2005	Dec. 31, 2004
Accounts receivable	2,204.4	1,772.5
Notes receivable	417.5	396.2
Advances to suppliers	71.4	63.0
Accounts receivable at cost	**2,693.3**	**2,231.7**
Impairment	(106.6)	(96.0)
Accounts receivable, net	**2,586.7**	**2,135.7**

The Group's accounts receivable are generated from sales to customers operating in a wide range of businesses and geographic regions. Consequently, the Group believes that there is no significant concentration of credit risk.

All trade accounts receivable are due in less than one year.

Note 11 - Other receivables and prepaid expenses

	Dec. 31, 2005	Jan. 1, 2005	Dec. 1, 2004
Précompte Equalization tax credit*	76.0	-	-
Carryback credit**	97.0	97.0	97.0
Derivative instruments	14.8	21.7	-
Pension assets**	7.0	-	-
Prepaid expenses	107.1	80.5	80.5
Other receivables	481.1	351.6	351.6
Other receivables and prepaid expenses	**783.0**	**550.8**	**529.1**

*Including long-term portion : 50,7 M€

**maturity over one year

The *précompte* equalization tax credit corresponds to a €76 million payment to the French Treasury to cover the exceptional 25% exit tax on dividends distributed in 2005 following the repeal of the equalization tax and *avoir fiscal* tax credit.

The Group also has a €97 million carryback credit with the French Treasury in addition to tax loss carryforwards recorded under deferred tax assets (see Note 12).

Note 12 - Income tax

Whenever possible, Group entities file consolidated tax returns. Schneider Electric SA files a consolidated tax return with its French subsidiaries held directly or indirectly through Schneider Electric Industries SAS.

12.1 Analysis of income tax expense for the year

Statement of income	2005	2004
Current taxes		
France	(15.7)	(13.5)
International	(314.8)	(265.9)
Total	**(330.5)**	**(279.4)**
Deferred taxes		
France	(93.8)	(72.7)
International	(3.2)	(13.0)
Total	**(97.0)**	**(85.8)**
Income tax	**(427.5)**	**(365.2)**

12.2 Effective tax rate

	2005	2004
Profit attributable to equity holders of the parent	**994.3**	**823.9**
Income tax (expense)/benefit	(427.5)	(365.2)
Goodwill impairment	(8.4)	-
Minority interests	(35.2)	(34.4)
Share of profit of associates	(3.6)	(3.6)
Profit before tax and goodwill impairment	**1,469.0**	**1,227.1**
Statutory tax rate	34.93%	35.43%
Income tax expense calculated at the statutory rate	**(513.1)**	**(434.8)**
Reconciling items		
Difference between French and foreign tax rates	51.2	46.2
Impact of tax rate reduction in France*	-	(14.3)
Tax credits and other tax reductions	32.8	24.4
Impact of tax losses	1.0	1.2
Other permenant differences	0.6	12.0
Income tax (expense)/benefit	(427.5)	(365.2)
Effective tax rate	**29.10%**	**29.76%**

* Applicable in 2005 and beyond

12.3 Deferred taxes by type

	Dec. 31, 2005	Jan. 1, 2005	Dec. 31, 2004
Deferred tax assets			
Tax credits and tax loss carryforwards	377.2	463.2	463.2
Provisions for pensions and other post-retirement benefit obligations	394.2	321.9	342.9
Impairment of receivables and inventory	57.6	52.6	52.6
Non deductible provisions for contingencies and accruals	114.7	85.2	85.2
Other deferred tax assets	116.3	127.2	103.8
Deferred tax assets set off against deferred tax liabilities	(265.0)	(217.4)	(217.4)
Deferred tax assets, gross	**795.0**	**832.7**	**830.3**
Deferred tax liabilities			
Differences between tax and accounting depreciation	(106.7)	(101.4)	(101.4)
Trademarks and other intangible assets	(282.1)	(193.4)	(193.4)
Capitalized development costs (R&D)	(22.5)	(18.2)	(16.1)
Liabilities on debt instruments	(59.3)	(53.3)	(53.3)
Other deferred tax liabilities	(53.7)	(77.0)	(56.4)
Deferred tax assets set off against deferred tax liabilities	265.0	217.4	217.4
Total deferred tax liabilities	**(259.4)**	**(225.9)**	**(203.2)**

Deferred tax assets recorded in respect of tax loss carryforwards at December 31, 2005 essentially concern France (€371 million) and other European countries where certain tax losses can be carried forward indefinitely.

At December 31, 2005, unrecognized deferred tax assets totaled €17.7 million.

12.4 Income tax recognized directly in equity

Tax on items recognized directly in equity amounted to €16.3 million at December 31, 2005 versus a negative €11.5 million the year before. This charge primarily reflects the impact of IAS 32 and IAS 39 on the opening balance sheet (a negative €20.3 million) and closing balance sheet (€2.1 million) and changes in actuarial gains and losses recognized in accordance with IAS 19, in an amount of €47.9 million (see Note 14.7 "Other reserves").

Note 13 - Cash and cash equivalents

	Dec. 31, 2005	Jan. 1, 2005	Dec. 31, 2004
Mutual funds and equivalent	749.3	355.2	355.2
Other	5.5	63.9	63.9
Short-term investments	**754.8**	**419.1**	**419.1**
Money market instruments and short-term deposits	117.3	11.9	11.9
Schneider Electric shares	-	-	87.0
Cash	511.1	544.8	544.8
Total cash and cash equivalents	**1,383.2**	**975.8**	**1,062.8**
Short-term bank loans and overdrafts	(79.9)	(28.0)	(28.0)
Treasury shares	-	-	(87.0)
Other	-	(1.3)	(1.3)
Net cash and cash equivalents	**1,303.3**	**946.5**	**946.5**

Note 14 - Equity

14.1 Capital

Share capital

The Company's share capital at December 31, 2005 amounted to €1,812,953,816, represented by 226,619,227 shares with a par value of 8 euros, all fully paid up.
As of the Annual Shareholders' Meeting of May12, 2005, a total of 242,626,977 voting rights were attached to the 226,199,677 shares outstanding (information published in the "BALO" legal gazette dated May 25, 2005).

Changes in share capital

The following table shows changes in Schneider Electric SA's share capital and share premium account since December 31, 2004 through the exercise of stock options :

	Number of shares cumulated	Amount of the capital (in €)
Capital at Dec. 31, 2003	**231,842,170**	**1,854,737,360**
Cancellation of shares	(7,000,000)	(56,000,000)
Worldwide employee stock purchase plan	705,847	5,646,776
Exercise of stock options	646,160	5,169,280
Capital at Dec. 31, 2004	**226,194,177**	**1,809,553,416**
Exercise of stock options	425,050	3,400,400
Capital at Dec. 31, 2005	**226,619,227**	**1,812,953,816**

14.2 Ownership structure

	Dec. 31, 2005				**Dec. 31, 2004**		**Dec. 31, 2003**	
	% interest	Number of shares	% voting rights	Number of voting rights	% interest	% voting rights	% interest	% voting rights
CDC	4.31%	9,775,652	5.36%	12,950,652	4.45%	5.39%	4.34%	5.23%
Employees	3.35%	7,586,325	5.82%	14,045,608	3.76%	6.22%	3.62%	6.00%
Intragroup cross shareholdings (1)	0.95%	2,150,352	-	-	0.95%	-	0.93%	-
Treasury stock	2.61%	5,919,759	-	-	2.25%	-	2.90%	-
Public	88.78%	201,187,139	88.82%	214,502,519	88.59%	88.39%	88.21%	88.77%
TOTAL	100.00%	226,619,227	100.00%	241,498,779	100.00%	100.00%	100.00%	100.00%

No shareholders' agreements were in force as of December 31, 2005.

(1) Held through Cofibel/Cofimines.

14.3 Earnings per share

Determination of the share based used in calculation

(in millions of shares)	**Dec. 31, 2005**		**Dec. 31, 2004**	
	Basic	Diluted	Basic	Diluted
Common shares*	218,206	218,206	220,923	220,923
Stock options	-	0,708	-	0,334
Average weighted number of shares	**218,206**	**218,914**	**220,923**	**221,257**

*net of treasury stock

Earnings per share

in euros	**Dec. 31, 2005**		**Dec. 31, 2004**	
	Basic	Diluted	Basic	Diluted
Profit before tax	6.68	6.66	5.54	5.53
Earnings per share	**4.56**	**4.54**	**3.73**	**3.72**

14.4 Dividends

Pending validation
In 2005, the Group paid out the 2004 dividend of €1.80 per share, for a total of €395.4 million. At the Annual Meeting of May 3, 2006, shareholders will be asked to approve a dividend of €2.25 per share for 2005.

At December 31, 2005, Schneider Electric SA had distributable reserves in an amount of €323 million (versus €169 million at the previous year-end), not including profit for the year.

14.5 Share-based payment

14.5.1 Current stock option plans

The Board of Directors of Schneider Electric SA has set up stock option plans for senior executives and certain employees. The main features of these plans were as follows at December 31, 2005:

Plan no.	Date of Board Meeting	Type (1)	Starting date of exercise period	Expiration date	Price (in euros)	Number of shares that can be subscribed or purchased (2)	*of which options granted to corporate officers (2)*	*of which options granted to the top ten employee grantees (2)*
14	28-Jan-98	P	28-Jan-01	27-Jan-05	50.77	973,200	-	-
15	22-Dec-98	P	22-Dec-01	21-Dec-05	50.86	46,700	*46,700*	-
16	1-Apr-99	P	1-Apr-02	31-Mar-07	50.73	924,300	*85,600*	*118,200*
17	1-Apr-99	P	1-Apr-02	31-Mar-07	50.73	952,900	*107,400*	*124,000*
18	24-Mar-00	P	24-Mar-03	23-Mar-08	65.88	621,850	*63,000*	*87,900*
19	4-Apr-01	S	4-Apr-05	3-Apr-09	68.80	1,456,725	*205,500*	*163,600*
20	12-Dec-01	S	12-Dec-05	11-Dec-09	51.76	1,316,800	*100,000*	*333,000*
21	5-Feb-03	S	5-Feb-07	4-Feb-11	45.65	1,890,300	*150,000*	*345,000*
22	5-Feb-03	S	5-Jun-03	4-Feb-11	45.65	93,000	-	*10,000*
23	6-May-04	S	1-Oct-04	5-May-12	56.09	107,000	-	*10,000*
24	6-May-04	S or P	6-May-08	5-May-12	56.09	2,024,900	*150,000*	*282,200*
25	12-May-05	S	1-Oct-05	12-May-13	57.02	138,500	-	*10,000*
26	28-Jun-05	S or P	28-Jun-09	28-Jun-13	60.78	1,994,800	*200,000*	*300,000*
27	1-Dec-05	S or P	1-Dec-09	30-Nov-13	72.10	1,614,900	*150,000*	*293,000*
Total						**14,155,875**	***1,258,200***	***2,076,900***

(1) S: Options to subscribe new shares P: Options to purchase existing shares
(2) After cancellations because targets were only partially met or because grantees did not exercise their options.

Rules governing the stock option plans are as follows:

- To exercise the option, the grantee must be an employee or corporate officer of the Group. Exercise is also conditional on the achievement of performance criteria (see Note 14.5.2).
- The options expire after eight years.
- The vesting period is three years in the United States and four years in the rest of the world.

14.5.2 Outstanding options as of December 31, 2005

Plan no.	Number of options outstanding at Dec. 31, 2004	Options exercised and or created in 2005	Options cancelled in 2005 (1)	Number of options outstanding at Dec. 31, 2005
14	919,046	(894,846)	(24,200)	0
15	46,700	(46,700)	0	0
16	919,800	(436,880)	(4,200)	478,720
17	944,100	(321,248)	(800)	622,052
18	642,000	(35,219)	(22,800)	583,981
19	1,464,875	(9,700)	(28,800)	1,426,375
20	1,494,400	(311,450)	(212,100)	970,850
21	1,921,200	0	(60,100)	1,861,100
22	91,500	(21,550)	0	69,950
23	107,000	(33,000)	0	74,000
24	2,060,700	0	(35,800)	2,024,900
25*	-	89,150	0	89,150
26	-	2,003,800	(9,000)	1,994,800
27	-	1,614,900	0	1,614,900
Total	**10,611,321**	**1,597,257**	**(397,800)**	**11,810,778**

*of which 49,350 options exercised

(1) After potential cancellations due to targets being only partially met or options being allowed to lapse without being exercised.

On May 12, 2005, the Board of Directors set up stock option plan no. 25, granting the prizewinners of the company program trophies 138,500 options to subscribe new shares of Company stock at a price of €57.02 between October 1, 2005 and May 12, 2013.

On June 28, 2005, the Board of Directors set up stock option plan no. 26, granting 2,003,800 options to subscribe new shares or purchase existing shares of Company stock at a price of €60.78, in principle exercisable between June 28, 2009 and June 27, 2013.

On December 1, 2005, the Board of Directors set up stock option plan no. 27, granting 1,614,900 options to subscribe new shares or purchase existing shares of Company stock at a price of €72.10, in principle exercisable between December 1, 2009 and November 30, 2013. For US employees, the plan awards 317,100 Stock Appreciation Rights (SARs) at a price of €73.25, with the same vesting period and expiration date as the options in plan 27.

To exercise the options granted under plans 26 and 27 and the SARs, the grantee must be an employee or corporate officer of the Group. In addition, exercise of half the options is conditional on the achievement of annual objectives based on operating margin.

In 2005, 425,050 new Schneider Electric SA shares were issued on the exercise of currently vested stock options.

14.5.3 Valuation of share-based payment

In accordance with the accounting principles described in Note 1.18, the stock option plans set up in 2005 have been valued on the basis of an average estimated life of seven years using the following assumptions:

- Expected volatility of between 20% and 22%, corresponding to implicit volatility.
- A payout rate of 3%.
- A discount rate of between 3% and 4%, corresponding to a risk-free rate over the life of the plans.

Based on these assumptions, the amount recorded under "Selling, general and administrative expenses" for plans set up after November 7, 2002 breaks down as follows:

	2005
Plan 21	5.8
Plan 24	5.9
Plan 25	1.5
Plan 26	3.1
Plan 27	0.5
	16.7

14.6 Treasury stock

A share buyback program was authorized by shareholders at the Annual Meeting on May 6, 1999, and renewed at the Annual Meetings held on May 5, 2000, June 11, 2001, May 27, 2002, May 16, 2003, May 6, 2004 and May 12, 2005.

The purpose of the program is to reduce dilution, optimize the management of capital and cover stock option plans. The last authorized program provides for the purchase of a maximum of 10% of the share capital within a period of up to eighteen months from May 12, 2005. Under the programs of May 6, 2004 and May 12, 2005, 2,747,887 shares were purchased during the year ended December 31, 2005, for a total of €161.1 million.

At December 31, 2005, the Group held 8,070,011 Schneider Electric shares in treasury stock, acquired at a cost of €364.3 million which has been recorded as a deduction from retained earnings.

14.7 Other reserves

Changes in other reserves were as follows:

	Gains and losses from remeasurement at fair value			Actuarial gains and losses	Total
	Currency instruments	Hedges of metal purchases	Available-for-sale financial assets		
December 31, 2004				22,3	**22,3**
Application of IAS 32/39 as from Jan. 1, 2005:					
- Currency instruments	7,9				7,9
- Remeasurement of available-for-sale financial assets			29,0		29,0
- Hedges of metal purchases		5,0			5,0
January 1, 2005	7,9	5,0	29,0	22,3	**64,2**
- Unrealized net gains (losses) on available-for-sale financial assets			115,6		115,6
- Realized net gains (losses) on available-for-sale financial assets reclassified in the statement of income					-
- Net gains (losses) on currency instruments	(5,5)				(5,5)
- Net gains (losses) on hedges of metal purchases		3,5			3,5
- Net gains (losses) on post-retirement benefits				(78,0)	(78,0)
December 31, 2005	**2,4**	**8,5**	**144,6**	**(55,7)**	**99,8**

The main changes during the year stemmed from the remeasurement at fair value of the Group's Axa shares (see Note 8 "Available-for-sale financial assets") and differences in actuarial gains and losses (see Note 15 "Pension and other port-retirement benefit obligations"). For information on changes in hedging instruments, see Note 20 "Financial instruments".

Note 15 - Pension and other post-employment benefit obligations

The Group has set up various plans for employees covering pensions, termination benefits, healthcare, life insurance and other post-employment benefits, as well as long-term benefit plans for active employees, primarily in France and Australia.

Actuarial valuations are generally performed each year. The assumptions used vary according to the economic conditions prevailing in the country concerned, as follows:

	Weighted average rate		***Of which US plans***	
	2005	**2004**	***2005***	***2004***
Discount rate	4.9%	5.4%	*5.8%*	*6.2%*
Rate of compensation increases	3.3%	3.4%	*4.1%*	*4.1%*
Expected yield on plan assets	8.2%	8.4%	*9.0%*	*9.0%*
Rate of healthcare cost increases	9.4%	9.2%	*10.0%*	*10.0%*

A one-point increase or decrease in healthcare costs would increase or decrease the post-employment healthcare obligation by around €45 million.

The return on assets is generally determined on the basis of the interest rate on investment-grade corporate bonds or government bonds.

Pension and termination benefit obligations

Pension and termination benefit obligations primarily concern the Group's North American and European subsidiaries. For the most part, these are defined benefit plans. They feature either a lump-sum payment on the employee's retirement or regular pension payments after retirement. The amount is based on years of service, grade and end-of-career salary. They also include top-hat payments granted to certain senior executives guaranteeing supplementary retirement income beyond that provided by general, mandatory pension schemes.

Benefit obligations under these plans, which represent 95% of the Group's total commitment or €1,885 million at December 31, 2005, are partially or fully funded through payments to external funds.

External funds are invested in equities (around 60%), bonds (around 26%) and real estate (around 7%). Contributions amounted to €34.5 million in 2005 and are estimated at €12 million for 2006.

Payments made under defined contribution plans are recorded in the income statement, in the year of payment and are in full settlement of the Group's liability. Defined contribution plan payments totaled €32.3 million in 2005.

At December 31, 2005, provisions for pensions and termination benefits totaled €607 million, compared with €521 million the year before.

Other post-employment benefits, including healthcare and life insurance, and other long-term benefits

The North American subsidiaries pay certain healthcare costs and provide life insurance benefits to retired employees who fulfill certain criteria in terms of age and years of service. These post-employment benefit obligations are unfunded.

Healthcare coverage for North American employees represents 83% of this obligation. In September 2005, one of these plans was amended by changing the contributions and terms of eligibility. The effect of this plan amendment, which reduced the obligation by around $20 million (€17 million), will be reflected in the income statement over the vesting period, with €6 million recognized in 2005 for vested rights and €11 million to be recognized over the next twelve years.

The assumptions used to determine post-employment benefit obligations related to healthcare and life insurance are the same as those used to estimate pension benefit obligations in the country concerned.

Other benefit obligations include healthcare coverage plans in Europe, for €64 million, and long-service awards due by subsidiaries in France, for €12 million.

Provisions set aside in respect of these obligations totaled €593 million at December 31, 2005, compared with €505 million a year earlier.

15.1 Changes in provisions for pensions and other post-employment benefit obligations

Changes in provisions for pensions and other post-employment benefit obligations were as follows:

	Pensions and termination benefits	*Of which US plans*	Other post-employment and long-term benefits	*Of which US plans*	**Provisions for pensions and other post-employment benefits**
Dec. 31, 2004	**521.1**	***8.8***	**505.0**	***418.5***	**1,026.2**
Net cost recognized in the statement of income	47.9	*1.5*	22.6	*21.9*	70.5
Benefits paid	(49.1)	-	(23.5)	*(22.4)*	(72.6)
Plan participants' contributions	(34.4)	*(23.6)*			(34.4)
Actuarial gains and losses recognized in equity	117.2	*61.8*	14.9	*14.6*	132.1
Translation adjustment	5.6	*3.8*	67.1	*65.5*	72.7
Changes in the scope of consolidation	2.4	-	3.0		5.4
Other changes	(10.7)	*(0.1)*	4.3		(6.4)
Dec. 31, 2005*	**600.0**	***52.2***	**593.4**	***498.1***	**1,193.5**

* Including Ū7 million in pension assets recogonized under "Other receivables" (see Note 11)

15.2 Provisions for pensions and termination benefits

Annual changes in obligations, the market value of plan assets and the corresponding assets and provisions recognized in the consolidated financial statements can be analyzed as follows:

	Dec. 31, 2005	***o/w US plans***	**Dec. 31, 2004**	***o/w US plans***
1. Reconciliation of balance sheet items				
Pension assets	7.0	*7.0*	-	-
Provisions for pensions and other post-employment benefit	(607.0)	*(59.2)*	(521.1)	*(8.8)*
Net Asset/(Liability) recognized in the balance sheet	**(600.0)**	***(52.2)***	**(521.1)**	***(8.8)***

	Dec. 31, 2005	***o/w US plans***	**Dec. 31, 2004**	***o/w US plans***
2. Components of net cost recognized in the statement of income				
Service cost	51.8	*15.9*	48.5	*14.8*
Interest cost (impact of discounting)	92.9	*50.5*	87.9	*48.7*
Expected return on plan assets	(97.1)	*(71.8)*	(87.4)	*(64.6)*
Past service cost	5.9	*6.9*	1.2	*2.7*
Curtailments and settlements	(5.6)	-	(0.8)	-
Net cost recognized in the statement of income	**47.9**	***1.5***	**49.4**	***1.6***

	Dec. 31, 2005	*o/w US plans*	Dec. 31, 2004	*o/w US plans*
3. Change in projected benefit obligation				
Projected benefit obligation at beginning of year	**1,665.6**	***747.5***	**1,614.9**	***760.1***
Service cost	51.8	*15.9*	48.5	*14.8*
Interest cost (impact of discounting)	92.9	*50.5*	87.9	*48.7*
Plan participants' contributions	5.5	-	3.3	-
Benefits paid	(104.7)	*(39.2)*	(49.9)	*(36.4)*
Actuarial (gains)/losses recognized in equity	148.6	*70.0*	10.0	*19.7*
Modification of pension plan	6.3	*6.0*	(0.8)	-
Changes in the scope of consolidation	2.4	-	11.6	-
Translation adjustments	139.9	*121.4*	(59.9)	*(59.4)*
Other (including curtailments and settlements)	(14.8)	-	-	-
Projected benefit obligation at end of year	**1,993.5**	***972.1***	**1,665.6**	***747.5***

Actuarial gains and losses have been fully recognized in "Other reserves" (see Note 14.7). They stem from changes in actuarial assumptions (primarily the discount rate) used to measure obligations in the United States, the United Kingdom and Canada.

	Dec. 31, 2005	*o/w US plans*	Dec. 31, 2004	*o/w US plans*
4. Change in fair value of plan assets				
Fair value of plan assets at beginning of year	**1,143.2**	***736.8***	**1,083.3**	***726.3***
Expected return on plan assets	97.1	*71.8*	87.4	*64.6*
Plan participants' contributions	5.4	-	3.3	-
Employer contributions	34.4	*23.6*	18.2	*1.0*
Benefits paid	(55.6)	*(39.2)*	(46.9)	*(36.4)*
Actuarial gains/(losses) recognized in equity	31.4	*8.2*	44.7	*40.2*
Modification of pension plan	-	-	-	-
Changes in the scope of consolidation	0.7	-	0.8	-
Translation adjustments	134.3	*117.6*	(47.6)	*(58.9)*
Other (including curtailments and settlements)	4.5	-	-	-
Fair value of plan assets at end of year	**1,395.4**	***918.8***	**1,143.2**	***736.8***

Actuarial gains and losses have been fully recognized in "Other reserves" (see Note 14.7). They stem from changes in the effective return on assets in the United States and the United Kingdom.

	Dec. 31, 2005	*o/w US plans*	Dec. 31, 2004	*o/w US plans*
5. Funded status at Dec. 31, 2005				
Projected benefit obligation	(1,993.5)	*(972.1)*	(1,665.6)	*(747.5)*
Fair value of plan assets	1,395.4	*918.8*	1,143.2	*736.8*
Effect of the asset ceiling	-	-	-	-
Deferred items:				
Unrecognized past service cost	(1.9)	*1.1*	1.3	*1.9*
Net Asset/(Liability) recognized in the balance sheet	**(600.0)**	***(52.2)***	**(521.1)**	***(8.8)***

15.3 Provision for other post-employment benefits

Changes in provisions for other post-employment and long-term benefits were as follows:

	Dec. 31, 2005	Dec. 31, 2004
1. Components of net cost reccgnized in the statement of income		
Service cost	6.0	6.4
Interest cost (impact of discounting)	24.6	26.2
Expected return on plan assets	-	-
Past service cost	(8.0)	(5.1)
Net cost recognized in the statement of income	**22.6**	**27.5**

	Dec. 31, 2005	Dec. 31, 2004
2. Change in projected benefit obligation		
Projected benefit obligation at beginning of year	**471.0**	**489.8**
Service cost	6.0	6.4
Interest cost (effect of discounting)	24.6	26.2
Plan participants' contributuion	1.3	0.7
Benefits paid	(23.5)	(23.6)
Actuarial (gains)/losses recognized in equity	14.9	0.9
Past service cost	(16.3)	-
Changes in the scope of consolidation	3.0	-
Translation adjustments	67.1	(30.3)
Other (including curtailments and settlements)	(4.5)	0.9
Projected benefit obligation at end of year	**543.6**	**471.0**

Actuarial gains and losses have been fully recognized in "Other reserves" (see Note 14.7). They stem from changes in actuarial assumptions (primarily the discount rate) used to measure healthcare obligations in the United States.

Substantially all plan changes concern the United States.

	Dec. 31, 2005	Dec. 31, 2004
3. Funded status		
Projected benefit obligation	543.6	471.0
Deferred items:		
Unrecognized past service cost	49.8	34.0
Provision recognized in the balance sheet	**593.4**	**505.0**

Note 16 - Provisions for contingencies

	Economic risks	Customer risks	Product risks	Environmental risks	Restructuring	Other risks	**Provisions**
Dec. 31, 2004	**59.6**	**47.0**	**120.3**	**34.7**	**108.0**	**59.2**	**428.8**
Long-term portion	*55.6*	*47.0*	*32.1*	*34.7*	-	*22.9*	*192.3*
Additions	16.9	9.1	63.8	2.4	68.5	25.1	185.8
Discounting effect	0.3	4.8	(0.4)	0.6	(0.8)	0.5	5.0
Utilizations	(5.6)	(8.0)	(51.0)	(2.6)	(81.9)	(8.6)	(157.7)
Reversals of surplus provisions	(3.1)	-	(10.3)	-	(11.3)	(3.0)	(27.7)
Translation adjustments	2.2	7.7	8.7	1.7	3.6	3.7	27.6
Changes in the scope of consolidation and other	4.8	7.1	8.8	2.9	7.7	(6.4)	24.9
Dec. 31, 2005	**75.1**	**67.7**	**139.9**	**39.7**	**93.8**	**70.5**	**486.7**
Long-term portion	*37.0*	*43.6*	*34.4*	*32.6*	*20.0*	*42.4*	*210.0*

(a) Economic risks

These include tax risks arising from tax audits performed by various local tax administrations and financial risks arising primarily on guarantees given to third parties in relation to certain assets and liabilities.

(b) Customer risks

These provisions primarily concern liability claims and any ensuing recalls arising from alleged defects in products sold to customers and other third parties. They also cover losses at the end of various long-term contracts in an amount of €12 million.

(c) Product risks

Provisions are recorded on a statistical basis for the residual cost of product warranties not covered by insurance. Such warranties may run up to 18 months. The application of EU directive 1999/44/EC, which calls for a mandatory extension to 24 months, had a limited impact on the financial statements.

The Group also recognizes provisions to cover disputes concerning defective products and recalls of clearly identified products.

In 2005, the provision was increased by €10 million to cover newly identified technical risks. The related disputes were being resolved as of December 31, 2005.

The technical malfunction identified on an AFI Breaker circuit breaker in 2004 was fixed in 2005. The residual provision maintained to cover remaining work amounted to €4 million.

(d) Environmental risks

These provisions are primarily set aside to cover potential reclamation costs. No new risks were identified during site reviews in 2005.

(e) Restructuring

New provisions were set aside during the year to cover the costs of restructuring plans in France, Spain and northern Europe (see Note 25). Plans that were announced and provided for at December 31, 2004 represent a residual provision of €25 million at December 31, 2005. This amount covers the remaining costs of these plans.

Note 17 - Long and short-term debt

Non current financial liabilities breaks down as follows:

	Dec. 31, 2005	Jan. 1, 2005	Dec. 31, 2004
Convertible and non-convertible bonds	2,691.1	1,200.0	1,200.0
Perpetual bonds	-	0.0	73.3
Bank and other borrowings	89.9	89.2	68.2
Lease liabilities	18.5	23.4	23.4
Employee profit sharing	6.3	7.0	7.0
Short-term portion of long-term debt	(51.1)	(47.2)	(73.8)
Non current financial liabilities	**2,754.7**	**1,272.5**	**1,298.2**

Short-term debt consists of the following:

	Dec. 31, 2005	Jan. 1, 2005	Dec. 31, 2004
Commercial paper	-	60.4	60.4
Accrued interest	31.4	11.3	11.3
Other short-term borrowings	90.5	80.8	80.8
Bank overdrafts	79.9	28.0	28.0
Short-term portion of long-term debt	51.1	47.2	73.8
Current financials liabilities	**252.9**	**227.7**	**254.3**
Total current and non current financial liabilities	**3,007.6**	**1,500.2**	**1,552.5**

17.1 Breakdown by maturity

	Dec. 31, 2005	Jan. 1, 2005	Dec. 31, 2004
2005	-	227.7	254.3
2006	252.9	20.9	46.6
2007	470.5	463.1	463.1
2008	767.8	757.4	757.4
2009	3.7	3.5	3.5
2010	899.7	1.4	1.4
2011 and beyond	613.1	26.2	26.2
Total	**3,007.6**	**1,500.2**	**1,552.5**

17.2 Breakdown by currency

	Dec. 31, 2005	Jan. 1, 2005	Dec. 31, 2004
Euro	2,842.0	1,372.1	1,424.4
US dollar	54.6	11.7	11.7
Indian rupee	25.1	14.5	14.5
New Zealand dollar	11.6	18.6	18.6
Japanese yen	7.8	25.6	25.6
Other	66.6	57.7	57.7
Total	**3,007.6**	**1,500.2**	**1,552.5**

17.3 Ordinary bonds

	Dec. 31, 2005	Dec. 31, 2004	Effective interest	Maturity
a) Bonds				
Schneider Electric SA 2007	450.0	450.0	6.1275 % fixed	October 2007
Schneider Electric SA 2008	750.0	750.0	3.875% fixed	October 2008
Schneider Electric SA 2010	897.1	-	3.125% fixed	Aug 2010
Schneider Electric SA 2017	594.0	-	4% fixed	Aug 2017
Total	**2,691.1**	**1,200.0**		

On August 11, 2005, Schneider Electric SA issued €1.5 billion worth of bonds as part of its EMTN program. The issue comprises a €900 million five-year tranche at 3.125% and a €600 million twelve-year tranche at 4%. These bonds are traded on the Luxembourg stock exchange.

On October 31, 2003, Schneider Electric issued €750 million worth of 3.875% bonds due October 31, 2008.
These bonds are traded on the Luxembourg stock exchange.

On October 19 and 20, 2000, Schneider Electric issued two tranches of 6.1275% bonds due October 19, 2007, in principal amounts of €400 million and €50 million, respectively.

These bonds are traded on the Luxembourg stock exchange.

On April 14, 1999, Schneider Electric issued €750 million worth of 3.75% bonds due April 14, 2004. On May 28, 1999, a further €250 million worth of bonds was issued at the same interest rate and with the same maturity. The second issue is treated as a second tranche of the first. The Group redeemed bonds totaling €49 million in 2003 and €951 million in 2004.

17.4 Other information

At December 31, 2005, Schneider Electric had unused confirmed credit lines of €1,038 million. These lines of credit are available for the period.

Note 18 - Other non-current liabilities

	Dec. 31, 2005	Jan. 1, 2005	Dec. 31, 2004
MGE UPS acquisition debt*	135,5	121,9	48,6
Clipsal acquisition debt	41,5	35,6	35,6
Magnecraft assets acquisition	-	16,2	16,2
Abacus acquisition debt	1,8	4,0	4,0
Other non-current liabilities	**178,8**	**177,7**	**104,4**

** of which ST portion: €112 million*

The acquisition price for MGE UPS Systems includes an earn-out payment estimated at €38 million as of December 31, 2005 (versus €14 million as of January 1, 2005)and deferred consideration of €25 million (see Note 4). In addition, application of IAS 32 and IAS 39 as from January 1, 2005 led to the recognition of a put option granted to minority shareholders of MGE UPS in an amount of €72 million at December 31, 2005 (see Note 2).

The agreement covering the acquisition of Clipsal includes a clause providing for the payment of part of the price in 2007 as part of the seller's guarantee. This amount is being held in escrow (see Note 8.2).

In January 2005, the Group paid the balance of the acquisition price for Magnecraft's assets, in an amount of $22 million.

Note 19 - Commitments and contingent liabilities

19.1 Guarantees given and received

	Dec. 31, 2005	Dec. 31, 2004
Contract counterguarantees (1)	173.8	171.0
Mortgages and collateral (2)	17.8	33.4
Guarantees	1.0	4.2
Other commitments given (3)	209.4	209.1
Guarantees given	**402.0**	**417.7**
Other guarantees received	35.4	33.6
Guarantees received	**35.4**	**33.6**

(1) On certain contracts, customers require a guarantee from a bank that the contract will be fully executed by the Group. For these contracts, the Group gives a counterguarantee to the bank. If a claim occurs, the risk linked to the commitment is assessed and a provision for contingencies is recorded when the risk is considered probable and can be reasonably estimated.

(2) Certain loans are secured by property, plant and equipment and securities lodged as collateral.

(3) Other guarantees given primarily comprise letters of credit issued by Square D, as well as guarantees to certain lessors that rental payments will be made until the end of the lease.

19.2 Purchase commitments

- **Equity investments**

Commitments to purchase equity investments correspond to put options given to minority shareholders in consolidated companies, or relate to earn-out payments. At December 31, 2005, these commitments primarily concern the acquisition of Clipsal Asia, which was announced in January 2006 and will be completed in the first half of 2006 (see Note 28 "Subsequent events").

- **Information technology services**

In 2004, the Group signed an agreement with Cap Gemini to outsource its European IT functions and deploy shared management applications using SAP. The agreement is currently being implemented in the subsidiaries. Payments to Cap Gemini replace the cost of the IT function, which was previously managed internally. Schneider Electric has a ten-year reciprocal agreement with Cap Gemini.

19.3 Contingent liabilities

Management is confident that balance sheet provisions for known disputes in which the Group is involved are sufficient to ensure that these disputes do not have a material impact on assets or income. In particular, sufficient provisions have been set aside to cover the potential consequences of a current dispute in Belgium involving former senior executives and managers of the Group.

The loan agreements related to the Group's long-term debt do not contain any rating triggers.

Note 20 - Financial instruments

The Group uses financial instruments to hedge its exposure to risks related to fluctuations in interest rates, exchange rates and metal prices.

20.1 Currency risk

Because of its international business base, the Group is exposed to currency risk, notably when subsidiaries carry out transactions in currencies other than their functional currency. Currency risks on operating receivables and payables are hedged by means of forward sale contracts or options.
Depending on market conditions, risks in the main currencies may be hedged based on recurring forecast flows using contracts that expire in 12 months or less.

Hedging primarily concerns intragroup transactions and most of the underlying receivables and payables are eliminated from the consolidated balance sheet.

Currency risks on local currency intragroup loans and borrowings are hedged using currency swaps.

20.2 Interest rate risk

The Group chooses to issue fixed- or variable-rate debt instruments depending on its overall exposure and market conditions. To optimize borrowing costs, and depending on market conditions, the Group hedges its interest rate risk using swaps, caps and floors and other financial instruments.
Interest rate swaps and other financial instruments are also used to hedge interest rate risks on investments.

20.3 Commodity price risk

In its manufacturing operations, the Group uses metals such as copper, silver, aluminum, nickel and zinc that are traded on the commodity markets. The risk of fluctuations in the market prices of these metals is hedged using futures, swaps and options.

20.4 Carrying amount and nominal value of hedging instruments

	Jan. 1, 2005					Dec. 31, 2005	Dec. 31, 2005	
	IFRS designation	Carrying amount	Other financial income and expense (1)	Equity (2)	Cash and cash equivalents	Carrying amount	Nominal value	
							Purchase	Sales
Foreign currency								
Futures contracts and cash flow hedges (3)	CFH*	10.0	-	(4.1)	-	5.9	317.9	-
Other futures contracts to hedge balance sheet items	Trading	31.1	(56.8)	-	-	(25.7)	355.3	2,383.6
Options and other hedging instruments	Trading and	4.1	(2.3)	(2.2)	-	(0.3)	45.1	53.6
Metal prices								
Futures and options	CFH*	7.7	-	5.3	-	13.1	54.2	9.4
Interest rates								
Swaps on credit lines	Trading	(3.3)	3.3	-	-	-	-	-
Other interest rate swaps (4)	Trading	(56.0)	-	-	35.9	(20.1)	N/A	N/A
Hedging instruments		**(6.4)**	**(55.7)**	**(1.0)**	**35.9**	**(27.1)**	**-**	**-**

*cash flow hedge

(1) Hedging gains and losses are offset by fair value adjustments in an equal amount to the underlying hedged item also recorded under "Finance costs and other financial income and expense, net".
(2) Recorded under "Other reserves".
(3) Expire January 2006.
(4) Other interest rate swaps represent a nominal value of €515.4 million and expire in less than one year.

The market value of financial instruments, which corresponds to carrying amount, is estimated either internally, by discounting the future differential cash flows at current market interest rate, or by third party banks.

20.5 Carrying amount and market value of other financial instruments

	31.12.2005	
	Notional amount (1)	Market value
Available-for-sale financial assets	315,4	315,4
Other non-current financial assets	281,4	281,4
Marketable securities	754,8	754,8
Bonds	(2 691,1)	(2 729,2)
Other short and long-term debt	(316,5)	(316,5)
Financial instruments excluding derivatives	**(1 656,0)**	**(1 694,1)**

(1) Notional amount corresponds to amortized cost or fair value.

20.6 Currency hedges

Forward hedging positions by currency

	Dec. 31, 2005		
	Sales	**Purchases**	**Net**
USD	1,439.6	(355.8)	1,083.8
AUD	376.9	(3.4)	373.5
JPY	202.4	(12.3)	190.1
DKK	145.3	(16.2)	129.1
HKD	50.5	-	50.5
Other	168.9	(285.4)	(116.5)
Total	**2,383.6**	**(673.1)**	**1,710.4**

Forward currency hedging positions include €1,446 million in hedges of intragroup loans and borrowings and €264 million in hedges of operating cash flows.

20.7 Interest rate risk

At December 31, 2005, gross debt totaled €3,008 million, of which 90% was fixed rate. Total cash and cash equivalents amounted to €1,383 million.

A one point increase or decrease in interest rates would have the effect of increasing or reducing the Group's net finance costs by €10.0 million.

The use of currency swaps to hedge intragroup loans and borrowings exposes part of the Group's debt to changes in the rate spread between the euro and the hedged currencies. The sensitivity calculation above does not take this effect into account.

Note 21 - Related party transactions

21.1 Associates

These are primarily companies over which the Group has significant influence. They are accounted for by the equity method.

Transactions with these related parties, which are carried out on arm's length terms, are as follows:

	Dec. 31, 2005	Dec. 31, 2004
Statement of income		
Revenue	8.3	8.3
Cost of sales	(15.7)	(11.9)
Other operating income/(expense)	0.6	1.5
Financial income and expenses	-	-
Balance sheet		
Loans	-	-
Trade receivables	8.1	5.1
Other accounts receivable	-	-
Non current debt	-	-
Accounts payable	1.6	1.7
Off balance sheet commitments		
Guarantees given	-	32.8
Guarantees received	4.0	-

Guarantees given at December 31, 2004 have been transferred to an external entity, which is not a related party. They are listed in the Group's commitments at December 31, 2005.

21.2 Related parties with significant influence

No transactions were carried out with Board members or corporate officers during the year other than in the normal course of business.

Compensation and benefits paid to the Group's top senior executives are described in Note 27.3.

Note 22 - Segment information

The Group is divided into four operating divisions. Performance assessments and management decisions are based on earnings before interest and tax.

Data by region includes the contribution from the Growth Platforms (building automation and security, secured power and sensors for repetitive machines). Details are provided in Chapter V of the Annual Report.

Dec. 31, 2005	Europe	North America	Asia-Pacific	Rest of the world	Total
Revenue (1)	5 643	3 047	2 031	958	**11 679**
EBIT	762	406	263	134	**1 565**
BALANCE SHEET					
Property, plant and equipment and intangible assets	1 642	753	477	34	2 906
Goodwill	2 480	2 561	736	102	5 879
Working capital requirement	1 150	559	505	299	2 513
CAPITAL EMPLOYED (2)	**5 272**	**3 873**	**1 718**	**435**	**11 298**

Revenue and operating margin by business

Revenue	2005	2004
Electrical Distribution	7,307	6,509
Automation & Control	2,892	2,717
Growth Platforms	1,480	1,123
Total	**11,679**	**10,349**

Operating margin (in %)	2005	2004
Electrical Distribution	13.9%	12.8%
Automation & Control	12.7%	12.0%
Growth Platforms	12.2%	11.6%
	13.4%	**12.4%**

Note 23 - Research and development

Research and development costs break down as follows :

	2005	2004
Research and development costs recognized as an expense (1)	433.2	489.0
Capitalized development costs	108.9	46.0
Total Research and Development costs of the year	**542.1**	**535.0**

(1) Of which €136,3 million recognized in gross margin and €23,2 million in commercial costs

Amortization of capitalized development costs came to €8.5 million in 2005.

Note 24 - Depreciation, amortization and provision expense

Depreciation, amortization and provision expense recognized in operating expenses were as follows:

	Dec. 31, 2005	Dec. 31, 2004
Included in cost of sales:		
Depreciation and amortization	(234.7)	(231.0)
Provisions	(29.5)	(21.5)
Included in selling, general and administrative expenses		
Depreciation and amortization	(133.4)	(131.4)
Provisions	28.2	28.5
Depreciation, amortization and provision expense	**(369.4)**	**(355.4)**

Note 25 - Other operating income/(expense)

Other operating income and expenses for 2005 broke down as follows:

	2005	2004
Restructuring	(107.0)	(88.0)
Gains or losses on the disposal of current assets	3.5	8.9
Impairment of goodwill (Note 4)	(8.4)	-
Other	8.7	38.4
Other operating income and expenses	**(103.2)**	**(40.7)**

In 2005, restructuring plans mainly involved redeploying production facilities in Europe.

Restructuring costs included €68 million for France, of which:

- A €20 million provision for the *"Ambition Industrielle"* plan to reorganize several plants in France as from 2006;
- €10 million in expenses to bring the R&D teams together in Grenoble. This program began in 2004 and should be completed in the first half of 2006;
- €20 million to finalize reorganization of the corporate functions and other plans.

As part of the redeployment of the Group's IT systems, €10 million worth of equipment was scrapped. In addition, an €8 million provision was set aside to cover the transfer of IT resources to Cap Gemini.

In the rest of Europe, restructuring costs totaled €27 million. The main items included a program to reduce activity at a plant in Spain, for €8 million, and reorganization of operations in northern Europe, for €14.8 million.

Among the other Operating Divisions, North America announced a €7 million restructuring plan for the plant in Waterman, Ontario (Canada).

Note 26 - Finance costs and other financial income and expense, net

Interest income and expense consist solely of income and expense relating to financial assets (including cash and short-term investments) and debt.

	2005	2004
Interest income	40.3	36.1
Interest expense	(156.4)	(126.5)
Net gains/(losses) on the sale of marketable securities	13.0	26.0
Finance costs, net	***(103.1)***	***(64.4)***
Dividend income	8.6	5.9
Exchange gains and losses, net	7.3	3.8
Impairment losses on financial assets	(5.7)	1.1
Discounting adjustments of non current assets and liabilities	(7.8)	(1.4)
Net gains/(losses) on disposal of long term investments	(2.8)	-
Fair value adjustments*	0.6	-
Other financial expense, net	(1.7)	(4.3)
Finance costs and other financial income and expense, net	**(104.6)**	**(59.3)**

*IAS 32/39 applied as from January 1, 2005

Note 27 - Employees

27.1 Number of employees

The average number of permanent and temporary employees was as follows in 2005 and 2004 :

(number of employees)	2005	2004
Production	40,792	39,092
Administration	47,878	45,102
Total average number of employees	**88,670**	**84,194**
By region:		
Europe	43,626	43,444
North America	21,724	19,028
Asia-Pacific	17,379	15,576
Rest of the world	5,941	6,146

The increase primarily reflects acquisitions during the year.

27.2 Employee benefits expense

	2005	2004
Payroll costs (1)	(3,485.8)	(3,307.6)
Profit sharing and incentive bonuses	(62.4)	(72.7)
Stock options	(16.8)	(8.9)
Total employee benefits expense	**(3,565.0)**	**(3,389.2)**

(1) Including €47.9 million for pension and other post-employment benefits and €22.6 million for other employee benefits (see Note 15)

27.3 Management compensation and benefits

In 2005, directors' fees of €0.7 million were paid to the members of the Board of Directors.

Gross compensation and non-cash benefits paid to members of the Executive Committee, including the Chairman, for their functions within the Group totaled €7.7 million, of which €3.5 million for the variable portion.

A total of 3,335,100 options to purchase existing shares or subscribe new shares have been granted to members of Management through plans set up since 1998.

Pension and other post-employment benefit obligations with respect to members of Management amounted to €32 million at December 31, 2005.

Note 28 - Subsequent events

28.1 Acquisitions

As part of its existing agreement with CIH Ltd., the Group announced on January 12, 2006 that it would acquire all the shares in its Clipsal Asia joint venture for around $59 million. The transaction will be finalized in 2006.

On January 25, 2006, the Group announced that it had amended its offer to acquire Citect (see Note 3), a manufacturer of SCADA and MES systems, in response to a competing bid submitted on January 6, 2006. The offer has been approved by government authorities and remains to be approved by an Australian court and the company's shareholders.

Lastly, the Group announced the signature of an agreement to acquire AEM SA in Spain on February 2, 2006. AME SA designs, manufactures and sells low voltage electrical distribution equipment and installation systems for the Residential and Buildings markets.

28.2 Divestments

On January 31, 2006, the Group announced the divestment of Num, a subsidiary specialized in numerical control. The transaction will not have an impact on the 2006 financial statements.

Note 29 - Impact of the transition to IFRS

This note includes:

- Tables reconciling the 2004 financial statements prepared in accordance with French generally accepted accounting principles and rules (French GAAP) to the 2004 financial statements prepared in accordance with International Financial Reporting Standards (IFRS).
- A description of the options applied in first-time adoption of IFRS, as of January 1, 2004.
- A description of the nature and impact of changes in accounting principles and policies on the 2004 opening and closing balance sheets and on the income statement for the year ended December 31, 2004.
- Information on standards with little or no impact on the Group accounts.

29.1 Reconciliation of the 2004 financial statements under French GAAP and IFRS

The following tables reconcile the 2004 financial statements prepared and published in accordance with French generally accepted accounting principles and rules (French GAAP) to the 2004 financial statements prepared in accordance with International Financial Reporting Standards (IFRS). The 2004 financial statements have not been adjusted for IAS 32 and IAS 39, which have been applied prospectively as from January 1, 2005.

Adjustments in the 2005 opening balance sheet arising from application of IAS 32 and IAS 39 are presented in Note 2.

29.1.1 Opening balance sheet

(in millions of euros)

ASSETS	*Notes*	Jan. 1, 2004 French GAAP	*Adjustments*	Jan. 1, 2004 IFRS
Non-current assets				
Goodwill, net	*29.3.2*	3,512.8		3,512.8
Intangible assets	*29.3.1*	270.7	*1.3*	272.0
Property, plant and equipment	*29.4.3*	1,439.1	*(9.3)*	1,429.8
Assets held for sale	*29.4.3*	0.0	*14.8*	14.8
Total		1,709.8	*6.8*	1,716.6
Investments in associates		60.5		60.5
Available-for-sale financial assets		369.6		369.6
Other financial assets		585.4		585.4
Total investments		955.0	*0.0*	955.0
Deferred taxes	*29.3.4*	747.2	*175.9*	923.1
Other non-current assets	*29.3.5*	315.6	*(315.2)*	0.4
Total non-current assets		**7,300.9**	***(132.5)***	**7,168.4**
Current assets				
Inventories and work in process	*29.3.3*	1,124.1	*36.2*	1,160.3
Trade accounts receivable	29.3.6	1,781.3	*(31.6)*	1,749.7
Other receivables and prepaid expenses	*29.3.1/ 29.4.5*	627.0	*(40.4)*	586.6
Cash and cash equivalents		3,087.5		3,087.5
Total current assets		**6,619.9**	***(35.8)***	**6,584.1**
Total assets		**13,920.8**	***(168.3)***	**13,752.5**

(in millions of euros)

LIABILITIES	*Notes*	Jan. 1, 2004 French GAAP	*Adjustments*	Jan. 1, 2004 IFRS
Equity				
Share capital		1,854.7		1,854.7
Share premium account		4,290.8		4,290.8
Retained earnings		1,724.6	*(714.6)*	1,010.0
Translation reserve	*29.4.2*	(211.4)	*211.4*	0.0
Equity attributable to equity holders of the parent		**7,658.7**	***(503.2)***	**7,155.5**
Minority interests		74.9	*(0.5)*	74.4
Total equity		**7,733.6**	***(503.7)***	**7,229.9**
Long-term provisions				
Provisions for pensions and other post-employment benefits	*29.3.5*	672.5	*419.5*	1,092.0
Provisions for contingencies	*29.4.5*	156.7	*(17.8)*	138.9
Total long-term provisions		829.2	*401.7*	1,230.9
Non-current liabilities				
Ordinary and convertible bonds		1,200.0		1,200.0
Perpetual bonds		113.6		113.6
Other long-term debt	*29.4.3*	121.7	*5.0*	126.7
Total non-current financial liabilities		1,435.3	*5.0*	1,440.3
Deferred taxes	*29.3.4*	92.2	*(42.5)*	49.7
Other non-current liabilities		40.5		40.5
Total non-current liabilities		**2,397.2**	***364.2***	**2,761.4**
Current liabilities				
Trade accounts payable		1,232.9		1,232.9
Accrued taxes and payroll costs		663.1		663.1
Short-term provisions	*29.4.5*	299.0	*(28.8)*	270.2
Other current liabilities		342.0		342.0
Short-term debt		1,253.0		1,253.0
Total current liabilities		**3,790.0**	***(28.8)***	**3,761.2**
Total equity and liabilities		**13,920.8**	***(168.3)***	**13,752.5**

(in millions of euros)

Equity - French GAAP - Jan. 1, 2004		**7,658.7**
IFRS adjustments	*Notes*	
Pensions	29.3.5	(734.7)
Additional deferred taxes	*29.3.4*	(49.6)
Rebates	*29.3.6*	(31.7)
Inventory	*29.3.3*	36.2
Discounting of provisions	*29.4.5*	17.8
Elimination of deferred charges	*29.3.1*	(10.0)
Deferred tax impact of adjustments	*29.3.4*	268.0
Other		0.8
Equity - IFRS - Jan. 1, 2004		**7,155.5**

29.1.2 Reconciliation of the closing balance sheet at December 31, 2004 and the 2004 income statement and cash flow statement under French GAAP and IFRS

(in millions of euros)

ASSETS	*Notes*	**Dec. 31, 2004 French GAAP**	*Adjustments*	**Dec. 31, 2004 IFRS**
Non-current assets				
Goodwill, net	29.3.2	4,077.7	*384.6*	4,462.3
Intangible assets	*29.3.1*	846.5	*48.0*	894.5
Property, plant and equipment	*29.4.3*	1,458.8	*(2.1)*	1,456.7
Assets held for sale	*29.4.3*		*7.6*	7.6
Total		2,305.3	53.5	2,358.8
Investments in associates		65.3	*0.0*	65.3
Available-for-sale financial assets		154.3	*0.0*	154.3
Other financial assets		288.1	*0.0*	288.1
Total investments		442.4	0.0	442.4
Deferred taxes	*29.3.4*	752.8	*77.5*	830.3
Other non-current assets	*29.3.5*	262.1	*(262.1)*	0.0
Total non-current assets		**7,905.6**	**253.5**	**8,159.1**
Current assets				
Inventories and work in process	*29.3.3*	1,369.7	*39.7*	1,409.4
Trade accounts receivable	29.3.6	2,135.7	*0.0*	2,135.7
Other receivables and pre-paid expenses	*29.3.1/ 29.4.5*	571.5	*(42.4)*	529.1
Cash and cash equivalents		1,062.8	*0.0*	1,062.8
Total current assets		**5,139.7**	***(2.7)***	**5,137.0**
Total assets		**13,045.3**	***250.8***	**13,296.1**

(in millions of euros)

LIABILITIES	*Notes*	Dec. 31, 2004 French GAAP	*Adjustments*	Dec. 31, 2004 IFRS
Equity				
Share capital		1,809.6	*0.0*	1,809.6
Share premium account		4,049.9		4,049.9
Retained earnings		2,023.8	*(403.7)*	1,620.1
Translation reserve	*29.4.2*	(308.2)	*223.7*	(84.5)
Equity attributable to equity holders of the parent		**7,575.1**	***(180.0)***	**7,395.1**
Minority interests		69.0	*3.8*	72.8
Total equity		**7,644.1**	***(176.2)***	**7,467.9**
Long-term provisions				
Provisions for pensions and other post-employment benefits	*29.3.5*	660.9	*365.3*	1,026.2
Provisions for contingencies	*29.4.5*	208.7	*(16.4)*	192.3
Total long-term provisions		869.6	*348.9*	1,218.5
Non-current liabilities				
Ordinary and convertible bonds		1,200.0	*0.0*	1,200.0
Perpetual bonds		73.3	*0.0*	73.3
Other long-term debt	*29.4.3*	20.8	*4.1*	24.9
Total non-current financial liabilities		1,294.1	*4.1*	1,298.2
Deferred taxes	*29.3.4*	101.5	*101.7*	203.2
Other non-current liabilities		104.4	*0.0*	104.4
Total non-current liabilities		**2,369.6**	***454.7***	**2,824.3**
Current liabilities				
Trade accounts payable		1,384.4	*0.0*	1,384.4
Accrued taxes and payroll costs		849.5	*0.0*	849.5
Short-term provisions	*29.4.5*	264.2	*(27.7)*	236.5
Other current liabilities		279.2	*0.0*	279.2
Short-term debt		254.3	*0.0*	254.3
Total current liabilities		**3,031.6**	***(27.7)***	**3,003.9**
Total equity and liabilities		**13,045.3**	***250.8***	**13,296.1**

(in millions of euros)

Net profit attributable to equity holders of the parent - French GAAP - 2004	***Notes***	**564.6**
IFRS adjustments		
Amortization of goodwill	*29.3.2*	217.1
Capitalization of development costs	*29.3.1*	45.6
Reversal of amortization of actuarial gains and losses	*29.3.5*	38.7
Stock option expense	*29.3.7*	(8.9)
Deferred tax impact of adjustments	*29.3.4*	(32.1)
Minority interests		(4.3)
Other		3.2
Net profit attributable to equity holders of the parent - IFRS - 2004		**823.9**

(in millions of euros except for earnings per share)	2005 French GAAP	*Adjustments*	2004 IFRS
Revenue	**10,365.3**	***(16.0)***	**10,349.3**
Cost of sales	(5,965.1)	*(212.3)*	(6,177.4)
Gross profit	**4,400.2**	***(228.3)***	**4,171.9**
Research and development expenses	(535.2)	*240.1*	(295.1)
Selling, general and administrative expenses	(2,554.3)	*(36.1)*	(2,590.4)
Operating profit	**1,310.7**	***(24.3)***	**1,286.4**
Finance expense, net	(65.9)	*6.6*	(59.3)
Profit before tax	**1,244.8**	***(17.7)***	**1,227.1**
Exceptional items	(96.3)	*96.3*	-
Income tax expense	(333.1)	*(32.1)*	(365.2)
Profit of continuing operations	**815.4**	***46.5***	**861.9**
Amortization of goodwill	(217.1)	*217.1*	-
Group share in income/(loss) of equity investments	(3.6)	-	(3.6)
Net income before minority interests	**594.7**	***263.6***	**858.3**
Minority interests	(30.1)	*(4.3)*	(34.4)
Net income (attributable to Schneider Electric SA)	**564.6**	***259.3***	**823.9**
Basic earnings per share (in euros)	2.56	-	3.73
Diluted earnings per share (in euros)	2.55	-	3.72

	2004 French GAAP	**Capitalization of development expenses**	**Reclassification of short-term provisions for contingencies**	**Other**	**2004 IFRS**
Profit attributable to equity holders of the parent	565	46		213	824
Net cash provided by operating activities before changes in operating assets and liaiblities	1,260	46	(24)	(0)	1,282
Change in working capital	(138)		24	16	(98)
Net cash provided by operating activities	**1,122**	**46**	**0**	**16**	**1,184**
Cash used by investment in operating assets	(284)	(46)		1	(329)
Cash used by financial and other investments	(840)			(0)	(840)
Net cash used by investing activities	**(1,124)**	**(46)**	**0**	**1**	**(1,169)**
Net cash used by financing activities	**(1,976)**				**(1,976)**
Other	22			(17)	5
Net decrease in cash and cash equivalents	**(1,956)**				**(1,956)**
Cash and cash equivalents at the beginning of the year	**2,902**				**2,902**
Net change in cash and cash equivalents	(1,956)				(1,956)
Cash and cash equivalents at the end of the year	**946**				**946**

The main impact on the cash flow statement is related to capitalized development expenses, which appear under cash used by investment in operating assets.

Application of IAS 7 led to the reclassification of movements in certain operating provisions from change in working capital to net cash provided by operating activities before changes in operating assets and liabilities, in a negative amount of €24 million in 2004.

29.2 Adjustments arising from the first-time adoption of IFRS

The opening IFRS balance sheet at January 1, 2004 has been prepared using the following options and exemptions allowed under IFRS 1- *First Time Adoption Of IFRS*:

- Business combinations carried out prior to January 1, 2004 have not been restated.
- Cumulative actuarial gains and losses for defined benefit plans have been recognized, by adjusting opening retained earnings.
- Cumulative translation adjustments have been reset to zero at January 1, 2004, by adjusting opening retained earnings.
- IAS 32 and IAS 39 have been applied prospectively from January 1, 2005. As a result, the 2004 financial statements have not been restated for these standards.

The other options available under IFRS 1 have not been used.

<u>Income statement presentation</u>

The presentation of the income statement has been changed to comply with IAS 1 – *Presentation of Financial Statements.* The main change concerns items classified as exceptional in the French GAAP accounts, which are reported above the line in the IFRS income statement, in operating revenue or expense.

In addition, development costs have been reclassified, as explained in note 29.3.1 below.

29.3 Changes in accounting principles and policies

29.3.1 Intangible assets

- **Intangible assets generated by development activities**

Development costs for new products and comprehensive product upgrades may be capitalized under IAS 38.
In 2004, systems were set up to track and capitalize these costs. Only development costs for new products launched since 2004 are capitalized in the IFRS accounts.

Development costs capitalized in 2004 amounted to €46 million at December 31, 2004, before tax. These costs are being amortized over the estimated life of the underlying technology, which averages 5 years.

A substantial proportion of development costs consists of maintenance or process engineering costs for existing products, which do not qualify for capitalization under IAS 38. In the IFRS accounts, these costs continue to be charged directly to the income statement; however, they are reclassified under "Cost of sales" and included in the carrying amount of inventories where appropriate. Only research costs continue to be reported under "Research and development expenses", as they cannot be capitalized.

The resulting changes in the presentation of R&D costs are as follows:
- Qualifying development costs are recorded in the balance sheet (€46 million at December 31, 2004).
- Maintenance and process engineering costs are reported under "Cost of sales" and included in the value of inventories, in an amount of €195 million at December 31, 2004 (see Note 29.3.3).
- The amount reported under "Research and development expenses" corresponds solely to research costs.

- **Intangible assets previously recognized in the balance sheet**

All intangible assets carried in the opening French GAAP balance sheet at January 1, 2004 comply with the definition contained in IAS 38 – *Intangible Assets.*

Deferred charges recognized in the French GAAP balance sheet under "Other accounts receivable and prepaid expenses" have been reclassified under intangible assets (€1 million at January 1, 2004 and €2 million at December 31, 2004) or eliminated (€10 million at January 1, 2004 and €12 million at December 31, 2004).

No changes have been made to amortization periods.

- **Intangible assets acquired in connection with business combinations**

Under IFRS 3 – *Business Combinations,* intangible assets of the acquired company must be recognized separately from goodwill where the assets concerned qualify for recognition as intangible assets under IAS 38. These intangible assets are also recognized in the French GAAP accounts and adoption of IFRS 3 does not therefore result in any adjustments to the 2004 accounts.

29.3.2 Goodwill

As explained above, the Group has decided not to restate business combinations carried out prior to January 1, 2004.
Goodwill arising on business combinations carried out in 2004 (and final adjustments to goodwill arising on business combinations carried out in 2003) has been reported in the French GAAP accounts in accordance with IFRS 3 – *Business Combinations.*

Net goodwill carried in the opening balance sheet at January 1, 2004 is no longer amortized.
This change of method had a favorable impact on profit of €217 million in 2004 and on the balance sheet of €209 million at December 31, 2004, after taking into account translation adjustments.
Goodwill has also been adjusted by €176 million at December 31, 2004 to take into account deferred tax liabilities recognized on brands purchased in 2004, in application of IAS 12.

French GAAP (standard CRC 2002-10) comply with IAS 36 - *Impairment Of Assets*, and goodwill has been tested for impairment on the same basis in both the French GAAP and the IFRS accounts.

29.3.3 Inventories

The carrying amount of inventories in the IFRS balance sheet includes process engineering costs and amortization of capitalized development costs.
This change of valuation method has the effect of increasing the value of inventories by €36 million at January 1, 2004 and €40 million at December 31, 2004.

29.3.4 Deferred taxes

In the French GAAP accounts, deferred taxes are recognized for all temporary differences between the book value of assets and liabilities and their tax basis, except for deferred taxes on non-amortizable intangible assets that cannot be sold separately from the acquired entity (§ 313 of standard CRC 99-02), corresponding in practice to trademarks.

Under French GAAP, material deferred tax assets and liabilities are discounted when the period in which they are expected to reverse can be reliably determined.

Application of IAS 12 – *Income taxes* – has the following impact:

- A deferred tax liability is reported on trademarks recognized in connection with business combinations. The effect of this change of method on opening retained earnings is €17 million. For acquisitions carried out in 2004, the impact is €176 million, leading to a corresponding adjustment of the goodwill recognized on the acquisitions concerned (see Note 29.3.1).
- Deferred taxes are not discounted, resulting in an increase of €33 million in deferred tax liabilities at January 1, 2004.

Deferred taxes are included in non-current assets and liabilities in accordance with IAS 1 – *Presentation Of Financial Statements*, which requires a distinction to be made between current and non-current items.

The other adjustments to deferred taxes arise from adjustments made in application of other standards. They include:

- Deferred tax liability recognized in respect of the change in inventory valuation (€13 million at January 1, 2004 and €14 million at December 31, 2004).
- Deferred tax liability recognized in respect of capitalized development costs in an amount of €16 million at December 31, 2004 (see Note 29.3.1).
- Deferred tax asset recognized in respect of the additional obligation reported for defined benefit plans (mainly actuarial gains and losses) in the IFRS balance sheet (see note 29.3.5 below), in an amount of €274 million at January 1, 2004 and €248 million at December 31, 2004.

29.3.5 Employee benefits

In connection with the transition to IFRS, the Group has performed a comprehensive review of its employee benefit plans. Some plans that were previously qualified as defined contribution – including certain European retirement plans and certain healthcare plans – constitute defined benefit plans under IAS 19 and have therefore been reclassified.

In addition, as explained above, cumulative actuarial gains and losses and past service costs have been recognized by adjusting retained earnings, as allowed under IFRS 1 – *First Time Adoption Of IFRS*. The total effect of these adjustments on the opening balance sheet at January 1, 2004 is €735 million.

Plan assets have been reclassified as a deduction from corresponding plan liabilities (€315 million at January 1, 2004 and €262 million at December 31, 2004).

The net impact on the benefit obligation recognized in liabilities is €420 million at January 1, 2004 and €365 million at December 31, 2004.

The absence of amortization of previously recognized actuarial gains and losses has a positive effect on the IFRS income statement of €38 million in 2004, reported under administrative costs (€20 million) and "Cost of sales" (€18 million).

Going forward, the Group has decided to recognize all actuarial gains and losses in equity under "Other reserves", as allowed under IAS 19 (revised). The amount for 2004 was €22 million, net of tax.

29.3.6 Revenue recognition

The revenue recognition policies applied in the French GAAP accounts are not materially different from the requirements of IAS 18 – *Revenue* and IAS 11 – *Long-Term Contracts*:

Sales of goods are recognized when the significant risks and rewards of ownership are transferred to the buyer.
Long-term contract revenue is recognized by the percentage-of-completion method and a provision is booked for expected contract losses as soon as they are considered probable.

Volume rebates granted to distributors are recognized as an expense when the initial sales are made by Schneider Electric to these distributors. The effect of this change in recognition principle has been recognized in the French GAAP and IFRS financial statements at January 1, 2004 and represents €32 million.

Certain cash discounts (€8 million in full-year 2004) included in interest expense, and certain sales incentives (€7 million in full-year 2004) reported under selling expenses have been reclassified as a deduction from revenue in the IFRS accounts.

29.3.7 IFRS 2- Share-based payment

IFRS 2 applies to stock options granted after November 7, 2002 that had not vested prior to January 1, 2005.

The plans concerned are plan no. 21 dated February 5, 2003 (2,000,000 options exercisable as from February 5, 2007) and plan no. 24 dated May 6, 2004 (2,060,700 options exercisable as from May 6, 2008).

The Group has chosen to value options using the Cox Ross Rubinstein binomial option pricing model.

Based on market data at the grant dates, the total stock option expense came to €9 million in 2004.

29.4 Standards with little or no impact on the Group accounts

29.4.1 Consolidation scope and methods

Application of the control criteria set out in IAS 27 – *Consolidated Financial Statements And Accounting For Investments In Subsidiaries* – has not led to any change in the companies fully consolidated in the Group accounts, except for consolidation of the special purpose entity that holds the perpetual bonds, described in Note 2 "Application of IAS 32 and IAS 39 as from January 1, 2005".

29.4.2 Foreign currency translation

Cumulative translation differences have been reset to zero in the opening IFRS balance sheet at January 1, 2004, as allowed under IFRS 1. The impact at January 1, 2004 was €211 million.

Adoption of IAS 21 and IAS 29 has no impact on the Group accounts because the foreign currency conversion and translation principles applied in the French GAAP accounts (notes 1.4 and 1.5 to the 2004 consolidated financial statements) comply fully with the methods prescribed under IFRS.

29.4.3 Property, plant and equipment and leases

Adoption of IAS 16 – *Property, Plant And Equipment* and IAS 40 – *Investment Property* has no impact on the Group accounts.

Property, plant and equipment consist mainly of manufacturing equipment dedicated to specific product lines and material parts of individual items of equipment are already depreciated separately in the French GAAP accounts. Consequently, there is no need to change the assets' carrying amount or depreciation schedules to comply with IAS 16. In addition, the Group does not own any investment property.

Adoption of IAS 17 – *Leases* has led to the reclassification of certain non-material leases. The impact of these reclassifications at January 1, 2004 was €6 million on assets and €5 million on debt.

In accordance with IFRS 5 – *Non-Current Assets Held For Sale And Discontinued Operations* – assets held for sale at the year-end (consisting mainly of real estate) are reported separately, in an amount of €15 million at January 1, 2004 and €8 million at December 31, 2004.

29.4.4 Impairment of assets

As recommended by the French securities regulator (COB, now renamed AMF), the Group elected for early adoption – starting in 2002 – of standard CRC 2002-10 concerning asset impairments. The method used to test assets for impairment complies with IAS 36 – *Impairment Of Assets* and the level (Cash Generating Unit) at which the recoverability of goodwill is assessed is also compatible with this standard.

The Group's business is highly sensitive to technological advances and property, plant and equipment are already tested for impairment at regular intervals.
For the purpose of preparing the IFRS accounts, IAS 36 is also being applied to internally-generated intangible assets corresponding to capitalized development costs.

29.4.5 Provisions for losses and contingencies

The transition to IFRS has no impact on provisions for losses and contingencies because the criteria applied in the French GAAP accounts to recognize these items comply with IAS 37 – *Provisions, Contingent Liabilities and Contingent Assets.*

However, in the IFRS accounts, long-term provisions for contingencies have been discounted. The discounting adjustment amounted to €18 million at January 1, 2004 and €16 million at December 31, 2004.

The following reclassifications have been made:

- Certain provisions for impairment of assets that were previously reported as liabilities have been reclassified as a deduction from the corresponding assets (€29 million at January 1, 2004 and €28 million at June 30 and December 31, 2004).
- Accrued liabilities related primarily to restructuring, the environment and product warranties have been reclassified under provisions for contingencies in the IFRS financial statements at December 31, 2004, in an amount of €237 million.

Note 30 - Consolidated companies

The main companies included in the Schneider Group scope of consolidation are listed below.

		% interest Dec. 31, 2005	% interest Dec. 31, 2004
Europe			
Fully consolidated			
Andover Controls GmbH	Germany	100.00	100.00
Berger Lahr GmbH	Germany	100.00	100.00
Berger Lahr Positec GmbH & Co KG	Germany	100.00	100.00
Berger Lahr Services GmbH	Germany	100.00	100.00
Crouzet GmbH	Germany	100.00	100.00
Drive Tech Gmbh (1)	Germany	100.00	-
Elau Elektronik AG (1)	Germany	100.00	-
Elau Engineering GmbH (1)	Germany	100.00	-
Elau Administration GmbH (1)	Germany	100.00	-
Elau Systems GmbH (1)	Germany	100.00	-
Elso GmbH	Germany	100.00	100.00
Gerhard Berger GmbH & Co KG	Germany	100.00	100.00
Invensys Messnet GmbH	Germany	100.00	-
Kavlico GmbH	Germany	100.00	100.00
MGE USV-Systeme GmbH	Germany	84.84	84.84
Num Guttinger GmbH	Germany	100.00	100.00
Power Measurement GmbH	Germany	100.00	-
Sarel GmbH	Germany	99.00	99.00
Schneider Electric Deutschland GmbH	Germany	100.00	100.00
Schneider Electric GmbH	Germany	100.00	100.00
Schneider Electric Motion GmbH	Germany	100.00	100.00
Schneider Factoring GmbH	Germany	-	100.00
TAC GmbH Control System	Germany	-	100.00
Berger Lahr Positec GmbH	Austria	51.00	51.00
MGE UPS Systems VertriebsgmbH	Austria	84.84	84.84
Sarel GmbH	Austria	99.00	0.00
Schneider Electric Austria GmbH	Austria	100.00	100.00
Cofibel	Belgium	100.00	100.00
Cofimines	Belgium	100.00	100.00
Crouzet NV	Belgium	100.00	100.00
Sarel SA	Belgium	98.80	-
Schneider Electric NV/SA	Belgium	100.00	100.00
UPS Systems MGE BV	Belgium	84.84	84.84
Schneider Electric Bulgaria	Bulgaria	100.00	100.00
Schneider Electric Ltd	Croatia	100.00	100.00
Elmat ApS	Denmark	100.00	100.00

(1) accounted for by the equity method until May. 31 2005

		% interest Dec. 31, 2005	% interest Dec. 31, 2004
ESMI A/S	Denmark	100.00	100.00
Invensys Bygnings	Denmark	100.00	-
JO-EL Electric A/S	Denmark	100.00	100.00
Lauritz Knudsen A/S (formerly LK A/S)	Denmark	100.00	100.00
Schneider Electric Danmark A/S	Denmark	-	100.00
Schneider Nordic Baltic (formerly Lexinvest A/S)	Denmark	100.00	100.00
TAC A/S	Denmark	100.00	100.00
EFI Electronics Europe SL	Spain	100.00	100.00
Himel SA	Spain	100.00	100.00
Mesa SA	Spain	100.00	100.00
MGE UPS Espana SA	Spain	84.84	84.84
Schneider Electric Espana	Spain	100.00	100.00
Telenum	Spain	100.00	100.00
Schneider Electric EESTI AS (formerly A/S Lexel Electric)	Estonia	100.00	100.00
Atmostec Oy	Finland	100.00	-
Elari Oy	Finland	100.00	100.00
Elko Suomi Oy	Finland	100.00	100.00
I-Valo	Finland	100.00	100.00
JO-EL Electric Oy	Finland	100.00	100.00
Oy Esmi AB	Finland	100.00	100.00
Oy Lexel Electric AB	Finland	100.00	100.00
Oy Lexel Finland AB	Finland	100.00	100.00
Schneider Electric Finland Oy	Finland	100.00	100.00
TAC Com Oy	Finland	100.00	100.00
Alombard	France	100.00	100.00
Andover Controls SA	France	-	100.00
Ateliers de Constructions Electriques de Grenoble - ACEG	France	100.00	100.00
Auxibati SCI	France	100.00	100.00
BCV Technologies	France	100.00	100.00
BEI Ideacod SAS	France	100.00	-
BEI Technologies SAS	France	100.00	-
Berger Lahr Positec Sarl	France	100.00	100.00
Boissière Finance	France	100.00	100.00
Citef SAS	France	100.00	100.00
Construction Electrique du Vivarais	France	84.84	84.84
Crouzet SA	France	100.00	100.00
DEXTUS	France	100.00	100.00
DINEL	France	100.00	-
Distrelec	France	100.00	100.00
Elau SARL (1)	France	100.00	-
Electro Porcelaine	France	100.00	100.00
Elkron France	France	100.00	100.00

(1) accounted for by the equity method until May. 31 2005

		% interest Dec. 31, 2005	% interest Dec. 31, 2004
Euromatel	France	100.00	100.00
Financiere MGE	France	84.84	84.84
France Transfo	France	100.00	100.00
Infra +	France	100.00	100.00
JCN Participations	France	-	100.00
Le Moule Métallique	France	100.00	100.00
Machines Assemblage Automatique	France	100.00	100.00
Mafelec	France	100.00	100.00
Materlignes	France	100.00	100.00
Merlin Gerin Alès	France	100.00	100.00
Merlin Gerin Alpes	France	100.00	100.00
Merlin Gerin Loire	France	100.00	100.00
MGE Finances SAS	France	84.84	84.84
MGE UPS	France	60.10	60.10
MGE-UPS SYSTEMS SAS	France	84.84	84.84
Muller & Cie	France	100.00	100.00
Newall France	France	100.00	-
Newlog SAS	France	100.00	100.00
Normabarre	France	100.00	100.00
Num SA	France	100.00	100.00
Prodipact	France	100.00	100.00
Rectiphase	France	100.00	100.00
SA2E	France	84.84	84.84
SAEI	France	84.84	84.84
SAE Gardy	France	100.00	100.00
Sarel Appareillage Electrique	France	99.00	99.00
Satchwell SAS	France	100.00	-
Scanelec	France	100.00	100.00
Schneider Automation SA	France	100.00	100.00
Schneider Electric Industries SAS	France	100.00	100.00
Schneider Electrique Foncière	France	100.00	100.00
Schneider Electric France	France	100.00	100.00
Schneider Electric International	France	100.00	100.00
Schneider Electric SA (parent company)	France	100.00	100.00
Schneider Toshiba Inverter Europe SAS	France	60.00	60.00
Schneider Toshiba Inverter SAS	France	60.00	60.00
SCI du Pré Blanc	France	100.00	100.00
Senside	France	100.00	80.01
Société Alpine de Préfabrication Electro-Mécanique - SAPEM	France	100.00	100.00
Société d'Application Electro-Mécanique - SAEM	France	100.00	100.00
Société Dauphinoise Electrique - SDE	France	100.00	100.00
Société du Rebauchet	France	84.84	84.84
Société Electrique d'Aubenas SA - SEA	France	100.00	100.00
Société Française Gardy SA	France	100.00	100.00
Sogefred	France	-	100.00

		% interest Dec. 31, 2005	% interest Dec. 31, 2004
Sorhodel Bardin	France	100.00	100.00
Sovalmo	France	100.00	100.00
Société pour l'équipement des industries chimiques (SPEI)	France	100.00	100.00
Spie-Capag	France	100.00	100.00
Sté Française de Constructions Mécaniques et Electriques - SFCME	France	100.00	100.00
Sté Rhodanienne d'Etudes et de Participations - SREP	France	100.00	100.00
Systèmes Equipements Tableaux Basse Tension - SETBT	France	100.00	100.00
Transfo Services	France	100.00	100.00
Usibati SCI	France	100.00	100.00
Ajax Electrical Ltd	United Kingdom	100.00	51.00
Andover Controls Ltd	United Kingdom	100.00	100.00
Avenue Solutions Limited	United Kingdom	-	100.00
Berger Lahr Positec Ltd	United Kingdom	100.00	100.00
Capacitors Ltd	United Kingdom	100.00	100.00
Crouzet Ltd	United Kingdom	100.00	100.00
Elau Ltd (1)	United Kingdom	100.00	-
Grawater Ltd	United Kingdom	100.00	100.00
Grawater of Wakefield Ltd	United Kingdom	100.00	100.00
JO EL Electric Ltd	United Kingdom	100.00	100.00
JO JO (UK) Ltd	United Kingdom	100.00	100.00
JO JO Products Ltd	United Kingdom	100.00	100.00
Lexel Holdings (UK) Limited	United Kingdom	100.00	100.00
MITA (UK) Ltd	United Kingdom	100.00	100.00
MITA Holdings Ltd	United Kingdom	100.00	100.00
MGE UPS Systems Ltd	United Kingdom	84.84	84.84
Newall Measurement Systems Ltd	United Kingdom	100.00	-
Num (UK) Limited	United Kingdom	100.00	100.00
Sarel Ltd	United Kingdom	100.00	100.00
Satchwell Controls Systems Ltd	United Kingdom	100.00	-
Schneider Electric (UK) Ltd	United Kingdom	100.00	100.00
Schneider Electric Ltd	United Kingdom	100.00	100.00
TAC Regional Ltd	United Kingdom	100.00	100.00
TAC UK Ltd	United Kingdom	100.00	100.00
Thorsman Ltd	United Kingdom	100.00	100.00
Walker Mainstay Ltd	United Kingdom	100.00	100.00
Westinghouse Systems	United Kingdom	100.00	100.00
Yorshire Switchgear Group Ltd	United Kingdom	100.00	100.00
MGE UPS Systems Hellas Abe	Greece	84.84	84.84
Schneider Electric AE	Greece	100.00	100.00
Merlin Gerin Zala	Hungary	100.00	100.00
Prodax Elektromos	Hungary	100.00	100.00

(1) accounted for by the equity method until May. 31 2005

		% interest Dec. 31, 2005	% interest Dec. 31, 2004
Schneider Electric Hungaria Villamassagi RT	Hungary	100.00	100.00
Schneider Electric Ireland Ltd	Ireland	100.00	100.00
Schneider Electric Manufacturing Celbridge	Ireland	-	100.00
Square D Company Ireland Ltd	Ireland	100.00	100.00
Thorsman Ireland Ltd	Ireland	100.00	100.00
Thorsman Sales Ireland Ltd	Ireland	100.00	100.00
Controlli Srl	Italy	100.00	-
Crouzet Componenti	Italy	100.00	100.00
Elau Systems Italia Srl (1)	Italy	100.00	-
MGE Italia	Italy	84.84	84.84
Num SPA	Italy	100.00	100.00
Pamoco Srl	Italy	100.00	100.00
SAIP & Schyller Srl	Italy	100.00	100.00
Schneider Electric Spa	Italy	100.00	100.00
Schneider Electric Industrie Italia Spa	Italy	100.00	100.00
Schneider Italia Spa	Italy	100.00	100.00
Lexel Fabrika SIA	Latvia	100.00	100.00
Schneider Electric Latvija SIA	Lettonie	100.00	100.00
UAB Schneider Electric Lietuva (formerly UAB Lexel Electric)	Lithuania	100.00	100.00
Sté industrielle de réassurance (SIRR)	Luxembourg	100.00	-
ELKO A/S	Norway	100.00	100.00
ESMI A/S	Norway	100.00	100.00
Lexel Holding Norway AS	Norway	100.00	100.00
Satchwell Norge AS	Norway	100.00	-
Schneider Electric Norge A/S	Norway	100.00	100.00
Wibe Stiger A/S	Norway	-	100.00
MGE UPS Systemer AS	Norway	84.84	84.84
TAC Control Systems AS	Norway	100.00	100.00
Crouzet BV	Netherlands	100.00	100.00
Polam Holding BV	Netherlands	100.00	100.00
Pro Face HMI (sub-group)	Netherlands	99.79	99.75
Sandas Montage BV	Netherlands	100.00	100.00
Sarel BV	Netherlands	99.00	-
Schneider Electric BV	Netherlands	100.00	100.00
Schneider Electric Logistic Centre BV	Netherlands	100.00	100.00
Stago BV	Netherlands	100.00	100.00
Andover Controls Sp Zo.o	Poland	100.00	100.00
Elda Eltra S.A. (formerly Eltra SA)	Poland	100.00	100.00
ELDA Szczecinek SA	Poland	100.00	100.00
MGE UPS Systems Polska Sp.z.o.o	Poland	84.84	84.84
Schneider Electric Industries Polska SP	Poland	100.00	100.00

(1) accounted for by the equity method until May. 31 2005

		% interest Dec. 31, 2005	% interest Dec. 31, 2004
Schneider Electric Polska SP	Poland	100.00	100.00
Tour Andover Controls Polska Sp.Zo.o	Poland	100.00	100.00
Wibe Polska Sp.Zo.o	Poland	100.00	100.00
MGE Portugal Ondulatores	Portugal	84.84	84.84
Schneider Electric Portugal LDA	Portugal	100.00	100.00
Schneider Electric AS	Czech Republic	98.27	98.27
Schneider Electric CZ sro	Czech Republic	100.00	100.00
Schneider Electric Romania SRL	Romania	100.00	100.00
OOO "TAC"	Russia	100.00	100.00
UralElektroKontactor	Russia	100.00	100.00
ZAO Schneider Electric	Russia	100.00	100.00
ZAO Lexel Elektromaterialy (SPB)	Russia	100.00	100.00
Schneider Electric Jugoslavija doo	Serbia	100.00	100.00
Schneider Electric Ltd	Slovenia	100.00	100.00
Schneider Electric Slovakia Spol SRO	Slovakia	100.00	100.00
AB Elektrokontakt EKT	Sweden	100.00	100.00
AB Crahftere 1	Sweden	100.00	100.00
AB Wibe	Sweden	100.00	100.00
Crouzet AB	Sweden	50.00	-
EFAB Electric AB	Sweden	-	100.00
Elektriska Aktielbolaget Delta	Sweden	100.00	100.00
ELJO AB	Sweden	100.00	100.00
ESMI Multi Signal AB	Sweden	100.00	100.00
Exportvärden AB	Sweden	100.00	100.00
J.O. Sverige AB	Sweden	100.00	100.00
Lexel AB	Sweden	100.00	100.00
Lexel Electric AB	Sweden	100.00	100.00
Num Norden	Sweden	100.00	100.00
TAC Protect System AB	Sweden	100.00	100.00
Schneider Electric Sverige AB (formerly Schneider Electric AB)	Sweden	100.00	100.00
Schneider Electric Powerline Communications AB	Sweden	100.00	100.00
T.A.C. AB	Sweden	100.00	100.00
T.A.C. Holding AB	Sweden	100.00	100.00
TAC Svenska AB	Sweden	100.00	100.00
Thorsman & Co AB	Sweden	100.00	100.00
Wibe Holding AB	Sweden	100.00	100.00
Wibe Stegar AB	Sweden	-	100.00
Wibe Stegar Holding AB	Sweden	-	100.00
Berger Lahr Positec AG	Switzerland	100.00	100.00
Crouzet AG	Switzerland	100.00	100.00
Feller AG	Switzerland	83.70	83.70
MGE UPS Systems AG	Switzerland	84.84	84.84
Num Guttinger AG	Switzerland	100.00	100.00
Sarel AG	Switzerland	98.20	-
Schneider Electric Finances	Switzerland	100.00	100.00
Schneider Electric Suisse AG	Switzerland	100.00	100.00
Selectron Systems AG	Switzerland	100.00	100.00
Schneider Electric Ukraine	Ukraine	100.00	100.00

		% interest Dec. 31, 2005	% interest Dec. 31, 2004
Accounted for by the equity method			
Easy Plug	France	-	50.00
Elau Administration GmbH (1)	Germany	-	49.00
Delta Dore Finance SA (sub-group)	France	20.00	20.00
Môre Electric Group A/S	Norway	34.00	34.00
NORTH AMERICA			
Fully consolidated			
Cofimines Overseas Corporation	Canada	100.00	100.00
Indy Electronics Inc.	Canada	99.79	99.75
Juno Lighting Ltd	Canada	100.00	-
Power Measurement Ltd	Canada	100.00	-
Schneider Canada Inc.	Canada	100.00	100.00
MGE Systems Mexico SA de CV	Mexico	84.84	84.84
Crouzet Automatismo	Mexico	100.00	-
Crouzet Mexique	Mexico	100.00	100.00
Industrias Electronicas Pacifico SA de CV	Mexico	100.00	100.00
Schneider Electric Mexico SA de CV	Mexico	100.00	100.00
Square D Company Mexico SA de CV	Mexico	100.00	100.00
Abacus	USA	100.00	-
Andover Controls Corp	USA	100.00	100.00
BEI Automative Hungay Manufacturing Inc	USA	100.00	-
BEI Export Sales Co. Inc	USA	100.00	-
BEI International Inc	USA	100.00	-
BEI Properties	USA	100.00	-
BEI Sensors & Systems	USA	100.00	-
BEI Tactical Defense Systems Inc	USA	100.00	-
BEI Technologies Inc.	USA	100.00	-
Berger Lahr Motion Technology Inc.	USA	100.00	100.00
CSI Acquisition Holding Corp.	USA	-	100.00
Defense Systems Company Inc	USA	100.00	-
EFI Electronics Inc	USA	100.00	100.00
Elau Inc. (1)	USA	100.00	-
Hyde Park Electronics LLC	USA	100.00	100.00
Indy Lighting Inc.	USA	100.00	-
Juno Lighting Inc.	USA	100.00	-
Juno Manufacturing Inc.	USA	100.00	-
Kavlico Corp	USA	100.00	100.00
MGE UPS Systems Inc	USA	84.84	84.84
Neovasys Inc	USA	100.00	-
Newall Electronics Inc	USA	100.00	-
Num Corporation	USA	100.00	100.00
OpticNet Inc	USA	100.00	-
Palatine Hills Leasing Inc.	USA	80.00	80.00
Powerbox Solutions LLC	USA	100.00	100.00
Power Measurement EI Inc.	USA	100.00	-
Power Measurement Inc.	USA	100.00	-
Power Measurement USA Inc.	USA	100.00	-
Precision Systems	USA	100.00	-
Pro Face America Inc.	USA	99.79	99.75

(1) accounted for by the equity method until May. 31 2005

		% interest Dec. 31, 2005	% interest Dec. 31, 2004
Quantronix Inc	USA	-	100.00
Schneider Automation Inc.	USA	100.00	100.00
Schneider Electric Holdings Inc.	USA	100.00	100.00
Schneider Electric Relay LLC	USA	100.00	-
Security International Inc.	USA	100.00	100.00
Sitek Inc	USA	100.00	-
Square D Company	USA	100.00	100.00
Square D Holdings One, Inc.	USA	100.00	100.00
Square D Investment Company	USA	100.00	100.00
Square D Receivables, LLC	USA	100.00	100.00
SNA Holdings Inc.	USA	100.00	100.00
ST Inverter Americas Inc	USA	60.00	60.00
TAC Americas Inc.	USA	100.00	100.00
Tour Andover Controls Inc	USA	100.00	100.00
Veris Industries LLC	USA	100.00	100.00
Accounted for by the equity method			
Easy Plug Inc.	USA	-	50.00
ASIA-PACIFIC			
Fully consolidated			
Clipsal Pacific Holdings Pty Ltd	Australia	100.00	100.00
Clipsal Industries Pacific Pty Ltd	Australia	100.00	100.00
Clipsal South Pacific Pty Ltd	Australia	100.00	100.00
Clipsal Pacific Pty Ltd	Australia	100.00	100.00
Australian Electrical Supplies Pty Ltd	Australia	100.00	100.00
Blue Point Products Pty Ltd	Australia	100.00	100.00
Clipsal Australia Holding Pty Ltd	Australia	100.00	100.00
Clipsal Australia Pty Ltd	Australia	100.00	100.00
Clipsal Controlgear Pty Ltd	Australia	100.00	100.00
Clipsal Extrusions Pty Ltd	Australia	100.00	100.00
Clipsal Integrated Systems Pty Ltd	Australia	100.00	100.00
Clipsal Technologies Australia Pty Ltd	Australia	100.00	100.00
Efficient Energy Systems Pty Ltd	Australia	100.00	100.00
MGE UPS Systems Australia Pty Ltd	Australia	84.84	84.84
Nu-Lec Industries Pty Ltd	Australia	100.00	100.00
Parkside Laboratories Australia Pty Ltd	Australia	100.00	-
PDL Holdings Australia Pty Ltd	Australia	100.00	-
PDL Industries Australia Pty Ltd	Australia	100.00	-
Power Measurement Ltd	Australia	100.00	-
Pro Face Australia	Australia	100.00	-
SE Australia Holding PTY	Australia	100.00	100.00
Schneider Electric Australia Pty Ltd	Australia	100.00	100.00
TAC Pacific Pty Ltd	Australia	100.00	100.00
Team Security Solutions Pty Ltd	Australia	100.00	100.00
Techrack Pty Ltd	Australia	100.00	100.00
Beijing Merlin Great Wall Computer Room Equipment & Engineering	China	50.90	50.90
MGE North Asia SHANGHAI	China	67.87	67.87
Pro Face International Shanghai	China	99.79	99.78
Schneider Beijing Low Voltage	China	95.00	95.00

		% interest Dec. 31, 2005	% interest Dec. 31, 2004
Schneider Beijing Medium Voltage	China	95.00	95.00
Schneider Busway (Guangzhou) Ltd	China	95.00	95.00
Schneider Electric China Invest Co Ltd	China	100.00	100.00
Schneider Electric Low Voltage (Tianjin) Cy Ltd	China	75.00	75.00
Schneider Electric Supply Beijing Co Ltd	China	100.00	100.00
Schneider Fuji Breakers (Dalian)	China	60.00	60.00
Schneider Shanghaï Apparatus parts Manufacturing	China	100.00	100.00
Schneider Shanghaï Industrial Control	China	80.00	80.00
Schneider Shanghaï Low Voltage Term. Apparatus	China	75.00	60.00
Schneider Shanghaï Power Distribution Electric App.	China	80.00	80.00
Schneider Shanghaï Supply Components Ltd	China	100.00	100.00
Schneider Shilin Suzhou Transformers	China	100.00	100.00
Schneider (Suzhou) Drives Company ltd	China	90.00	90.00
Schneider Suzhou Enclosure Systems Co Ltd	China	100.00	100.00
Schneider Wingoal	China	100.00	100.00
Shanghai Manufacturing	China	84.84	84.84
Tianjin Merlin Gerin Co Ltd	China	75.00	75.00
UPE Electronics SHENZEN	China	42.42	42.42
Wu Xi Factory	China	99.79	99.75
MGE UPS Systems Korea Co. Ltd	South Korea	84.84	84.84
Pro Face Korea	South Korea	99.79	99.75
Samwha EOCR Co.ltd	South Korea	100.00	80.00
Schneider Electric Korea Ltd	South Korea	100.00	100.00
Clipsal Industries HK Ltd	Hong Kong	100.00	100.00
Full Excel Pty Ltd	Hong Kong	100.00	100.00
MGE China / Hong Kong Ltd	Hong Kong	67.87	67.87
Schneider Busway Limited	Hong Kong	100.00	100.00
Schneider Electric Business Solutions	Hong Kong	100.00	-
Schneider Electric Hong Kong Ltd	Hong Kong	100.00	100.00
TAC Pacific HK Ltd	Hong Kong	100.00	100.00
P.T Mega Gelar Elektronil Ometraco	Indonesia	84.84	84.84
PT Schneider Electric Indonésia	Indonesia	100.00	100.00
Schneider Electric Manufacturing Batam	Indonesia	100.00	100.00
Digital Electronics Corporation	Japan	99.79	99.75
Schneider Electric Japan Ltd	Japan	100.00	100.00
Toshiba Schneider Electric Ltd	Japan	88.43	83.45
Toshiba Schneider Inverter Corp.	Japan	60.00	60.00
MGE UPS Systems Malaisia SDN BHD	Malaysia	84.84	84.84
Schneider Electric Industries Sdn Bhd	Malaysia	100.00	100.00
Schneider Electric Malaysia Sdn Bhd	Malaysia	30.00	30.00
CER Technologies Pty Ltd	New Zealand	100.00	100.00
Clipsal Industries NZ Ltd	New Zealand	100.00	100.00
PDL Electronics	New Zealand	60.00	60.00
Schneider Electric New Zealand Holdings Ltd (sub-group 1 subsidiary)	New Zealand	100.00	100.00
MGE UPS Philippines Inc.	Philippines	84.84	84.84
Schneider Electric Philippines Inc	Philippines	100.00	100.00

		% interest Dec. 31, 2005	% interest Dec. 31, 2004
Andover Controls Singapore Pty Ltd	Singapore	100.00	100.00
MGE Asia Pte Ltd	Singapore	84.84	84.84
MGE Logistics South East Asia pacific Pte Ltd	Singapore	84.84	84.84
TAC Control Asia	Singapore	100.00	100.00
Schneider Electric Export Services	Singapore	100.00	100.00
Schneider Electric Industrial Development Singapore Pte Ltd	Singapore	100.00	100.00
Schneider Electric Logistic Asia Pte Ltd	Singapore	100.00	100.00
Schneider Electric Overseas Asia Pte Ltd	Singapore	100.00	100.00
Schneider Electric Singapore Pte Ltd	Singapore	100.00	100.00
Schneider Electric South East Asia (HQ) Pte Ltd	Singapore	100.00	100.00
Pro Face Taïwan	Taiwan	99.79	69.82
Schneider Electric Taïwan Co Ltd	Taiwan	100.00	100.00
MGE UPS Systems S.A.	Thailand	84.84	84.84
Pro Face South East Asia Pacific	Thailand	99.79	99.75
Schneider Electric Thaïland Co Ltd	Thailand	100.00	100.00
Schneider Thaïland Ltd	Thailand	100.00	100.00
Square D Company Thaïland Ltd	Thailand	100.00	100.00
Schneider Electric Vietnam Ltd	Vietnam	100.00	100.00
Accounted for by the equity method			
Clipsal Asia Holding	Hong Kong	50.00	50.00
Schneider Electric Engineering Ltd	Japan	40.00	40.00
REST OF THE WORLD			
Fully consolidated			
Alight Investments Holdings Pty Ltd	South Africa	100.00	100.00
Clipsal Industries Pty Ltd	South Africa	100.00	100.00
Clipsal South Africa Pty Ltd	South Africa	100.00	100.00
Hoist-Tec (Pty) Ltd	South Africa	100.00	100.00
Merlin Gerin SA (Pty) Ltd (Conlog)	South Africa	79.60	79.60
MGE UPS Systems SA Pty Ltd	South Africa	84.84	84.84
Nu-Lec Africa Pty	South Africa	49.00	49.00
Schneider Electric South Africa Pty Ltd	South Africa	100.00	100.00
Schneider Electric Algérie SARL	Algeria	100.00	100.00
EPS Ltd	Saudi Arabia	51.00	51.00
Plasnavi SA	Argentina	100.00	100.00
Schneider Electric Argentina	Argentina	100.00	100.00
Palatine Ridge Insurance Company Ltd	Bermuda	100.00	100.00
SHL	Bermuda	100.00	100.00
CDI Power	Brazil	100.00	100.00
Crouzet Brésil	Brazil	100.00	100.00
Primelectrica	Brazil	-	100.00

Note 31 - French GAAP financial statements for 2003 and 2004

The financial statements prepared according to French GAAP for the years ended December 31, 2003 and December 31, 2004 are provided below to facilitate comparison over three years and in light of the adoption of IFRS as from January 1, 2004.

Consolidated Statement of Income

(in millions of euros except for earnings per share)

	12/31/2004	12/31/2005
Sales	**10,365.3**	**8,780.3**
Cost of sales	(5,965.1)	(5,063.1)
Gross margin	**4,400.2**	**3,717.2**
Research and development expenses	(535.2)	(494.0)
Selling, general and administrative expenses	(2,554.3)	(2,215.8)
Operating income	**1,310.7**	**1,007.4**
Financial expense, net	(65.9)	(53.1)
Income from continuing operations before tax	**1,244.8**	**954.3**
Exceptional items	(96.3)	(163.9)
Income tax	(333.1)	(127.3)
Net income of fully consolidated companies before	**815.4**	**663.1**
Amortization of goodwill	(217.1)	(190.7)
Share of losses of equity investments	(3.6)	(18.1)
Net income before minority interests	**594.7**	**454.3**
Minority interests	(30.1)	(21.5)
Net income (attributable to Schneider Electric SA)	**564.6**	**432.8**
Earnings per share (in euros)	2.56	1.94
Diluted earnings per share (in euros)	2.55	1.94

Assets

(in millions of euros)	Dec. 31, 2004	Dec. 31, 2003
Non-current assets:		
Goodwill, net	4,077.7	3,512.8
Intangible assets, net	846.5	270.7
Property, plant and equipment, net	1,458.8	1,439.1
Investments:		
Investments accounted for by the equity method	65.3	60.5
Investments, net	154.3	369.6
Other investments	288.1	585.4
Total investments	507.7	1,015.5
Other non-current assets	262.1	315.6
Total non-current assets	**7,152.8**	**6,553.7**
Current assets:		
Inventories and work in process	1,369.7	1,124.1
Trade accounts receivable	2,135.7	1,781.3
Other accounts receivable and prepaid expenses	571.5	627.0
Deferred taxes	752.8	747.2
Cash and cash equivalents	1,062.8	3,087.5
Total current assets	**5,892.5**	**7,367.1**
Total Assets	**13,045.3**	**13,920.8**

Equity and liabilities

(in millions of euros)	Dec. 31, 2004	Dec. 31, 2003
Shareholders' equity:		
Capital stock	1,809.6	1,854.7
Additional paid-in capital	4,049.9	4,290.8
Retained earnings	2,023.8	1,724.6
Cumulative translation adjustment	(308.2)	(211.4)
Shareholders' equity (excluding minority interests)	**7,575.1**	**7,658.7**
Minority interests	**69.0**	**74.9**
Provisions for contingencies and charges:		
Provisions for pensions	660.9	672.5
Provisions for contingencies	208.7	156.7
Total provisions for contingencies and charges	**869.6**	**829.2**
Long-term debt:		
Ordinary and convertible bonds	1,200.0	1,200.0
Perpetual bonds	73.3	113.6
Other long-term debt	20.8	121.7
Total long-term debt :	1,294.1	1,435.3
Other long-term liabilities	104.4	40.5
Total long-term liabilities	**1,398.5**	**1,475.8**
Current liabilities:		
Customer prepayments	69.8	56.2
Trade accounts payable	1,314.6	1,176.7
Accrued taxes and payroll costs	849.5	663.1
Deferred taxes	101.5	92.2
Other payables and accrued liabilities	543.4	641.0
Short-term liabilities:	2,878.8	2,629.2
Short-term debt	254.3	1,253.0
Total current liabilities	**3,133.1**	**3,882.2**
Total liabilities and shareholders' equity	**13,045.3**	**13,920.8**

(in millions of euros)	2004	2003
I - Net cash provided by operating activities:		
Net income (attributable to Schneider Electric SA)	564.6	432.8
Minority interests	30.1	21.5
Group share of loss/(income) of companies accounted for by the equity method (net of dividend receive	3.6	18.1
Adjustments to reconcile net income to net cash provdded by operating activities:		
Depreciation of property, plant and equipment	285.7	283.5
Amortization of intagible assets other than goodwill	76.7	60.2
Amortization of goodwill	217.1	190.7
Increase/(decrease) in provisions	4.7	44.6
Increase/(decrease) in deferred taxes	46.4	(144.1)
(Gains)/losses on disposals of assets	(8.9)	15.4
Other	40.1	19.3
Net cash provided by operating activities before changes in operating assets and liabilities	**1,260.1**	**942.0**
(Increase)/decrease in accounts receivable	(183.0)	(14.8)
(Increase)/decrease in inventories and work in process	(160.7)	(5.3)
(Decrease)/increase in accounts payable	(2.5)	67.2
Change in other current assets and liabilities	208.7	265.1
Change in working capital	**(137.5)**	**312.2**
Total I	**1,122.6**	**1,254.2**
II - Net cash (used)/provided by investing activities:		
Purchases of property, plant and equipment	(277.8)	(253.2)
Disposals of property, plant and equipment	48.3	48.3
Purchases of intanglible assets	(54.7)	(61.8)
Disposals of intangible assets	0.4	1.3
Net cash used by investment in operating assets	**(283.8)**	**(265.4)**
Financial investments, net	(800.9)	(595.8)
Other long-term investments	(25.9)	(262.1)
Long-term pension assets	(13.4)	(142.2)
Sub-total	**(840.2)**	**(1,000.1)**
Total II	**(1,124.0)**	**(1,265.5)**
III - Net cash (used)/provided by financing activities		
Increase in long-term debt	-	789.8
Reduction of long-term debt	(1,351.4)	(73.1)
(Purchase)/sale of Company shares	(278.2)	(112.3)
(Decrease)/increase in other borrowings	(49.6)	(481.6)
Common stock issued	61.0	101.8
Dividends paid: Schneider Electric SA	(334.2)	(308.0)
Minority interests	(23.3)	(18.6)
Total III	**(1,975.7)**	**(102.0)**
IV - Net effect of exchange rate and other changes: Total IV	**21.2**	**(54.7)**
Net (decrease)/increase in cash and cash equivalents: I + II + III + IV	**(1,955.9)**	**(168.0)**
Cash and cash equivalents at beginning of year	2,902.4	3,070.4
(Decrease)/increase in cash and cash equivalents	(1,955.9)	(168.0)
Cash and cash equivalents at end of year	**946.5**	**2,902.4**

RAPPORT DE GESTION AU 31 DECEMBRE 2005

Comments on the consolidated financial statements

Transition to International Financial Reporting Standards (IFRS)

The Group has prepared annual consolidated financial statements in accordance with IFRS for the first time for the year ended December 31, 2005.
In keeping with the recommendations of the French securities regulator (AMF) during the transition period, the impact of the changes in accounting policies and methods on the French GAAP financial statements for the year ended December 31, 2004 were presented in the 2004 Annual Report. This information is also presented in the notes to the 2005 financial statements.
The 2004 figures presented in the comments below have been adjusted for IFRS.

Business and Statement of Income highlights

Changes in the scope of consolidation

In 2005, the Group pursued its acquisitions-led growth strategy, enhancing its positions in energy management, industrial and building automation, ultra terminal distribution and integrated sensors.

Electrical Distribution

In February 2005, the Group broadened its presence in energy management with the acquisition of the canadian company Power Measurement Inc. The acquisition was finalized on April 14, 2005 and Power Measurement Inc. has been fully consolidated as from that date.

On August 24, 2005, the Group acquired Juno Lighting Inc, leader in lighting equipment for the North American business and residential markets. Juno Lighting Inc. has been fully consolidated as from that date.

Automation and Control

In late May 2005, the Group increased its interest in Elau Administration GmbH from 49.1% to 100%. The subsidiary was fully consolidated as from June 1st, 2005.

Growth Platforms

On October 4, 2005, Schneider Electric acquired BEI Technologies Inc., a manufacturer of customized sensors. BEI Technologies has been fully consolidated since October 1, 2005.

On July 29, 2005, Schneider Electric acquired ABS EMEA, Invensys' building automation division in Europe and the Middle East. The company has been fully consolidated since that date.

The year's acquisitions added €286.4 million to annual revenue and €40.1 million to annual operating profit. This represents 2.8% of 2004 revenue and 3.1% of 2004 operating profit. The acquisitions generated an average operating margin of 14% in 2005.

Taking into account the full-year contribution of companies acquired and consolidated in 2004 (Kavlico and Andover Controls, consolidated in second-half 2004) and the fact that there were no material disposals in 2005, changes in the scope of consolidation had a positive impact of €433.2 million on revenue and €66,7 million on operating profit in 2005. This corresponds to 4.2% of 2004 revenue and 5.2% of 2004 operating profit.

Exchange rate trends

Fluctuations in the euro exchange rate raised consolidated revenue by 0.7%, or €74 million, and had a negative impact on operating profit by 0.6 %, or €8 million. This mainly reflects the euro's depreciation against the Canadian dollar, Brazilian real and Australian dollar.

Revenue

Consolidated revenue totaled €11,678.8 million for the year ended December 31, 2005, up 12.8% on a current structure and currency basis from the year before. The increase was driven by strong organic growth of 7.9% (ie on a constant structure and currency basis) and a significant contribution from acquisitions.

Breakdown by region

Data by region includes the contribution from the Growth Platforms.

Revenue in Europe rose 7.2% to €5,643 million on a current basis. On a constant structure and currency basis, the increase came to 5.3%.
In a mixed business environment, Schneider Electric benefited from a gradual upturn in demand led by renewed capital spending. Operations in Eastern Europe maintained organic growth at a high 11.8%, while Spain saw organic growth rise to 9.2%. In France, revenue rose 3.1% in uneven business conditions. Full-year revenue declined slightly in Italy, reflecting a difficult first half followed by a noticeable upturn in the second part of the year. All the other countries in the region reported higher revenue in 2005.

In North America, revenue rose 21.8% on a current basis, to €3,047 million, and 7.8% on a constant structure and currency basis. Backed by a very favorable economy, the Group achieved strong growth across its businesses. Energy management recorded a significant increase while revenue from building automation rose at a slower pace.

Revenue in the Asia-Pacific Division increased 11.1% on a current basis, to €2,031 million, and 9.3% on a constant structure and currency basis.
Growth in this region reflects the Group's very good performance in India (up 26.4%) and China (up 14.3%), as well as its strong momentum in Southeast Asia (up 16%).

In the Rest of the World, reported revenue rose 27% to €958 million. On a constant structure and currency basis, growth came to 23.5%. In particular, the equipment business had a very good year, notably in the Middle East. Operations in South America also performed well thanks to high capital spending fueled by growth in the oil and mining industries.

Breakdown by business

Electrical Distribution revenue totaled €7,307 million, or 63% of the consolidated total. This represents an increase of 12.3% on a current basis and 9.7% on a constant structure and currency basis (the main changes in scope during the year being the acquisitions of Power Measurement and Juno Lighting).
Automation & Control revenue rose a reported 6.4% to €2,892 million, or 4.6% on a constant structure and currency basis.

The Growth Platforms are new activities under development that are managed separately from Schneider Electric's core businesses:
- Building automation and security.
- Secured power.
- Sensors for repetitive machines.

Revenue from these activities increased 31.8% to €1,480 million, lifted by the year's acquisitions. These included BEI Technologies in integrated sensors and ABS EMEA, which enhanced TAC's building automation lineup. On a constant structure and currency basis, Growth Platform revenue rose 6.1%.

Operating profit

Data by region includes the contribution from the Growth Platforms.
Operating profit grew 21.7% on a current basis, to €1,565.3 million from €1,286.4 million in 2004, and 17.1% on a constant structure and currency basis. Operating margin widened by one point, to 13.4% from 12.4% the year before.

Application of IFRS had a very limited impact on operating profit (€2 million), reflecting the reclassification of restructuring costs formerly recorded under net exceptional income/(expense) and the positive effect of capitalizing research and development projects.
Operating profit under IFRS includes €107 million in costs stemming from industrial redeployment (primarily in Europe), and €8.4 million in goodwill impairment for some fifteen entities. Capitalization of development costs had an impact on operating profit of €100 million in 2005, net of amortization, versus €46 million in 2004.

Breakdown by region

Operating margin in Europe grew by 0.7 point to 13.5% thanks primarily to a slightly higher gross margin and tight control over administrative and general costs.
In North America, operating margin also widened by 0.7 point, to 13.3%.
Operating margin in the Asia-Pacific region improved by 1.6 point to end the year at 12.9%.
The Rest of the World reported an operating margin of 14.0%, versus 12.5% in 2004.

Breakdown by business

Electrical Distribution operating margin increased by 1.1 points to 13.9%. Newly consolidated companies and exchange rate fluctuations did not have any impact.
The Automation & Controls business achieved an operating margin of 12.7%, up 0.7 point from 2004. On a constant structure and currency basis, operating margin was 12.9%.
Together, the Growth Platforms contributed an operating margin of 12.2%, an increase of 0.6 point from the year before.

Finance costs and other financial income and expense, net

Finance costs and other financial income and expense, net totaled €(104.6) million compared with €(59.3) million in 2004. Substantially all of the increase came from growth in borrowings, notably to finance acquisitions. The Group carried out a €1.5 billion bond issue in August 2005.

Application of IAS 32 and IAS 39, two standards concerning financial instruments, as from January 1, 2005 had a marginally positive impact of €0.6 million.

Income tax

The effective tax rate stood at 29.1% compared with 29.8% at December 31, 2004.

Share of profit/(losses) of associates

The Group's share of losses of associates came to €(3.6) million, on a par with 2004.

Minority interests

Minority interests were stable at €(35.2) million. They correspond primarily to the share of profit attributable to minority partners in MGE-UPS, Feller AG, EPS Ltd. and a number of Chinese companies.

Profit attributable to equity holders of the parent

Profit attributable to equity holders of the parent rose 20.6% to €994.3 million.

Earnings per share

The 22.3% increase from €3.73 to €4.56 reflects growth in profit for the period and continuation of the share buyback program in 2005.

Balance Sheet and Cash Flow Statement items

Total assets stood at €16,615 million at December 31, 2005, up 25% from the previous year-end. Non current assets amounted to €10,225 million and represented 62% of total assets, an increase of 25.3% from 2004.

Goodwill

Goodwill totaled €5,879 million, or 35% of total assets, and showed an increase of €1,417 million, or 31.7%, over the period.
Acquisitions added €1,080 million, of which €322 million (as of the date of acquisition) for Juno Lighting Inc., €383 million for BEI Technologies, €148 million for PMI Inc., €119 million for ABS EMEA, and €49 million for Elau GmbH.
The currency effect added another €302 million, while the allocation to intangible assets of a portion of the goodwill recognized on first-time consolidation of Kavlico reduced the total by €33 million (of which €12 million for the trademark). In accordance with IAS 32 and IAS 39, the Group recognized goodwill in an amount of €76.7 million in connection with the put option granted to minority shareholders of MGE at January 1, 2005.
Impairment tests conducted at the end of the year did not reveal any material losses. Goodwill impairment totaled €8.4 million for some 15 entities.

Property, plant and equipment and intangible assets

Property, plant and equipment and intangible assets came to €2,907 million, or 17.5% of total assets, up 23.2% from the year before.

Intangible assets

Trademarks rose 20.4% over the period to €741 million following the recognition of Juno Lighting Inc.'s brands in an amount of €93 million. Gross capitalized development costs totaled €187 million (€165 million net), reflecting the capitalization of costs related to current projects in an amount of €109 million. Other intangible assets, net, primarily comprising software and patents, rose €176 million over the year. The increase stems from the recognition of customer lists and patents in an amount of €140 million following the acquisitions of Juno, PMI and Kavlico, as well as €87 million in software investments, primarily as part of the Group's program to deploy a global SAP system.

Property, plant and equipment

Property, plant and equipment increased by €143 million to €1,607 million. Acquisitions added €99 million, net investments totaled €266 million and depreciation came to €282 million. The currency effect had a positive impact of €69 million.

Investments in associates

Investments in associates decreased €17 million to €48.2 million, mainly on the full consolidation of Elau Administration GmbH after the Group increased its interest to 100% in the first half of 2005. Elau was previously accounted for by the equity method.

Non-current financial assets

Non-current financial assets, primarily equity instruments quoted in an active market and loans and receivables related to investments, totaled €597 million, an increase of 35% from December 31, 2004. In accordance with IAS 32 and IAS 39, listed investments classified as available-for-sale financial assets were measured at fair value. Fair value adjustments to available-for-sale financial assets—primarily shares in Axa (formerly Finaxa)—amounted to €152 million at December 31, 2005. The contra entry was posted to equity.
Unlisted available-for-sale financial assets declined by €30 million to €33 million, reflecting the full consolidation of Abacus and SE Relays as from January 1, 2005. The Group acquired these companies at the end of 2004.
Other non-current financial assets declined to €281 million from €288 million the year before due to the payment of a €17 million receivable on the divestment of VA Tech Schneider HV GmbH and capitalization of interest on the vendor loan to the buyer of Legrand shares, in an amount of €9 million. At December 31, 2005, the balance of the vendor loan set up in 2002 came to €177 million. The loan, which pays interest of 5.5%, has a maximum remaining term of ten years.

Cash and net debt

Net debt at January 1, 2005	(524,4)
Total cash and cash equivalents	975,8
Total current and non-current financial liabilities	(1 500,2)
Operating cash flows before changes in working capital	1 548,1
Capital expenditure, net	(476,0)
Changes in operating working capital	(104,6)
Changes in non-operating working capital	(118,8)
Free cash flow	848,7
Acquisitions (purchase of financial investments, net)	(1 267,3)
Dividends and share buybacks	(468,6)
Other	(212,8)
Increase in net debt	(1 100,0)
Net debt at December 31, 2005	(1 624,4)
Total cash and cash equivalents	1 383,2
Total current and non-current financial liabilities	(3 007,6)

Net cash provided by operating activities before changes in operating assets and liabilities totaled €1,548 million, rising from 12.4% to 13.3% of revenue.
Changes in operating working capital represented a negative €105 million, as the Group successfully managed the increase in operating receivables and inventories in a period of strong revenue growth. Changes in non operating working capital includes a €76 million payment to the French Treasury related to the elimination of the *précompte* equalization tax. A receivable in this amount is recorded in the balance sheet under "Other receivables and prepaid expenses".
Net cash provided by operating activities totaled €1,325 million, up 11.9% from €1,184 in 2004.
Capital expenditure, which includes capitalized development costs, amounted to €476 million versus €330 million in 2004. These investments rose to 4.1% of revenue from 3.2% in 2004.

Acquisitions used €1,267 million, net of acquired cash, compared with €801 million the year before.
The investment in Juno Lighting Inc. came to €487 million, taking into account assumed debt of €167 million (USD205 million). The acquisitions of BEI Technologies and Power Measurement Inc. represented net amounts of €442 million and €159 million, respectively. Other major transactions in 2005 included the acquisition of ABS EMEA for €111 million and of Elau GmbH for €45 million. Disposals of investments and buyouts of minority shareholders were not meaningful. The first added €10 million to cash, while the second used €6 million.
The Group bought back Company shares in a net amount of €73 million during the year versus €278 million in 2004. Dividends paid totaled €418 million (including the *précompte* equalization tax), of which €23 million to minority interests.
Other payments with a material impact on cash include a €48 million contribution to pension plans in the United States.

At December 31, 2005, net debt totaled €1,624 million or 19.7% of equity attributable to equity holders of the parent. This represents an increase of €1,100 million from the year before, as cash from operations partially offset the increase in long and short-term debt.
The Group had €511 million in cash and €872 million in marketable securities, comprising short-term instruments such as commercial paper, monetary mutual funds and equivalents.
Total current and non-current financial liabilities amounted to €3,008 million. Of this, bonds represented €2,691 million, including two tranches of a €1.5 billion issue in August 2005 as part of the Group's EMTN program. Current financial liabilities totaled €253 million at December 31, 2005 and primarily included bank overdrafts and accrued interest.

Equity

Equity attributable to equity holders of the parent came to €8,244 million, or 49.6% of the balance sheet total. The €849 million increase over the year is the net result of the following:

- Adoption of IAS 32 and IAS 39, which reduced equity by €49 million net of tax in the opening balance sheet. This reflects an €87 million decrease stemming from the cancellation of treasury stock previously recorded under marketable securities and a €29 million increase from fair value adjustments to financial assets.
- Payment of the 2004 dividend, in an amount of €395 million.
- Profit for the period of €994 million.
- Changes in treasury stock, which reduced equity by €69 million.
- The impact of currency fluctuations, which added €285 million to the translation reserve.
- Fair value adjustments to hedging instruments and available-for-sale financial assets, in an amount of €118 million.
- Changes in actuarial gains and losses stemming from the measurement of employee benefits, which reduced equity by €78 million.

Minority interests rose 29% to €94 million, reflecting the €35 million profit for the period, partially offset by dividend payments of €23 million.

Provisions

Short and long-term provisions totaled €1,687 million, or 10.2% of the balance sheet total. Of this, €277 million covered items that are expected to be paid out in less than one year.
The bulk of these provisions (€1,200 million) are for pensions and other post-employment benefits (medical care). The €174 million increase reflects the translation adjustment, for €73 million, and actuarial gains and losses, recognized net of tax in equity, for €132 million.
Provisions for contingencies increased 13.5% to €487 million. These provisions cover product risks (warranties, disputes over identified defective products), for €140 million, economic risks (tax risks, financial risks generally corresponding to seller's guarantees), for €75 million, customer risks (customer disputes and losses on long-term contracts), for €68 million, and restructuring, for €94 million. Additions to provisions for restructuring, amounted to €69 million to cover programs announced in 2005.
The year's acquisitions added €25 million to provisions in the balance sheet, while translation adjustments added €28 million and the discounting effect added €5 million.

Other non-current liabilities

Other non-current liabilities, comprising acquisition debt, totaled €179 million. This included €136 million for MGE UPS (of which €72 million stemming from the put option granted to minority shareholders recognized in accordance with IAS 32 and 39) and €42 million for Clipsal.
During the year, €16 million was paid for the Magnecraft assets acquired in 2004.

Deferred taxes

Deferred tax assets came to €795 million, reflecting the unused tax losses generated by the sale of Legrand shares in 2002, in an amount of €371 million, and future tax savings on provisions for pensions, in an amount of €394 million.
Deferred tax liabilities totaled €259 million and primarily comprised deferred taxes recognized on trademarks purchased during acquisitions.
The €91 million change over the year stems from the use of €86 million in tax loss carryforwards and from the recognition of €46 million in deferred taxes on trademarks recognized in 2005.

Annex 9

2005 Annual Results

Paris – February 16, 2006



Merlin Gerin
Square D
Telemecanique

Schneider Electric

Building a New Electric World

Disclaimer



All forward-looking statements are Schneider Electric management's present expectations of future events and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.



Highlights

Operating Performance

Financial Results

2005 Highlights



- **Gradual** change **in the** growth profile
  - Strong organic growth throughout the year — +7.9%
  - Increasing contribution from emerging markets — 30% of sales
  - Active development in new businesses — €5 billion

- **Strong** improvement **in** profitability
  - Significant increase of operating margin — +1.0pt
  - Higher return on capital employed (ROCE*) — +0.8pt

- Results in line **with** new² **company program targets**


new²

- **Prepared** succession **and proposed** new governance structure

ROCE = after tax operating income / shareholders' equity + net debt + provisions


Schneider
Electric

Excellent performance in 2005



	€m	Change
Sales	11,679	+13%
Operating Income	1,565	+22%
Net Income	994	+21%
Earnings per share (€)	4.56	+22%
Return on capital employed (%)	10.5	+0.8pt
Net dividend (€)	2.25	+25%

Increase growth potential and reduce cycle sensitivity



→ **Develop growth engines in mature markets**

Electrical Distribution	Automation & Control
■ Ultra Terminal ■ Energy Management ↳ Secured power ↳ Energy efficiency	■ Building Automation ■ Industrial Automation (Variable speed drives, Human Machine Interface, Motion control) ■ Customized Sensors

Services

→ **Invest in fast growing emerging countries**

Sustained expansion in new businesses and targeted markets





Ultra Terminal
€ 1.2 bn
LEXEL
CLIPSAL
Energy Management
€ 0.8 bn
MGE UPS SYSTEMS
PowerLogic
POWER MEASUREMENT
Building Automation
€ 0.7 bn
t.a.c
TourAndoverControls
Industrial Automation
€ 1.3 bn
Pro-face
BERGER LAHR
TOSHIBA
ELAU
Customized Sensors
€ 0.5 bn
BEI TECHNOLOGIES INC
KAVLICO CORPORATION
Crouzet
Services in new businesses: € 0.4 billion
Services in core businesses: € 0.5 billion
Total full-year sales: € 5 billion


Schneider Electric

Active geographic repositioning



Sales by region, change in breakdown, 2001-2005

Emerging countries*
North America
Western Europe
18%
30%
52%
30%
26%
44%
2001
2005

Sales by region 2005

Rest of the World
Emerging countries* 30%
Asia Pacific
8%
18%
48%
26%
Europe
North America

*Asia Pacific, Rest of the World and Eastern Europe



Schneider Electric

Results in line with new² company program targets



2005-2008 Targets		2005 Results
GROWTH		
Stimulate sales organic growth ≥ + 5% per year		+7.9%
PROFITABILITY		
Sustain high profitability operating margin between 12.5% and 14.5%		13.4% **(+1.0pt)**
ROCE		
Maximize return on capital employed up 2% to 4% over 4 years		10.5% **(+0.8pt)**
ROI		
Offer an attractive return on investment ➪ Dividend payout ratio ~50% ➪ Balance sheet optimization within 2 years		50% 20%*

*Net debt/Equity



Highlights

Operating Performance

Financial Results

Power & Control products, solutions and services to serve 4 end markets



Electrical Distribution
No. 1 worldwide
Make electricity safe, available and reliable

Merlin Gerin · MGE UPS Systems · Square D

Energy Infrastructures 16%
Industry 32%
Residential 12%
Buildings 40%

Sales by end markets

Automation & Control
No. 2 worldwide
Control and protect machines and installations

Square D · t.a.c. TourAndoverControls · Telemecanique

Energy management

Flagship commercial achievements in 2005



- **Total building management for the Santiago Military Hospital**
  - Contract for electrical distribution, building automation and energy management for Chile's largest hospital



- **Electrical installation for a Middle Eastern chemical producer**
  - Electrical distribution contract for Cristal Arabia, with installation of control equipment





- **Co-development of air conditioning solutions**
  - Co-development of integrated HVAC control solutions with McQuay International, a leader in air conditioning equipment

- **Automation and control solution for a Chinese OEM**
  - Motor control, variable speed drives and PLCs for Gaoxiao Mesnac, a tire molding press manufacturer


GAOXIAO
青岛软控
MESNAC

FROST & SULLIVAN


t.a.c
TourAndoverControls

Best growth strategy in Building Automation
Best company in UPS


MGE
UPS SYSTEMS


Schneider
Electric

Sustained sales organic growth in 2005 driven by geographic repositioning




North America
+8.1%
Europe
+5.2%
Eastern Europe
Asia Pacific
+9.3%
Rest of World
+23.5%
Emerging Markets
+13.2%



Sales organic growth in 2005: +7.9%





Wide exposure and leading positions in emerging markets




Eastern Europe
+12%
Greater China
+15%
Africa/Middle East
+21%
India
+26%
Other Asia/Pacific
+6%
South America
+32%

Sales organic growth
+13%

Contribution to total sales
30%

- Early and sustainable **presence**, despite risks/crisis
- Optimization of market coverage through **local intermediaries**
- **Powerful offering adapted** to all standards and country's maturity



Energy Management



- **A unique range of offers for customers to optimize their energy strategy and costs**
  - Energy quality and availability optimization
  - Management of energy consumption
  - Guarantee of energy savings
  - Reduction in operating costs

MGE UPS SYSTEMS

POWER MEASUREMENT

PowerLogic

t.a.c TourAndoverControls

- **Key differentiation factors**
  - Integrated technology-driven solutions
  - Presence across all businesses: electrical distribution, building management, lighting control, variable speed drives

€ 1.0 billion in sales up 10%




Schneider
Electric

Services



➔ **The growing needs of our customers**

- Companies refocusing on their core businesses
- Performance and productivity
- Specific running of critical applications



➔ **Key differentiation factors**

- Installed base
- Geographic coverage
- Embedded communication in products
- Remote analysis and control of installations software

Transparent Ready

€ 0.9 billion in sales up 14%



Ultra Terminal



➔ Growth drivers of the market

- Growing demand for housing
- Increasing needs for comfort and safety
- Sophistication of technology and regulation



LEXEL
METESAN
gardy
ELDA
eunea
STRÖMFORS
PRODAX
prime
ELKO
Lauritz Knudsen
Feller
CLIPSAL
elko
JCEL
ELECTRIC
Alombard
NORWESCO
P D L
Plasnavi
Merlin Gerin
SQUARE D

➔ Key differentiation factors

- Anticipating of lifestyles changes
- Tailoring of products to market segments
- Training of qualified professionals

€ 1.2 billion in sales up 6%





Schneider
Electric

Automation everywhere

- ➔ Open and standard systems
- ➔ Embedded intelligence in products
- ➔ Plug & Play
- ➔ Seamless connected systems

- Comfort
- Performance
- Efficiency

Buildings

Comfort
Safety
Energy Efficiency

Industry

Performance
Productivity
Communication

Energy & Infrastructures



Remote Control
Energy Efficiency

Residential



Home Automation
Data Com

Growth is innovation-driven



➔ **Sustained investment**
- ~ 5% of sales in R&D
- Acquisition of advanced technologies: PMI, BEI Technologies

➔ **Deployment of resources in emerging markets**

➔ **Strong presence in high-tech countries**



United States
Germany
Shanghai (China)
Japan
Monterrey (Mexico)
Bangalore (India)

➔ **Inauguration in 2006 of the Electropole in Grenoble**

Concentration of French electromechanical research

1,000 people
33,500 sq. m, 8 hectares
Investment: €60m



Schneider Electric

Higher industrial productivity gains offset raw materials price increases



(in €m)	2004	2005
Purchasing	133	130
Lean Manufacturing	65	61
Rebalancing	29	66
Other plans	3	47
Gross productivity	**230**	**304**
as % of cost of sales	***4.5%***	***4.9%***
Increase in raw materials and payroll costs*	(125)	(182)
Net productivity	**105**	**122**
as % of cost of sales	***2.1%***	***2.0%***

*Of which raw materials price increases: €118m in 2005, €50m in 2004


efficiency

On-going deployment of efficiency plans



- **Rebalancing costs with sales**
  - Stepped-up transfer of sourcing: **+55%** in volume vs 2004
  - Launch of additional plans to optimize the manufacturing base
  - Transferred production costs: **€ 270m** to low-cost countries (**+48%**)
    of which **€125m** from euro zone to non-euro zone

- **Logistics**
  - Improvement in the customer service rate
  - On-going rationalization of logistics centers
  - Starting of inventories optimization projects
  - Reduction in logistics costs

- **Lean Manufacturing**

- **Quality: Six Sigma**


efficiency


Schneider
Electric

Control of base costs while investing in future growth



➔ **Limited increase in selling, general & administrative base costs**

- 6.1% excluding currency and perimeter effects vs. 7.9% sales organic growth
- 24.1% of 2005 sales vs. 24.6% in 2004

➔ **Relative decrease in base costs in mature countries led by the impact of support functions optimization plans**

➔ **Sustained investment in emerging countries**

➔ **Deployment of resources in new businesses**


efficiency

Action plans to develop our people



➔ **Develop competencies**

- Three-year competencies plans and performance reviews for all employees
- Schneider Electric University: creation of two new training institutes
- Apprenticeship programs

➔ **Strengthen through diversity**

- Implementation of a dedicated plan in each unit
- Increase in international job mobility

➔ **Improve safety**

- Creation of corporate and local committees
- Reduce lost days due to work place injuries

Schneider Electric ***"Most Admired Knowledge Enterprise"****
& Jean-François Pilliard "***Best HR Manager***"


people

*Elected by Téléos, an association focused on knowledge management sharing


Schneider
Electric

Sustainable development: Schneider Electric is part of the solution



→ Reduce consumption and protect the environment

- Eco-design: 100% of global new products
- Eco-production: 88% of plants certified ISO 14001

→ Deliver energy savings to customers

- Management of energy consumption
- Improvement in energy efficiency
- Support to new /renewable energies development


06
Sustainability
Indexes

ASPI Eurozone®

→ Contribute to development

- Access to power and water in emerging countries
- Global Compact: 280 suppliers have signed
- Contribution to international solidarity for Tsunami, Hurricane Katrina, Niger and Pakistan


THE GLOBAL
COMPACT



Highlights

Operating Performance

Financial Results

2005 financial highlights



Sales +12.8%	■ Organic growth: +7.9% ■ Acquisitions impact: +4.2% ■ Currency effect: +0.7%
Operating income +21.7%	+ Effective sales growth + Improved industrial productivity + Controlled base costs – Higher raw materials prices
Earnings per share +22.3%	■ Increase in net income: +20.6% ■ Decrease of shares average number: -1.2%
ROCE +0.8pt	■ Controlled capital employed: +13.6% ■ Increase in operating income: +21.7%


Schneider
Electric

Improvement of all key indicators in 2005



(in €m)	2004	2005	% change
Sales	**10,349**	**11,679**	**+12.8%**
Gross margin	**4,172**	**4,755**	**+14.0%**
Margin %	*40.3%*	*40.7%*	*+0.4pt*
EBITDA*	**1,605**	**1,972**	**+22.9%**
Margin %	*15.5%*	*16.9%*	*+1.4pt*
Operating income	**1,286**	**1,565**	**+21.7%**
Margin %	*12.4%*	*13.4%*	*+1.0pt*
Net financial expense	(59)	(105)	-
Income tax	(365)	(428)	-
Minority interests	(38)	(38)	-
Net income	**824**	**994**	**+20.6%**
Earnings per share	*3.73*	*4.56*	*+22.3%*

** Operating income+ net depreciation and amortization*


Schneider
Electric

Limited aggregate impact of IFRS standards on operating income



(in €m)	2004	2005
Operating income - French GAAP	**1,310**	**1,563**
Capitalized development costs	46	109
Amortization of development costs	-	(8)
Net impact of development costs	*46*	*101*
Restructuring costs	(96)	(107)
Impairment of goodwill	-	(8)
Cost of stock options	(9)	(17)
Other adjustments*	35	33
Aggregate impact on operating income	***(24)***	**2**
Operating income - IFRS	**1,286**	**1,565**

*Including actuarial differences on pension: € 38m in 2004, € 39m in 2005


Schneider
Electric

Strong organic growth in operating income: +17.1%



(In €m)

2004	Volume & price	Gross Industrial Productivity	Cost of sales	Base costs	IFRS	Other	Currency effects	Perimeter	2005
1,286	+320	+304	-182	-212	+26	-36	-8	+67	1,565

Growth excluding currency and perimeter effects

Δ 05/04	Growth excluding currency and perimeter effects	Currency effects	Perimeter	Total
	+17.1%	-0.6%	+5.2%	+21.7%



Strong rise in operating income in all regions



Europe
+13%
672
762
12.8%
13.5%
2004
2005
North America
+29%
314
406
12.6%
13.3%
2004
2005
Asia/Pacific
+27%
207
263
11.3%
12,9%
2004
2005
Rest of the World
+43%
94
134
12.5%
14.0%
2004
2005

Operating income in €m, under IFRS standards / Operating margin in %

Strong rise in operating income in all businesses






Electrical Distribution
831
+22%
1,016
12.8%
13.9%
2004
2005
Automation and Control
325
+13%
368
12.0%
12.7%
2004
2005




Growth Platforms
130
+39%
181
11.6%
2004
2005



Operating income in €m, under IFRS standards / Operating margin in %

Reduction in currency exposure thanks to costs rebalancing



- Production costs rebalancing
- Acquisition in dollar zone
- Relative decrease in base costs in euro zone

Operating margin sensitivity to a 10% increase of euro vs dollar	
2004	2005
-0.6 pt	-0.4 pt

Strong increase in operating cash flow



Operating income

in €m

	2004	2005
Operating income	1,286	1,565

+22%

Operating cash flow

in €m and % of sales

	2004	2005
Operating cash flow	1,282	1,548
% of sales	12.4%	13.3%

+21%


Schneider
Electric

Good cash generation



(IFRS data in €m)	2005
Net debt at January 1	**(524)**
Operating cash flow	**1,548**
Capital expenditure - net	(476)
Change in operating working capital	(104)
Change in non-operating working capital	(119)[1]
Free cash flow	**849**
Dividends and share buybacks	(469)
Acquisitions	(1,267)
Other	(213)[2]
Increase in net debt	**(1,100)**
Net debt at December 31	**(1,624)**

(1) Including dividend equalization tax receivable (76), (2) including currency loans conversion (101) & contribution to US pensions (49)


Schneider
Electric

Solid financial ratios



(in €m)	2004	2005
Consolidated shareholders' equit	7,422	8,338
Net debt	524	1,624
Debt-to-equity ratio (%)	7%	20%
Interest coverage*	25x	19x
Operating cash flow/net debt	245%	95%

- Continued balance sheet optimization
- S&P confirmed "*A stable outlook*" rating during the €1.5 billion bond issue in July 2005

*EBITDA/Cost of debt


Schneider
Electric

A significant improvement in return on capital employed: +0.8 pt




10.5%
10,616
9,345
9.7%
903
1,110
2004
2005
Operating income after tax
2004
2005
Capital employed*

Increase in return on operating capital employed excluding acquisitions: +1.3 pt

Capital employed = shareholders' equity + net debt + provisions


Schneider
Electric

A strong increase in earnings per share and proposed dividend



Earnings per share (€)

+22%

3.73 | 4.56

2004 | 2005

Dividend per share (€)*

+25%

1.80 | 2.25

2004 | 2005

Subject to shareholder approval, payable in cash on May 9, 2006


Schneider
Electric

Prepared succession and proposed new governance structure



- **Implementation of a Supervisory Board and a Management Board**
  - Decision of the Board of Directors on January 6, 2006
  - Subject to shareholder approval at the May 3, 2006 Annual Meeting

- **Proposed members of the Supervisory Board**
  - Members: from current Board of Directors members
  - Chairman: Henri Lachmann

- **Proposed members of the Management Board**
  - Members: Jean-Pascal Tricoire, Pierre Bouchut
  - Chairman: Jean-Pascal Tricoire


Schneider
Electric

Schneider Electric's key strengths in the industry



- ➔ Young, international management
- ➔ Successful business model
- ➔ Sustained investment in innovation
- ➔ Ability to grow through acquisitions
- ➔ World wide presence closer to customers
- ➔ Strong resonance of new² company program with employees

Schneider Electric is well positioned
to leverage worldwide economic growth


Schneider
Electric

Outlook



Assuming current economic and currency conditions,
Schneider Electric anticipates for 2006
an other increase of sales and operating income,
in line with growth and efficiency targets
of its new² company program

Contacts and Calendar



Alexandre Brunet - Investor Relations Officer
alexandre.brunet@schneider-electric.com

Katia de Saint Germain - Deputy - Investor Relations
katia.de-saint-germain@schneider-electric.com

☎: +33 (0)1 41 29 87 50
www. schneider-electric.com

April 28	1st Quarter 2006 Sales	9:00 Conference Call
May 3	Annual Shareholders' Meeting	Palais des Congrès
July 28	Half-Year Results	9:00 Conference Call
October 20	3rd Quarter 2006 Sales	9:00 Conference Call


Schneider
Electric

Building a New Electric World





Press release (p. 2)

About OVA

Based near Bologna-Italy, OVA offers a vaste and innovative range of emergency lighting and emergency power products and systems but also wiring devices like portable socket-outlets, plugs and adapters. With around 250 employees, the company has built its development on a high quality production process and the application of unique and evolved know-how and technologies.

About Schneider Electric

Schneider Electric is the world's power and control leader. Through its world-class brands, Merlin Gerin, Square D and Telemecanique, Schneider Electric manufactures and markets a comprehensive range of products and services for the residential, buildings, industry and energy and infrastructure markets. With 88,670 employees and operations in 130 countries, Schneider Electric generated sales of €11.7 billion in 2005 through 13,000 distributor outlets. www.schneider-electric.com.

Schneider Electric:
Giving the best of the New Electric World
To everyone, everywhere, at any time



Merlin Gerin
Square D
Telemecanique

Investor Relations:
Schneider Electric
Alexandre Brunet

Phone: +33 (0)1 41 29 70 71
Fax: +33 (0)1 41 29 71 42
www.schneider-electric.com
ISIN: FR0000121972

Media Contact:
Schneider Electric
Véronique Moine
Phone: +33 (0)1 41 29 70 76
DGM
Michel Calzaroni
Olivier Labesse
Phone: +33 (0)1 40 70 11 89

Contact
OVA G. Bargellini
Roberto Trotta
Phone : +39 051 683 92 20




Annex 7

Press Release

Schneider Electric takes a major step into the emergency lighting market through the acquisition of the Italian Group OVA thus enhancing its ultra-terminal offer

Rueil Malmaison, France – February 28, 2006 – Schneider Electric has signed an agreement to acquire 100% of the Italian Group OVA G. Bargellini SpA.

OVA operates in the emergency lighting market, with leading positions in Italy and a strong presence across the rest of Europe. The company is also active in the wiring devices business, through electrical components such as portable socket-outlets, plugs and adapters. For 2005, OVA's revenues are expected to be above €60 million, with an operating margin around 13%.

With this acquisition Schneider Electric adds a full and innovative range of emergency lighting luminaries and systems to its existing low voltage offer. Schneider Electric will sell OVA's products through its powerful commercial network, especially in Europe, enabling therefore to reinforce its positions on the building market by proposing more complete solutions.

Since it was founded in 1963, OVA has gained a strong reputation for its technological leadership with notably capabilities in the LED promising technology, and will therefore become Schneider Electric's competency center for emergency lighting products.

Christian Wiest, Executive Vice-President of Schneider Electric's Europe Operating Division, commented : "*The emergency lighting business fits perfectly with our core business model and is complementary to our catalogue addressing the Building market. The acquisition of OVA will enable Schneider Electric to take a leading position on this business.*"

Giulio Bargellini, CEO of OVA Group, added : " *I'm convinced that Schneider Electric is the best partner for OVA. OVA technology and Schneider Electric commercial network are definitely the ideal assets to develop the business.*"

Subject to regulatory approvals, the transaction should be finalised in the second quarter of 2006. Schneider Electric is very confident that this acquisition will meet its Return on Capital Employed criteria within 3 years from completion.


Merlin Gerin
Square D
Telemecanique

Investor Relations:
Schneider Electric
Alexandre Brunet
Phone: +33 (0)1 41 29 70 71
Fax: +33 (0)1 41 29 71 42

www.schneider-electric.com
ISIN: FR0000121972

Media Contact:
Schneider Electric
Véronique Moine
Phone: +33 (0)1 41 29 70 76
DGM
Michel Calzaroni
Olivier Labesse
Phone: +33 (0)1 40 70 11 89

Contact :
OVA G. Bargellini
Roberto Trotta
Phone : +39 051 683 92 20



Annex 6

RECEIVED
2006 MAR -7 A 10:24
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Press Release

Schneider Electric Sells Mafelec Subsidiary to GET As Part of a Management Buyout

(Rueil-Malmaison, France – February 27, 2006) – Schneider Electric announced today that it has sold its Mafelec subsidiary to GET, a company formed as part of a management buyout. Mafelec is a specialty manufacturer of onboard push-button switches for railway, overland and maritime transportation applications. The sale, which is part of the company's acquisition by its management (Gilles Heinrich and Eric Heitz), demonstrates Schneider Electric's commitment to supporting the entrepreneurial spirit of its employees.

The transaction fits in with Schneider Electric's ongoing strategy of focusing on core businesses where it enjoys critical mass.

For Mafelec managers, the acquisition represents an opportunity to grow a specialty business aligned with customer needs, backed by a recognized brand and well-established customer portfolio.

About Mafelec

Specialized in the manufacture of on-board push-button switches, Mafelec SAS is based in Chimilin in eastern France. It reported revenue of more than €20 million in 2005.

About Schneider Electric

Schneider Electric is the world's power and control leader. Through its world-class brands, Merlin Gerin, Square D and Telemecanique, Schneider Electric manufactures and markets a comprehensive range of products and services for the residential, buildings, industry, energy and infrastructure markets. Schneider Electric has 88,670 employees worldwide, operations in 130 countries and recorded sales of €11.7 billion in 2005 through the 13,000 sales outlets of its distributors. www.schneider-electric.com.

Schneider Electric: Give the best of the New Electric World to everyone, everywhere, at any time


Merlin Gerin
Square D
Telemecanique

Investor Relation :
Schneider Electric
Alexandre Brunet
Tel. +33 (0)1 41 29 70 71
Fax . +33 (0)1 41 29 71 42

Media Contact
Schneider Electric
Véronique Moine
Tel. +33 (0)1 41 29 70 76
Fax . +33 (0)1 41 29 71 95

Media Contact
DGM
Michel Calzaroni
Olivier Labesse
Tel. +33 (0)1 40 70 11 89
Fax . +33 (0)1 40 70 90 46

www.schneider-electric.com
ISIN : FR0000121972



Financial Information (p. 4)

The development of new businesses allows Schneider Electric to broaden its offer of products, solutions and services to meet customers' new and growing needs. In **energy management**, notably, Schneider Electric can provide customers a unique range of offers to optimize their energy strategy and costs. It also provides **automation** functions in the Industry, Buildings, Residential and Energy & Infrastructure markets to improve performance, efficiency and comfort of installations.

V. PROPOSED NEW GOVERNANCE STRUCTURE

To implement the Chairman and Chief Executive Officer's succession, shareholders will be asked to approve the transformation of the corporate governance structure at the Annual Meeting on May 3; 2006. The changes involve implementation of a **Supervisory Board** and a **Management Board** and appointment of all the current members of the Board of Directors to the Supervisory Board, with the exception of Daniel Bouton, who does not wish to continue serving for reasons of availability.

The Supervisory Board will be asked to appoint Henri Lachmann as its Chairman and to appoint to the Management Board Jean-Pascal Tricoire, currently Chief Operating Officer, and Pierre Bouchut, Executive Vice-President Finance and Control - Legal Affairs. Jean-Pascal Tricoire will be the Chairman of the Management Board and Chief Executive Officer.

The Board of Directors believes that this mode of governance, given the planned composition of the Supervisory Board and the Management Board, is today the most appropriate for Schneider Electric in order to ensure the smooth succession of its Chairman and Chief Executive Officer together with the pursuit of its development and growth strategy.

VI. OUTLOOK

Assuming current economic and currency conditions, Schneider Electric anticipates for 2006 an other increase of sales and operating income, in line with the growth and efficiency targets of its new² company program.

****

First-quarter 2006 sales will be released on April 28, 2006.

Schneider Electric: Giving the best of the New Electric World to everyone, everywhere, at any time

Schneider Electric is the world's power and control specialist. Through its world-class brands, Merlin Gerin, Square D and Telemecanique, Schneider Electric anticipates and satisfies its customers' requirements in the residential, building, industry and energy and infrastructure markets. With 92,000 employees and operations in 130 countries, Schneider Electric generated revenue of €11.7 billion in 2005 through 13,000 distributor outlets.


Merlin Gerin
Square D
Telemecanique

Investor Relations:
Schneider Electric
Alexandre Brunet
Tel. +33 (0)1 41 29 70 71
Fax +33 (0)1 41 29 71 42
www.schneider-electric.com
ISIN: FR0000121972

Press Contact:
Schneider Electric
Véronique Moine
Tel. +33 (0)1 41 29 70 76
Fax +33 (0)1 41 29 71 95

Press Contact:
DGM
Michel Calzaroni
Olivier Labesse
Tel. +33 (0)1 40 70 11 89
Fax +33 (0)1 40 70 90 46



Financial Information *(p. 3)*

Acquisitions contributed **€67 million**, with a higher margin than the Group average. The currency effect had a very limited negative impact of €8 million as the euro/dollar exchange rate remained virtually unchanged from 2004.

Operating margin significantly widened by **+1.0 point** to **13.4%**. All region and businesses reported strong improvement in operating margins.

III. STRONG GROWTH IN NET INCOME AND RETURN ON CAPITAL EMPLOYED

Net income also rose strongly by **+21%** to **€994 million**, despite higher cost of debt. Gradual balance sheet optimization led to a net debt-to-equity ratio of 20% versus 7% at December 31, 2004.

Earnings per share increased by **+22%** to **€4.56**, reflecting higher net income and a -1.2% decrease in the average number of shares. At the Annual Meeting on May 3, 2006, shareholders will be asked to approve the payment of a net **dividend** of **€2.25** (up **25%** from 2004), payable in cash on May 9, 2006.

Operating cash flow climbed +**21%**, in line with net income, to **€1,548 million**, and represented **13.3%** of sales.

Return on capital employed came to **10.5%**, a **+0.8 point** gain, thanks to controlled capital employed, especially working capital.

IV. GROWTH STRATEGY

Schneider Electric intends to actively pursue its strategy to increase growth potential and reduce cycle sensitivity of its business by:

- Sustained investment in **innovation**.
- Expansion in fast growing countries, notably **emerging countries** and the United States.
- Strong development in **new businesses**, including Energy Management, Building and Industrial Automation, Ultra Terminal and Services.

The Group devotes nearly **5%** of sales to research and development. It is continuing to deploy resources in emerging countries, primarily Shanghai in China, Bangalore in India and Monterrey in Mexico, while ensuring a strong presence in high-tech countries like the United States, Germany and Japan.

Emerging countries achieved average growth of **13%** and good margins. They accounted for **30%** of total sales and generated nearly **50%** of organic growth in 2005. The Group is continuing to make substantial investments in these high-potential countries to optimize its market coverage and strengthen its leadership positions.


Merlin Gerin
Square D
Telemecanique

Investor Relations:
Schneider Electric
Alexandre Brunet

Tel. +33 (0)1 41 29 70 71
Fax +33 (0)1 41 29 71 42
www.schneider-electric.com
ISIN: FR0000121972

Press Contact:
Schneider Electric
Véronique Moine

Tel. +33 (0)1 41 29 70 76
Fax +33 (0)1 41 29 71 95

Press Contact:
DGM
Michel Calzaroni
Olivier Labesse
Tel. +33 (0)1 40 70 11 89
Fax +33 (0)1 40 70 90 46



Financial Information *(p. 2)*

I. STRONG GROWTH IN SALES

Sales enjoyed strong growth in 2005, gaining a reported **+12.8%** to end the year at **€11,679 million**.

The acquisitions made in 2005 (PMI, Elau, ABS EMEA, Juno Lighting and BEI Technologies) and the full-year impact of the acquisitions made in 2004 (Andover Controls and Kavlico) contributed a significant €433 million, or +4.2%. The currency effect became slightly positive, increasing sales by €74 million, or +0.7%.

On a constant structure and exchange rate basis, sales rose a robust **+7.9%** led by the continuation of very favorable trends in emerging countries, a sustained growth in North America and stepped-up demand in Western Europe.

Sales change by geographical region were as follows:

(€ millions)	**2005 sales**	**% change 2005 constant**	**Sales 4th Quarter 2005**	**% change 4th quarter constant**
Europe	5,643	+5.2%	1,521	+7.1%
North America	3,047	+8,1%	894	+5,3%
Asia – Pacific	2,031	+9.3%	561	+8.3%
Rest of the World	958	+23.5%	287	+26.8%
Total	**11,679**	**+7.9%**	**3,263**	**+8.4%**

In the **fourth quarter 2005,** sales amounted to **€3,263,** an **+8.4%** gain, much higher than forecasted.

II. STRONG GROWTH IN OPERATING INCOME

Operating profit strongly increased by **+22%** to **€1,565 million**, primarily driven by the Group's organic performance. On a constant structure and exchange rate basis, operating income improved by **+17%** (on sales organic growth of +7.9%), reflecting:

- Strong business growth combined with effective price management.
- Significant industrial productivity gains, offsetting therefore the rise in raw material costs.
- Tight control over base costs.

Thanks to stepped-up deployment of efficiency plans, notably production costs rebalancing and logistics optimization, gross industrial productivity rose **+32%** to **€304 million**, equivalent to **4.9%** of cost of sales, which represents a +0.4 point gain from 2004.



Merlin Gerin
Square D
Telemecanique

Investor Relations:
Schneider Electric
Alexandre Brunet

Tel. +33 (0)1 41 29 70 71
Fax +33 (0)1 41 29 71 42
www.schneider-electric.com
ISIN: FR0000121972

Press Contact:
Schneider Electric
Véronique Moine

Tel. +33 (0)1 41 29 70 76
Fax +33 (0)1 41 29 71 95

Press Contact:
DGM
Michel Calzaroni
Olivier Labesse
Tel. +33 (0)1 40 70 11 89
Fax +33 (0)1 40 70 90 46



Financial Information

Excellent performance in 2005

- Sales up 13%
- Operating income up 22%
- Earnings per share up 22%

- **Strong organic growth in sales: up 7.9%**
- **Significant improvement in operating margin: up 1.0 point and return on capital employed: up 0.8 point**
- **Increase in proposed dividend at €2.25 per share: up 25%**
- **Results in line with new² company program targets**
- **On going active development in emerging countries and targeted new businesses**

Rueil Malmaison, February 16, 2006 - Meeting on February 15, 2006, under the chairmanship of Henri Lachmann, the Board of Directors approved the financial statements for the year ended December 31, 2005.

(€ millions)	2005	2004	Change
Sales	11,679	10,349	+13%
Operating income	1,565	1,286	+22%
Operating margin	*13.4%*	*12.4%*	*+1.0pt*
Net income	994	824	+21%
Earnings per share (€)	4.56	3.73	+22%
*Return on capital employed**	*10.5%*	*9.7%*	*+0.8pt*

After tax operating income / shareholders' equity + net debt + provisions

Commenting on the results, Henri Lachmann, Chairman and Chief Executive Officer, noted: *"This strong increase in sales for the second year in a row reflects the gradual change in Schneider Electric's growth profile, with the increasing contribution from emerging countries and new businesses. The initial effects of the efficiency plans deployed through our new² company program also drove a further significant improvement in our operating and financial profitability. All in all, over the past two years, Schneider Electric has increased its profit by nearly 60%. We are particularly confident in Schneider Electric's ability to generate sustainable and profitable growth given the deep commitment of all our employees and the high quality of our new management team."*


Merlin Gerin
Square D
Telemecanique

Investor Relations:
Schneider Electric
Alexandre Brunet
Tel. +33 (0)1 41 29 70 71
Fax +33 (0)1 41 29 71 42
www.schneider-electric.com
ISIN: FR0000121972

Press Contact:
Schneider Electric
Véronique Moine
Tel. +33 (0)1 41 29 70 76
Fax +33 (0)1 41 29 71 95

Press Contact:
DGM
Michel Calzaroni
Olivier Labesse
Tel. +33 (0)1 40 70 11 89
Fax +33 (0)1 40 70 90 46




*musée du quai Branly

Press release (p.2)

Schneider Electric's actions in favor of disabled people:

- Schneider Electric employs a workforce of 92,000 in 130 countries and has made "development of our responsibility with regard to civil society" part of its global policy. This means that, in France, 7% of the company's hosting capacity for trainees, internships and sandwich courses is reserved for young disabled people still at school or attending professional training.
- In France, the Schneider Electric Foundation is very much present, helping young disabled people thanks to the commitment of many employees who devote time and resources to this. This is the case of the ANAE (national association of school stakeholders), which aims to design, create, manage and coordinate leisure centers for adults and children with motor, mental or sensory impairments.
- Other partnership agreements exist throughout the world. For example, El Baraka in Algeria, the national association for disabled people, to which Schneider Electric gives financial aid in order to accompany disabled children from poorer backgrounds throughout their school year.
- Finally, Schneider Electric supports its disabled employees and sports champions: Alim Latreche (Olympic fencing champion), Alain Fuss (3rd in the handisport road race) and Jean Delaey (10th in the French Semi-Marathon Championships).

Schneider Electric joins the circle of major benefactors supporting the Musée du Quai Branly.

The inauguration of the museum and "La Rivière" route will take place on June 23rd 2006.

About the Quai Branly museum

Imagined by the architect Jean Nouvel, the Musée du Quai Branly, dedicated to the Art and Civilization of Africa, Asia, Oceania and the Americas. Thoroughly modern, the institution's work focuses on the preservation and enhancement of collections, as well as research and teaching, with the creation of an inter-disciplinary research center. As a crossroads of world cultures, it follows a policy of staging live shows related to the exhibitions presented.

About Schneider Electric

World leader in electrical distribution and automation & control through its world brands, Merlin Gerin, Square D and Télémécanique, Schneider Electric develops a global offer of products and services for the residential, building, industry, energy and infrastructure markets.
In 2004, Schneider Electric and its 92,000 employees achieved sales of € 10.4 billion through 13,000 sales outlets in 130 countries.. www.schneider-electric.com.

Schneider Electric :
Giving the best of the New Electric World
to everyone, everywhere, at any time.


Merlin Gerin
Square D
Telemecanique

Investor Relations
Schneider Electric
Alexandre Brunet
Tél. : +33 (0)1 41 29 70 71
Fax : +33 (0)1 41 29 71 42
www.schneider-electric.com
ISIN : FR0000121972

Media Contact
Schneider Electric
Véronique Moine
Tél. : +33 (0)1 41 29 70 76

DGM
Michel Calzaroni
Sonia Fellmann
Tél. : +33 (0)1 40 70 11 89

Media Contact
Musée du quai Branly
Nathalie Mercier,
Communications Advisors
Tél. : +33 (0)1 56 61 70 20
nathalie.mercier@quaibranly.fr

Muriel Sassen, Press Officer
Tél. : +33 (0)1 56 61 52 87
muriel.sassen@quaibranly.fr

Annex 4




*musée du quai Branly

Press release

Signature of a corporate sponsorship agreement between Schneider Electric and the Musée du Quai Branly on Tuesday, February 14th, 2006

Rueil Malmaison, France, February 15th 2006 – Schneider Electric is sponsoring the "La Rivière" route through the Quay Branly museum (Paris, France) – a route designed for all visitors, especially the disabled. The aim of this visitor route is to offer a fun museum visit suitable for handicapped visitors, using "sensory" signs – tactile, video, audio.

"La Rivière": a new museum proposition

Incorporated into its furniture and its organic form, covered with leather and designed by Jean Nouvel, stretching over 200 meters in the very heart of the museographic presentation, "la Rivière" offers a themed view which is complementary, but different – a change from the geographic approach of standard collection displays – constructed around the concept of imagined spaces, inhabited by non-western populations.

Three themes – Sacred Places, Human Places and Places of Discovery – are developed and interlinked with concepts such as Traveling, Honoring, Living, Roaming, Discovering and Collecting. The museum presentation of "la Rivière" includes many installations generally composed of texts and audiovisual programs, with tactile texts in relief for visually-impaired visitors.

Unlike a traditional exhibition, "la Rivière" does not show any real objects, but always transpositions of representations, observations and interpretations of multiple views of the world. The route leads visitors through the most diverse and striking features of the societies presented in the Musée du Quai Branly. In a few short strides, visitors move from Australia, to Mongolia, then to Mexico... and discover a whole range of ways of thinking about space, inhabiting it, roaming across it and imposing order on it.

The Musée du Quai Branly and Schneider Electric: drawn together by shared values.

The corporate sponsorship agreement between Schneider Electric and the Musée du Quai Branly is part of a long-established approach by Schneider Electric. For Henri Lachmann, CEO of Schneider Electric, *"this project is totally in keeping with our philosophy and values: for the third time, Schneider Electric has signed a three-year agreement with the labor organizations concerning employment of disabled people".*

For Stéphane Martin, President of the Musée du Quai Branly: *"'la Rivière' is one of the major successes of the policy on accessibility of collections and the inclusion of handicapped people in the museum's plans, in terms of its museographic offering."*


Merlin Gerin
Square D
Telemecanique

Investor Relations
Schneider Electric
Alexandre Brunet
Tél. : +33 (0)1 41 29 70 71
Fax : +33 (0)1 41 29 71 42
www.schneider-electric.com
ISIN : FR0000121972

Media Contact
Schneider Electric
Véronique Moine
Tél. : +33 (0)1 41 29 70 76

DGM
Michel Calzaroni
Sonia Fellmann
Tél. : +33 (0)1 40 70 11 89

Media Contact
Museum quai Branly
Nathalie Mercier,
Communications Advisors
Tél. : +33 (0)1 56 61 70 20
nathalie.mercier@quaibranly.fr

Muriel Sassen, Press Officer
Tél. : +33 (0)1 56 61 52 87
muriel.sassen@quaibranly.fr

Annex 1





Press Release

Schneider Electric enhances its position in low voltage installation systems with the acquisition of the specialist AEM S.A. in Spain

Rueil Malmaison, France – February 2, 2006 – Schneider Electric has signed an agreement through its subsidiary Schneider Electric España to acquire AEM S.A., a Spanish firm that designs, manufactures and markets low voltage electrical distribution installation systems and equipment for the Residential and Building markets. AEM S.A. generated revenue of nearly €20 million in 2005.

With this acquisition, Schneider Electric adds a full range of metal and plastic trunking and cable trays to its existing low voltage offer. As a result, it will be able to propose complete low voltage installation solutions linking distribution switchboards and wiring devices offers already sold under various Schneider Electric brand names.

Since it was founded in 1979, AEM S.A. has pursued a fast-paced investment strategy, enabling it to benefit from the strong growth in Spanish residential and commercial building construction while enhancing operating performance.

Julio Rodriguez, Executive Vice-President of Schneider Electric's International & Iberian Operating Division, commented: *"This acquisition will allow us to propose our customers in Spain a low voltage electrical distribution offer covering all their needs and highly complementary to our own products sold under the Merlin Gerin and Eunea brand names. By combining AEM S.A.'s technical development and production expertise with the power of Schneider Electric's sales network, we will be able to accelerate worldwide growth in low voltage installation systems for the residential and commercial markets."*

The transaction should be finalized during the first quarter of 2006.

About AEM S.A.

AEM S.A. is an independent firm active in the Spanish market for low voltage distribution installation systems. With around 100 employees, the company has built its development on flexible manufacturing resources and a high-quality product offer. In 2005, nearly 15% of AEM S.A.'s revenue came from export.

About Schneider Electric

Schneider Electric is the world's power and control specialist. Through its world-class brands, Merlin Gerin, Square D and Telemecanique, Schneider Electric anticipates and satisfies its customers' requirements in the residential, building, industry and energy and infrastructure markets. With 85,000 employees and operations in 130 countries, Schneider Electric generated sales of €10.4 billion in 2004 through 13,000 distributor outlets. *www.schneiderelectric.com.*

Schneider Electric:
Giving the best of the New Electric World
To everyone, everywhere, at any time


Merlin Gerin
Square D
Telemecanique

Investor Relations:
Schneider Electric
Alexandre Brunet

Phone: +33 (0)1 41 29 70 71
Fax: +33 (0)1 41 29 71 42
www.schneider-electric.com
ISIN: FR0000121972

Media Contact:
Schneider Electric
Véronique Moine
Phone: +33 (0)1 41 29 70 76
DGM
Michel Calzaroni
Olivier Labesse
Phone: +33 (0)1 40 70 11 89

Contact
AEM S.A.
Antonio Reyes
Phone : + 34 963 76 47 05



Annex 2

Press Release

Schneider Electric amends its proposal for SCADA and MES specialist Citect.

Rueil Malmaison, France and Sydney, Australia, February 15, 2006 - Schneider Electric's (Euronext: SCHN) main Australian subsidiary, Schneider Electric Australia Holdings Pty Limited and Citect Corporation Limited (ASX: CTL) have today signed an agreement to revise their amended Merger Implementation Agreement.

Under this revised agreement, the consideration payable to Citect shareholders will be increased to AU$2.15 per share plus the special dividend of AU$0.05, subject to the Share scheme becoming effective, as set out in the transaction details section below.

The board of directors of Citect has unanimously approved this new amendment to the Merger Implementation Agreement and has therefore resolved to recommend the scheme of arrangement to shareholders and optionholders (in the absence of a superior offer).

Citect generated revenues of about €38.2 million in 2004 and employed 350 employees. Schneider Electric expects that the acquisition of Citect would still meet its Return on Capital Employed criteria.

About Citect

Citect is the leading, independent global provider of industrial automation, real-time intelligence and next generation manufacturing execution systems (MES). Leveraging open technologies, CitectHMI/SCADA and Ampla connect to multiple plant and business systems. Citect's products are complemented by professional services, customer support and training, and sold in numerous industries including mining, metals, food and beverage, manufacturing, facilities, water, gas pipelines, power distribution and pharmaceuticals. Citect is headquartered in Sydney Australia, has 19 offices in Oceania, South-East Asia, China and Japan, North and South America, Europe, Africa and the Middle-East, and its products are distributed in more than 50 countries worldwide.

About Schneider Electric

Schneider Electric is the world's power and control leader. Through its world-class brands, Merlin Gerin, Square D and Telemecanique, Schneider Electric manufactures and markets a comprehensive range of products and services for the residential, buildings, industry, energy and infrastructure markets. Schneider Electric has 85,000 employees worldwide, operations in 130 countries and recorded sales of €10.4 billion in 2004 through the 13,000 sales outlets of its distributors. www.schneiderelectric.com.

Schneider Electric:
Give the best of the New Electric World
to everyone, everywhere, at any time



Merlin Gerin
Square D
Telemecanique

Investor Relations :
Schneider Electric
Alexandre Brunet

tel. +33 (0)1 41 29 70 71
fax +33 (0)1 41 29 71 42
www.schneider-electric.com

Press Contact
Schneider Electric
Véronique Moine
Tel. +33 (0)1 41 29 70 76
DGM
Michel Calzaroni
Olivier Labesse

Citect Media Contact

Michelle Hutton
Hill & Knowlton
Tel. 61 2 9286 1201



Press Release (p. 2)

Transaction details

As required under Australian law, this transaction requires approval by an Australian court and by a vote of Citect's shareholders by a majority which requires at least 75% of votes cast in favour as well as the satisfaction of a number of customary conditions precedent.

Under the terms of the amended Merger Implementation Agreement, Schneider Electric Australia Holdings Pty. Ltd. will pay AU$2.15 in cash for each issued ordinary share of Citect. Prior to the completion of the transaction, Citect will pay a cash dividend of AU$0.05 per share. Under the Option scheme, holders of Citect's options will now be paid AU$0.099, AU$0.1265, and AU$0.1705 for the options issued under plans expiring on 20 September 2006, 30 May 2007 and 11 June 2007 respectively.

Notice to Citect Shareholders

This announcement is neither an offer to purchase nor a solicitation of an offer to sell securities. Citect shareholders are urged to refer to the scheme booklet and the additional information supplementing that scheme booklet relating to the proposed transaction and any other relevant materials that become available as they will contain important information. Supplementary material will be made available to Citect shareholders at no expense to them, and will be available at no charge on the Australian Stock Exchange's website at http://www.asx.com.au/.

Forward-Looking Statements

Statements about the expected timing and scope of the acquisition and all other statements in this announcement other than historical facts are forward-looking statements. Forward-looking statements include information about possible or assumed future financial results and usually contain words such as "believes," "intends," "expects," "anticipates," "estimates", or similar expressions. These statements are subject to risks and uncertainties that may change at any time, and, therefore, actual results may differ materially from expected results due to a variety of factors, including but not limited to, the satisfaction of the conditions to completion of the proposed transaction, as well as the additional factors which are reflected in the annual reports of Schneider Electric for the year ended December 31, 2004 and the annual report of Citect for the year ended December 31, 2004, as well as in their more recent filings with the French and the Australian Stock Exchange. We caution investors not to place undue reliance on the forward-looking statements contained in this press release. These statements speak only as of the date of this press release, and we undertake no obligation to update or revise the statements, risks or reasons. All forward-looking statements are expressly qualified in their entirety by this cautionary statement.


Merlin Gerin
Square D
Telemecanique

Investor Relations :
Schneider Electric
Alexandre Brunet

Tel. +33 (0)1 41 29 70 71
Fax +33 (0)1 41 29 71 42
www.schneider-electric.com
ISIN: FR0000121972

Press Contact
Schneider Electric
Véronique Moine
Tel. +33 (0)1 41 29 70 76
DGM
Michel Calzaroni
Olivier Labesse
Tel. +33 (0)1 40 70 11 89

Citect Media Contact

Michelle Hutton
Hill & Knowlton
Tel. 61 2 9286 1201


Schneider
Electric

Annex 3

Press Release

Schneider Electric China enters into a new partnership in the Medium Voltage Vacuum Circuit Breaker field.

Beijing, China, February 15, 2006 - Schneider Electric's (Euronext: SCHN) main Chinese subsidiary, Schneider Electric China Investment Ltd. and Shaanxi Baoguang Group have signed today an agreement for the formation of a new Joint Venture dedicated to the manufacturing and distribution of Medium Voltage Vacuum Circuit Breakers.

This new Joint-Venture, will be named Schneider (Shaanxi) Baoguang Electrical Apparatus Co. Ltd. (SSBEA) and will be incorporated in the city of Baoji (Shaanxi Province) as soon as the customary conditions precedent and regulatory approvals are satisfied. Schneider Electric will own a 70% interest in the company while Shaanxi Baoguang Group will hold the remaining 30%.

Russell Stocker, Executive Vice President, Schneider Electric Asia Pacific Operating Division, commented: *"This new partnership is at the crossroad of several aspects of Schneider Electric's strategy. It will be a new growth engine in China (the biggest market in the world for Medium Voltage apparatus), while contributing to the widening of Schneider Electric's Medium Voltage line-up for Building and Energy markets."*

The Joint Venture will focus primarily on the Chinese market by offering a new range of cost-competitive products addressing local market needs, but might also supply other Schneider Electric countries when suitable in order to extend their own market coverage. SSBEA is expected to generate, on a pro-forma basis, annual revenues of around €20m on a full year basis.

About Schneider Electric

Schneider Electric is the world's power and control leader. Through its world-class brands, Merlin Gerin, Square D and Telemecanique, Schneider Electric manufactures and markets a comprehensive range of products and services for the residential, buildings, industry, energy and infrastructure markets. Schneider Electric has 85,000 employees worldwide, operations in 130 countries and recorded sales of €10.4 billion in 2004 through the 13,000 sales outlets of its distributors. www.schneiderelectric.com.

Schneider Electric:
Give the best of the New Electric World
to everyone, everywhere, at any time


Merlin Gerin
Square D
Telemecanique

Investor Relations :
Schneider Electric
Alexandre Brunet

tel. +33 (0)1 41 29 70 71
fax +33 (0)1 41 29 71 42
www.schneider-electric.com

Press Contact
Schneider Electric
Véronique Moine
Tel. +33 (0)1 41 29 70 76

DGM
Michel Calzaroni
Olivier Labesse
Tel. +33 (0)1 40 70 11 89